Newell Rubbermaid™
Brands That Matter



09001000

THE JOURNEY CONTINUES

BUSINESS DESCRIPTION

Newell Rubbermaid is a global marketer of consumer and commercial products that touch the lives of people where they work, live and play. We are committed to building a portfolio of *Brands That Matter*™ while leveraging the scale of the total company to promote operating efficiencies, shared expertise and a culture that produces best-in-class results. Our evolution as a global company is driven by our growing understanding of the constantly changing needs of consumers and our ability to create innovative, highly differentiated solutions that offer great performance and value.

FINANCIAL HIGHLIGHTS

Newell Rubbermaid Inc.

($ in millions, except per share amounts)	2008	2007	2006
Net Sales	$6,471	$6,407	$6,201
Gross Margin %	32.8%	35.2%	33.4%
Operating Income[1]	$620.5	$826.3	$723.0
Operating Margin[1]	9.6%	12.9%	11.7%
"Normalized" EPS[1]	$ 1.22	$ 1.82	$ 1.52

[1] *Please refer to the Reconciliation of Non-GAAP Financial Measures on page 73 for a reconciliation to the most directly comparable GAAP financial measure.*

2008

Net Sales By Segment


Cleaning, Organization & Décor 33%
Office Products 31%
Tools & Hardware 19%
Home & Family 17%

Net Sales By Geography


US & Canada 75%
Europe 15%
Other 10%



Mark D. Ketchum
President and Chief Executive Officer

LETTER TO SHAREHOLDERS

Though much has changed in the world, in the economy and in the markets in which we compete, Newell Rubbermaid has maintained a steadfast focus on its journey of strategic transformation. Times are tough, but tough times will not get in the way of pursuing our vision to become a global company of *Brands That Matter*™ and great people known for best-in-class results.

We began 2008 with considerable momentum after returning the Company to two years of consecutive growth in sales and profitability. This momentum continued through the first half of 2008 with 60 percent of our businesses posting year-over-year sales growth. Even with cost pressures from record-high oil and commodity prices, our strategy was delivering the results we intended.

A SEA CHANGE IN MACROECONOMIC CONDITIONS

Though we had anticipated a softening economy in 2008, no one could have predicted the series of events that unfolded in the third quarter. As we all now know, a convergence of economic forces, beginning with the collapse of the financial services sector in the U.S., sparked an economic meltdown that spread rapidly around the world. In the aftermath, credit markets tightened and consumer spending plummeted. At Newell Rubbermaid, we moved swiftly to manage through these worsening conditions.

In the third quarter, we announced a restructuring of our product portfolio to further reduce the Company's exposure to volatile commodity markets by exiting product categories that represented approximately $500 million in sales. The businesses we chose to exit are characterized by high material costs, low margins and a consumer unwillingness to pay for innovation. We expect these category exits to be substantially completed in 2009.

Elsewhere in the Company, we implemented more aggressive pricing to offset inflationary costs in many product categories. We also sharply reduced selling, general and administrative expenses, predominantly in nonmarket-facing areas of our business. Despite these decisive actions, our 2008 financial results were markedly below our expectations at the outset of the year.

STRATEGIES MORE CRITICAL THAN EVER

As we begin 2009, market conditions remain tough – the toughest that I have seen in my 37-year career – with no turnaround yet in sight. Yet, these conditions do not make our strategy any less relevant or our aspirations any less ambitious. The strategic initiatives that have been driving success in a good economy are even more critical in a bad economy. As the market size contracts, consumers and retailers alike are even more interested in brands that offer superior performance and value. Our strategies – strengthening the portfolio, changing the business model to build brands that are responsive to consumer needs, and driving best cost and efficiency across the enterprise – are right for today's tough times. We continue to make progress on all three.

TAILOR-MADE ACQUISITIONS

In 2008, we strengthened our portfolio through two acquisitions that fit our business criteria nicely. Aprica® is a leading Japanese brand of premium strollers, car seats and related juvenile products that has joined our Baby & Parenting Global Business Unit (GBU). Technical Concepts, which was added to our Rubbermaid Commercial Products GBU, is a leading global provider of innovative touch-free and automated restroom hygiene systems in the $2.5-billion, away-from-home washroom market.

An Evolving Portfolio

During the past five years, we have dramatically reduced the percentage of our portfolio exhibiting a high degree of commoditization, while enhancing existing businesses or acquiring new ones that offer greater opportunities for market growth, product innovation and premium margins.

NewellRubbermaid
Brands That Matter

April 3, 2009

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn: Filing Desk

Re: **Newell Rubbermaid Inc. 2009 Proxy Statement & 2008 Annual Report**

Ladies and Gentlemen:

Pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934, as amended, enclosed please find eight (8) copies of Newell Rubbermaid Inc.'s 2009 Proxy Statement, form of proxy card and 2008 Annual Report to Stockholders. These materials were first mailed to stockholders on April 3, 2009.

Please acknowledge receipt of these materials by date-stamping the enclosed duplicate copy of this letter and returning the stamped copy in the enclosed postage-paid return envelope.

If you have any questions regarding this matter, please do not hesitate to contact me at 770-418-7737.

Very truly yours,

NEWELL RUBBERMAID INC.

By: 
Michael R. Peterson
Securities Counsel and Assistant
Corporate Secretary

Enclosures

NewellRubbermaid™
Brands That Matter

Electronic Voting Instructions

You can vote by Internet or telephone!
Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the two voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 1:00 a.m., Central Time, on May 5, 2009.



Vote by Internet

- Log on to the Internet and go to **www.envisionreports.com/NWL2009**
- Have your proxy card ready.
- Follow the steps outlined on the secured website.



Vote by telephone

- Call toll free 1-800-652-VOTE (8683) within the United States, Canada & Puerto Rico any time on a touch tone telephone. There is **NO CHARGE** to you for the call.
- Have your proxy card ready.
- Follow the instructions provided by the recorded message.

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas.



Annual Meeting Proxy Card



▼ **IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.** ▼

A Proposals — The Board of Directors recommends a vote FOR all the nominees listed and FOR Proposal 2.

1. Election of Directors:

Nominee	For	Against	Abstain
01 - Thomas E. Clarke (To serve a 3 year term)	☐	☐	☐
02 - Domenico De Sole (To serve a 3 year term)	☐	☐	☐
03 - Elizabeth Cuthbert-Millett (To serve a 3 year term)	☐	☐	☐
04 - Steven J. Strobel (To serve a 3 year term)	☐	☐	☐

	For	Against	Abstain
2. Ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the year 2009.	☐	☐	☐

B Non-Voting Items

Change of Address — Please print your new address below.

Comments — Please print your comments below.

Meeting Attendance
Mark the box to the right if you plan to attend the Annual Meeting. ☐

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. If the signature is by a corporation, a duly authorized officer should sign in full corporate name. If a partnership, please sign in partnership name by an authorized person.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

4 1 D M N W L R 1



001CD40033 010AGD 020957_COMPANY_BLANKS_2_327165558/000015/000015/i

Newell Rubbermaid encourages you to take advantage of a convenient way to vote your shares electronically, by either telephone or the Internet.

Your vote by telephone or through the Internet authorizes the proxies named on the front of this proxy card in the same manner as if you marked, signed, dated and returned the proxy card. If you choose to vote your shares by either of these electronic means, there is no need for you to mail back your proxy card. By signing this proxy card or voting by telephone or through the Internet, you acknowledge receipt of the Notice of Annual Meeting of Stockholders to be held May 5, 2009 and the Proxy Statement dated April 3, 2009.

▼ **IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.** ▼

NewellRubbermaid™
Brands That Matter

Proxy — Newell Rubbermaid Inc.

Proxy Solicited by the Board of Directors for Annual Meeting of Stockholders to be held May 5, 2009

The undersigned hereby appoints Michael R. Peterson and Dale L. Matschullat, and each of them individually, as proxies, with the powers the undersigned would possess if personally present, and with full power of substitution, to vote at the Annual Meeting of Stockholders of NEWELL RUBBERMAID INC. to be held May 5, 2009, and at any adjournments or postponements thereof, on the election of directors and each of the other proposals listed on the reverse side.

This proxy revokes all previous proxies. The proxies named above are authorized to vote in their discretion with respect to any other matters that may properly come before the Annual Meeting or any adjournment or postponement of the Annual Meeting.

You are encouraged to specify your choices by marking the appropriate boxes, **SEE REVERSE SIDE,** but you need not mark any boxes if you wish to vote in accordance with the Board of Directors' recommendations. It is important that your shares are represented at this meeting, whether or not you plan to attend the meeting in person.To make sure that your shares are represented, we encourage you to sign, date and return this card, or vote your shares by using either of the electronic means described on the reverse side.

When this Proxy is properly executed, the shares to which it relates will be voted in the manner directed herein. If no direction is made, the shares will be voted FOR election of all director candidates nominated by the Board of Directors, FOR proposal (2) on the reverse side, and in the discretion of the persons named as proxies with respect to any other matters that may properly come before the Annual Meeting or any adjournment or postponement of the Annual Meeting.

(Items to be voted appear on reverse side)

NewellRubbermaid
Brands That Matter

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held On May 5, 2009

To the Stockholders of NEWELL RUBBERMAID INC.:

You are cordially invited to attend the annual meeting of stockholders of NEWELL RUBBERMAID INC. (the "Company") to be held on Tuesday, May 5, 2009, at 9:00 a.m., local time at Newell Rubbermaid's corporate headquarters, Three Glenlake Parkway, Atlanta, Georgia.

At the annual meeting, you will be asked to:

- Elect the four directors of the Company nominated by the Board of Directors to serve for a term of three years;
- Ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the year 2009; and
- Transact such other business as may properly come before the annual meeting and any adjournment or postponement of the annual meeting.

Only stockholders of record at the close of business on March 13, 2009 may vote at the annual meeting or any adjournment or postponement thereof.

Whether or not you plan to attend the annual meeting, please act promptly to vote your shares with respect to the proposals described above. You may vote your shares by marking, signing and dating the enclosed proxy card and returning it in the postage-paid envelope provided. You also may vote your shares by telephone or through the Internet by following the instructions set forth on the proxy card. If you attend the annual meeting, you may vote your shares in person, even if you have previously submitted a proxy in writing, by telephone or through the Internet.

By Order of the Board of Directors,



Dale L. Matschullat
Senior Vice President—General Counsel & Corporate Secretary

April 3, 2009

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on May 5, 2009—the Company's Proxy Statement and 2008 Annual Report to Stockholders are available at www.edocumentview.com/NWL2009

TABLE OF CONTENTS

NEWELL RUBBERMAID INC.
Three Glenlake Parkway
Atlanta, Georgia 30328

PROXY STATEMENT FOR ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 5, 2009

You are receiving this Proxy Statement and proxy card from us because you own shares of common stock of Newell Rubbermaid Inc. (the "Company"). This Proxy Statement describes the items on which the Company would like you to vote. It also gives you information so that you can make an informed voting decision. The Company first mailed this Proxy Statement and the proxy card to stockholders on or about April 3, 2009.

VOTING AT THE ANNUAL MEETING

Date, Time and Place of the Annual Meeting

The Company will hold the annual meeting at Newell Rubbermaid's corporate headquarters, Three Glenlake Parkway, Atlanta, Georgia, at 9:00 a.m., local time, on Tuesday, May 5, 2009.

Who May Vote

Record holders of the Company's common stock at the close of business on March 13, 2009 are entitled to notice of and to vote at the annual meeting. On the record date, approximately 279,373,521 shares of common stock were issued and eligible to vote.

Quorum for the Annual Meeting

A quorum of stockholders is necessary to take action at the annual meeting. A majority of the outstanding shares of common stock of the Company, present in person or by proxy, will constitute a quorum. Votes cast in person or by proxy at the annual meeting will be tabulated by the inspectors of election appointed for the annual meeting. The inspectors of election will determine whether a quorum is present at the annual meeting. The inspectors of election will treat instructions to withhold authority, abstentions and broker non-votes as present for purposes of determining the presence of a quorum. In the event that a quorum is not present at the annual meeting, the Company expects that the annual meeting will be adjourned to solicit additional proxies.

Votes Required

You are entitled to one vote for each share you own on the record date on each proposal to be considered at the annual meeting. A broker or other nominee may have discretionary authority to vote certain shares of common stock if the beneficial owner or other person entitled to vote those shares has not provided instructions.

Directors receiving a majority of votes cast with respect to that director's election (number of shares voted "for" a director must exceed the number of votes cast "against" that director) will be elected as a director. Shares not present, shares not voting and shares voting "abstain" have no effect on the election of directors.

The vote required for ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the year 2009 is the affirmative vote of the majority of the shares of common stock present in person or by proxy and entitled to vote at the annual meeting. With respect to the ratification of the appointment of Ernst & Young LLP, you may vote in favor of or against this item or you may abstain from voting. Any proxy marked "abstain" with respect to the ratification of the appointment of Ernst & Young LLP will have the effect of a vote against the proposal.

Please note that banks and brokers that have not received voting instructions from their clients may vote their clients' shares on the election of directors and the ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm.

How to Vote

You may attend the annual meeting and vote your shares in person. You also may choose to submit your proxies by any of the following methods:

- ***Voting by Mail.*** If you choose to vote by mail, simply complete the enclosed proxy card, date and sign it, and return it in the postage-paid envelope provided. Your shares will be voted in accordance with the instructions on your proxy card. If you sign your proxy card and return it without marking any voting instructions, your shares will be voted FOR the election of all director nominees, FOR the ratification of the appointment of Ernst & Young LLP, and in the discretion of the persons named as proxies on all other matters that may properly come before the annual meeting or any adjournment or postponement thereof.
- ***Voting by Telephone.*** You may vote your shares by telephone by calling the toll-free telephone number provided on the proxy card. Telephone voting is available 24 hours a day, and the procedures are designed to authenticate votes cast by using a personal identification number located on the proxy card. The procedures allow you to give a proxy to vote your shares and to confirm that your instructions have been properly recorded. If you vote by telephone, you should not return your proxy card.
- ***Voting by Internet.*** You also may vote through the Internet by signing on to the website identified on the proxy card and following the procedures described in the website. Internet voting is available 24 hours a day, and the procedures are designed to authenticate votes cast by using a personal identification number located on the proxy card. The procedures allow you to give a proxy to vote your shares and to confirm that your instructions have been properly recorded. If you vote by Internet, you should not return your proxy card.

If you are a stockholder whose shares are held in "street name" (i.e., in the name of a broker, bank or other record holder), you must either direct the record holder of your shares how to vote your shares or obtain a proxy, executed in your favor, from the record holder to be able to vote at the annual meeting.

This Proxy Statement is also being used to solicit voting instructions for the shares of the Company's common stock held by the trustee of the Newell Rubbermaid Inc. 401(k) Savings and Retirement Plan for the benefit of plan participants. Participants in this plan have the right to direct the trustee regarding how to vote the shares of Company stock credited to their accounts. Unless otherwise required by law, the shares credited to each participant's account will be voted as directed. Participants in this plan may direct the trustee by telephone, through the Internet or by completing and returning a voting card. If valid instructions are not received from a 401(k) Savings and Retirement Plan participant by April 30, 2009, a participant's shares will be voted proportionately by the trustee in the same manner in which the trustee votes all shares for which it has received valid instructions.

How You May Revoke or Change Your Vote

You may revoke your proxy at any time before it is voted at the annual meeting by any of the following methods:

- Submitting a later-dated proxy by mail, over the telephone or through the Internet.
- Sending a written notice, including by facsimile, to the Corporate Secretary of the Company. You must send any written notice of a revocation of a proxy so that it is received before the taking of the vote at the annual meeting to:

  Newell Rubbermaid Inc.
  Three Glenlake Parkway
  Atlanta, Georgia 30328
  Facsimile: 1-770-677-8738
  Attention: Corporate Secretary

- Attending the annual meeting and voting in person. Your attendance at the annual meeting will not in and of itself revoke your proxy. You must also vote your shares at the annual meeting. If your shares are held in "street name" by a broker, bank or other record holder, you must obtain a proxy, executed in your favor, from the record holder to be able to vote at the annual meeting.

If you require assistance in changing or revoking your proxy, please contact the Company's proxy solicitor, Morrow & Co., Inc., at the following address or telephone number:

Morrow & Co., Inc.
470 West Avenue
Stamford, CT 06902
Phone Number: 1-800-662-5200

Costs of Solicitation

This Proxy Statement and the accompanying proxy card are being furnished to stockholders in connection with the solicitation of proxies by the Board of Directors of the Company. The Company will pay the costs of soliciting proxies. The Company has retained Morrow & Co., Inc. to aid in the solicitation of proxies and to verify certain records related to the solicitation. The Company will pay Morrow & Co., Inc. a fee of $10,000 as compensation for its services and will reimburse it for its reasonable out-of-pocket expenses.

In addition to solicitation by mail, directors, officers and employees of the Company, at no additional compensation, may solicit proxies from stockholders by telephone, facsimile, Internet or in person. Upon request, the Company will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable expenses in sending the proxy materials to beneficial owners.

PROPOSAL 1—ELECTION OF DIRECTORS

The Company's Board of Directors is currently comprised of 11 directors who are divided into three classes, with each class elected for a three-year term. The Board of Directors has nominated Thomas E. Clarke, Elizabeth Cuthbert-Millett, Domenico De Sole, and Steven J. Strobel for re-election as Class I directors at the annual meeting. If re-elected, Thomas E. Clarke, Elizabeth Cuthbert-Millett, Domenico De Sole, and Steven J. Strobel will serve until the annual meeting of stockholders to be held in 2012 and until their successors have been duly elected and qualified.

Proxies will be voted, unless otherwise indicated, FOR the election of the four nominees for director. All of the nominees are currently serving as directors of the Company and have consented to serve as directors if elected at this year's annual meeting. The Company has no reason to believe that any of the nominees will be unable to serve as a director. However, should any nominee be unable to serve if elected, the Board of Directors may reduce the number of directors, or proxies may be voted for another person nominated as a substitute by the Board of Directors.

The Board of Directors unanimously recommends that you vote FOR the election of each nominee for director.

Information about the nominees and the continuing directors whose terms expire in future years is set forth below.

Name and Background	Director Since
Nominees for Class I Directors—Term Expiring in 2012	
Thomas E. Clarke, age 58, has been President of New Business Ventures of Nike, Inc. (a designer, developer and marketer of footwear, apparel, equipment and accessory products) since 2001. Dr. Clarke joined Nike, Inc. in 1980. He was appointed divisional Vice President in charge of marketing in 1987, corporate Vice President in 1989, General Manager in 1990, and served as President and Chief Operating Officer from 1994 to 2000. Dr. Clarke previously held various positions with Nike, Inc., primarily in research, design, development and marketing. Dr. Clarke also serves on the Board of Directors of Starwood, Inc., a hotels and resorts company.	2003
Elizabeth Cuthbert-Millett, age 52, has been a private investor for more than five years.	1995
Domenico De Sole, age 65, has been the Chairman of Tom Ford International since 2005. Prior thereto he was President and Chief Executive Officer of Gucci Group NV, and Chairman of the Group's Management Board, a post he held from 1995 to 2004. From 1984 to 1994, Mr. De Sole served as Chief Executive Officer of Gucci America. Prior thereto, Mr. De Sole was a partner with Patton Boggs & Blow (a law firm) from 1970 to 1984. Mr. De Sole also serves on the Board of Directors of Telecom Italia S.p.A., GAP, Inc., Ermenegildo Zegna, and is a Member of the Advisory Board of Harvard Law School.	2007
Steven J. Strobel, age 51, was Senior Vice President—Treasurer of Motorola, Inc. (a wireless and broadband communications company) from June 2007 to March 2008. He served as Motorola's Senior Vice President—Corporate Controller from 2003 to June 2007. From 2000 to 2003, Mr. Strobel was Vice President—Finance and Treasurer for Owens Corning (a manufacturer and marketer of building material and composites systems). From 1996 to 1999, Mr. Strobel served as Owens Corning's Vice President—Corporate Controller. From 1986 to 1996, Mr. Strobel served in a number of roles with Kraft Foods, a former division of Philip Morris Companies, Inc. (a manufacturer and marketer of consumer products). While at Kraft, he held various financial positions, including Vice President, Finance, Kraft Grocery Products Division; Vice President and Controller, Kraft USA Operations; and Chief Financial Officer, Kraft Foods Canada.	2006

Name and Background	Director Since
Class III Directors Continuing in Office—Term Expiring in 2011	
Michael T. Cowhig, age 62, retired in December 2006 as President, Global Technical and Manufacturing of The Procter & Gamble Company—Gillette Global Business Unit (a manufacturer and marketer of consumer products), a post he held since October 1, 2005. Prior thereto, he held the position of President, Global Technical and Manufacturing of The Gillette Company from January 2004 to October 2005. Mr. Cowhig joined Gillette in 1968, and thereafter served in a variety of roles, including Senior Vice President, Global Manufacturing and Technical Operations—Stationery Products from 1996 to 1997, Senior Vice President, Manufacturing and Technical Operations—Grooming from 1997 to 2000, Senior Vice President, Global Supply Chain and Business Development from 2000 to 2002, and Senior Vice President, Global Manufacturing and Technical Operations from 2002 to 2004. Mr. Cowhig is also a director of CCL Industries, a global manufacturer of specialty packaging and labeling solutions for the consumer products and healthcare industries.	2005
Mark D. Ketchum, age 59, has been President & Chief Executive Officer of the Company since October 16, 2005. From 1999 to 2004, Mr. Ketchum was President, Global Baby and Family Care of The Procter & Gamble Company. Mr. Ketchum joined Procter & Gamble in 1971, and thereafter served in a variety of roles, including Vice President and General Manager—Tissue/Towel from 1990 to 1996 and President—North American Paper Sector from 1996 to 1999. Mr. Ketchum is also a director of Kraft Foods, Inc. (a global manufacturer and marketer of packaged foods and beverages).	2005
William D. Marohn, age 69, has been Chairman of the Board of the Company since May 2004. He retired in December 1998 as Vice Chairman of the Board of Whirlpool Corporation (a manufacturer and marketer of major home appliances), a post he held since February 1997. From 1992 to 1997, Mr. Marohn served as the President and Chief Operating Officer of Whirlpool Corporation. From January to October 1992, he was President of Whirlpool Europe, B.V. From 1989 to 1991, Mr. Marohn served as Executive Vice President of Whirlpool's North American Operations, and from 1987 to March 1989 he was President of Whirlpool's Kenmore Appliance Group. Prior to retirement, Mr. Marohn had been associated with Whirlpool since 1964.	1999
Raymond G. Viault, age 64, retired in January 2005 as Vice Chairman of General Mills, Inc. (a manufacturer and marketer of consumer food products), a post he held since 1996. From 1990 to 1996, Mr. Viault was President of Kraft Jacobs Suchard in Zurich, Switzerland. Mr. Viault was with Kraft General Foods for a total of 20 years, serving in a variety of major marketing and general management positions. Mr. Viault is also a director of VF Corp. (an apparel company), Safeway Inc. (a food and drug retailer), and Cadbury plc (a manufacturer and marketer of foods and beverages).	2002
Class II Directors Continuing in Office—Term Expiring in 2010	
Scott S. Cowen, age 62, has been the President of Tulane University and Seymour S Goodman Memorial Professor of Business since 1998. From 1984 to 1998, Dr. Cowen served as Dean and Albert J. Weatherhead, III Professor of Management, Weatherhead School of Management, Case Western Reserve University. Prior to his departure in 1998, Dr. Cowen had been associated with Case Western Reserve University in various capacities since 1976. Dr. Cowen is also a director of American Greetings Corp. (a manufacturer of greeting cards and related merchandise), Forest City Enterprises (a real estate developer) and Jo-Ann Stores (an operator of retail fabric shops).	1999

Name and Background	Director Since
Cynthia A. Montgomery, age 56, is the Timken Professor of Business Administration and Chair of the Strategy Unit at the Harvard University Graduate School of Business, where she has served on the faculty since 1989. Prior thereto, Dr. Montgomery was a Professor at the Kellogg School of Management at Northwestern University from 1985 to 1989. Dr. Montgomery also serves on the Board of Directors of several Black Rock Mutual Funds, Harvard Business School Publishing and McLean Hospital.	1995
Michael A. Todman, age 51, has been President, Whirlpool North America since June 2007 and a member of the Board of Directors of Whirlpool Corporation (a manufacturer and marketer of major home appliances) since January 1, 2006. He served as President, Whirlpool International from January 2006 to June 2007 and served as Executive Vice President and President of Whirlpool Europe from October 2001 to January 2006. From March 2001 to October 2001, he served as Executive Vice President, North America of Whirlpool Corporation. From 1993 to 1999, Mr. Todman served in a number of roles at Whirlpool, including Senior Vice President, Sales and Marketing, North America; Vice President, Sears Sales and Marketing; Vice President, Product Management; Controller of North America; Vice President, Consumer Services, Whirlpool Europe; General Manager, Northern Europe; and Director, Finance, United Kingdom. Prior to joining Whirlpool, Mr. Todman held a variety of leadership positions at Wang Laboratories, Inc. and Price Waterhouse and Co.	2007

INFORMATION REGARDING BOARD OF DIRECTORS AND COMMITTEES AND CORPORATE GOVERNANCE

General

The primary responsibility of the Board of Directors is to oversee the affairs of the Company for the benefit of the Company's stockholders. To assist it in fulfilling its duties, the Board of Directors has delegated certain authority to the Audit Committee, the Organizational Development & Compensation Committee and the Nominating/Governance Committee. The duties and responsibilities of these standing committees are described below under "Committees."

The Board of Directors has adopted the "Newell Rubbermaid Inc. Corporate Governance Guidelines." The purpose of these guidelines is to ensure that the Company's corporate governance practices enhance the Board's ability to discharge its duties on behalf of the Company's stockholders. The Corporate Governance Guidelines are available under the "Corporate Governance" link on the Company's website at *www.newellrubbermaid.com* and may be obtained in print without charge upon written request by any stockholder to the office of the Corporate Secretary of the Company at Three Glenlake Parkway, Atlanta, Georgia 30328. The Corporate Governance Guidelines include:

- a requirement that a majority of the Board will be "independent directors," as defined under the applicable rules of The New York Stock Exchange, Inc. ("NYSE") and any standards adopted by the Board of Directors from time to time;
- a requirement that all members of the Audit Committee, the Organizational Development & Compensation Committee and the Nominating/Governance Committee will be "independent directors" as defined under the applicable rules of the NYSE and any standards adopted by the Board of Directors from time to time;
- a requirement that a director submit his or her resignation to the Board for consideration in the event he or she is not elected by a majority of the votes cast in an uncontested election;
- mandatory director retirement at the annual meeting immediately following the attainment of age 70;
- regular executive sessions of non-management directors outside the presence of management at least four times a year, provided that if the non-management directors include one or more directors who are not "independent directors" under the applicable NYSE rules, the independent directors also will meet, outside the presence of management in executive session, at least once a year;
- annual review of the performance of the Board and the Chairman of the Board;
- regular review of management succession planning and annual performance reviews of the Chief Executive Officer ("CEO"); and
- the authority of the Board to engage independent legal, financial, accounting and other advisors as it believes necessary or appropriate to assist it in the fulfillment of its responsibilities, without consulting with, or obtaining the advance approval of, any Company officer.

Over the past few years, the Board has responded to several governance issues of interest to stockholders. In 2006, the Board terminated its shareholder rights plan, or poison pill, and adopted a formal procedure in its Corporate Governance Guidelines to address and respond to successful stockholder proposals. In 2007, the Board implemented majority voting for directors, and in 2008, stockholders approved a Board-recommended proposal to eliminate supermajority voting requirements in the Company's charter documents.

Director Independence

Pursuant to the Corporate Governance Guidelines, the Board of Directors undertook its annual review of director independence in February 2009. During this review, the Board of Directors considered whether or not each director has any material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and has otherwise complied with the requirements for independence under the applicable NYSE rules.

As a result of these reviews, the Board of Directors affirmatively determined that all of the Company's current directors are "independent" of the Company and its management within the meaning of the applicable NYSE rules and under the standards set forth in the Corporate Governance Guidelines, with the exception of Mark D. Ketchum. Mr. Ketchum is considered an inside director because of his employment as President and CEO of the Company.

In making its independence determinations, the Board of Directors considered the following facts and circumstances relating to directors Cowhig and Viault.

Prior to his retirement on December 31, 2006, Michael T. Cowhig served as President, Global Technical and Manufacturing of the Gillette Global Business Unit ("Gillette") of The Procter & Gamble Company. In 2006, the Company's Office Products business segment subleased from Gillette a manufacturing facility in Santa Monica, California, as a result of the Company's acquisition in 2000 of Gillette's former writing instruments business. The Company exited this facility in July 2006, but the Company's obligations under the sublease of approximately $70,000 per month remained in effect until 2013. The Company subsequently entered into an agreement with Gillette terminating the sublease. Under the terms of the agreement, Gillette has been given access to the property since July 1, 2006 and began making all payments under the master lease on the property commencing September 1, 2006. Gillette paid the Company $5 million in 2006 under the agreement, offset by approximately $320,000 of additional rent and tax payments. Mr. Cowhig recused himself from any approval of, or involvement in, the transaction, the terms of which were approved in advance by the Audit Committee of the Company's Board of Directors. Given the absence of any involvement by Mr. Cowhig and the lack of materiality of the transaction to the Company and to Gillette as a whole, the Board concluded that Mr. Cowhig's interest in this transaction was not material and would not influence his actions or decisions as a director of the Company, and that Mr. Cowhig therefore complies with the requirements for independence under applicable NYSE rules.

Raymond G. Viault currently serves as a director of Safeway Inc., an entity which purchases the Company's products in the ordinary course of business. Sales by the Company to Safeway Inc. totaled $4.5 million in 2008, and such sales were made on customary terms. The Board has concluded that, under these facts and circumstances, Mr. Viault's interest in these transactions is not material and would not influence his actions or decisions as a director of the Company, and that Mr. Viault therefore complies with the requirements for independence under applicable NYSE rules.

Meetings

The Company's Board of Directors held eight meetings during 2008. All directors attended at least 75% of the Board meetings and meetings of Board committees on which they served. Under the Company's Corporate Governance Guidelines, each director is expected to attend the annual meeting of the Company's stockholders. All of the directors, with the exception of Domenico De Sole, attended the 2008 annual meeting of stockholders. Mr. De Sole was previously committed to another obligation and was unable to attend.

The Company's non-management directors held five meetings during 2008 separately in executive session without any members of management present. The Company's Corporate Governance Guidelines provide that the presiding director at each such session is the Chairman of the Board or lead director, or in his or her absence, the person the Chairman of the Board or lead director so appoints. The Chairman of the Board currently presides over executive sessions of the non-management directors.

Committees

The Board of Directors has an Audit Committee, an Organizational Development & Compensation Committee and a Nominating/Governance Committee.

Audit Committee. The Audit Committee, whose Chair is Dr. Cowen and whose other current members are Mr. Cowhig, Mr. De Sole, Mr. Strobel and Mr. Todman, met ten times during 2008. The Board of Directors has affirmatively determined that each current member of the Audit Committee is an "independent director" within the meaning of the applicable U.S. Securities and Exchange Commission ("SEC") regulations, the applicable NYSE rules and the Company's Corporate Governance Guidelines.

Further, the Board of Directors has affirmatively determined that each of Dr. Cowen, Mr. Strobel and Mr. Todman is qualified as an "audit committee financial expert" within the meaning of the applicable SEC regulations.

The Audit Committee assists the Board of Directors in fulfilling its fiduciary obligations to oversee:

- the integrity of the Company's financial statements;
- the Company's compliance with legal and regulatory requirements;
- the qualifications and independence of the Company's independent registered public accounting firm;
- the performance of the Company's internal audit function and independent registered public accounting firm; and
- the Company's overall risk management profile and the Company's process for assessing significant business risks.

In addition, the Audit Committee:

- is directly responsible for the appointment, compensation, retention and oversight of the work of the Company's independent registered public accounting firm;
- has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and auditing matters, including procedures for confidential, anonymous submission by employees of concerns regarding questionable accounting or audit matters; and
- has the authority to engage independent counsel and other advisors as it deems necessary to carry out its duties.

Organizational Development & Compensation Committee. The Organizational Development & Compensation Committee, whose Chair is Dr. Clarke and whose other current members are Mr. Cowhig, Ms. Cuthbert-Millett, Mr. Todman and Mr. Viault, met six times during 2008. The Board of Directors has affirmatively determined that each member of the Organizational Development & Compensation Committee is an "independent director" within the meaning of the applicable NYSE rules and the Company's Corporate Governance Guidelines.

The Organizational Development & Compensation Committee is principally responsible for:

- assisting the independent directors in evaluating the CEO's performance and fixing the CEO's compensation;
- making recommendations to the Board with respect to non-CEO compensation, incentive-compensation plans, equity based plans and director compensation; and
- assisting the Board in management succession planning.

Additional information on the Organizational Development & Compensation Committee's processes and procedures for the consideration and determination of executive and director compensation is addressed below under the caption "Executive Compensation—Compensation Discussion and Analysis."

Nominating/Governance Committee. The Nominating/Governance Committee, whose Chair is Dr. Montgomery and whose other current members are Dr. Clarke, Ms. Cuthbert-Millett and Mr. Viault, met seven times during 2008. The Board of Directors has affirmatively determined that each member of the Nominating/Governance Committee is an "independent director" within the meaning of the applicable NYSE rules and the Company's Corporate Governance Guidelines.

The Nominating/Governance Committee is principally responsible for:

- identifying and recommending to the Board of Directors candidates for nomination or appointment as directors;
- reviewing and recommending to the Board of Directors appointments to Board committees;
- developing and recommending to the Board of Directors corporate governance guidelines for the Company and any changes to those guidelines;

- reviewing, from time to time, the Company's Code of Business Conduct and Ethics and certain other policies and programs intended to promote compliance by the Company with its legal and ethical obligations, and recommending to the Board of Directors any changes to the Company's Code of Business Conduct and Ethics and such policies and programs; and
- overseeing the Board of Directors' annual evaluation of its own performance.

Each of the Audit Committee, the Nominating/Governance Committee and the Organizational Development & Compensation Committee acts under a written charter that is available under the "Corporate Governance" link on the Company's website at *www.newellrubbermaid.com* and may be obtained in print without charge upon written request by any stockholder to the office of the Corporate Secretary of the Company at Three Glenlake Parkway, Atlanta, Georgia 30328.

Director Nomination Process

The Nominating/Governance Committee is responsible for identifying and recommending to the Board of Directors candidates for directorships. The Nominating/Governance Committee considers candidates for Board membership who are recommended by members of the Nominating/Governance Committee, other Board members, members of management and individual stockholders. Once the Nominating/Governance Committee has identified prospective nominees for director, the Board is responsible for selecting such candidates. As set forth in the Corporate Governance Guidelines, the Board seeks to identify as candidates for director persons from various backgrounds and with a variety of life experiences, a reputation for integrity and good business judgment and experience in highly responsible positions in professions or industries relevant to the conduct of the Company's business. In selecting director candidates, the Board takes into account the current composition and diversity of the Board and the extent to which a candidate's particular expertise and experience will complement the expertise and experience of other directors. The Board considers candidates for director who are free of conflicts of interest or relationships that may interfere with the performance of their duties.

From time to time, the Nominating/Governance Committee has engaged the services of Korn/Ferry International, a global executive search firm, to assist the Nominating/Governance Committee and the Board of Directors in identifying and evaluating potential director candidates. Korn/Ferry International identified Mr. De Sole as a director candidate and in 2007 recommended his candidacy to the Nominating/Governance Committee. The Nominating/Governance Committee evaluated Mr. De Sole against the criteria set forth above and recommended him to the full Board of Directors for election.

A stockholder who wishes to recommend a director candidate for consideration by the Nominating/Governance Committee should submit such recommendation in writing to the Nominating/Governance Committee at the address set forth below under "Communications with the Board of Directors." A candidate recommended for consideration must be highly qualified and must be willing and able to serve as a director. Director candidates recommended by stockholders will receive the same consideration given to other candidates and will be evaluated against the criteria outlined above.

Communications with the Board of Directors

The independent members of the Board of Directors have adopted the Company's "Procedures for the Processing and Review of Stockholder Communications to the Board of Directors," which provide for the processing, review and disposition of all communications sent by stockholders or other interested persons to the Board of Directors. Stockholders and other interested persons may communicate with the Company's Board of Directors or any member or committee of the Board of Directors by writing to them at the following address:

Newell Rubbermaid Inc.
Attention: [Board of Directors]/[Board Member]
c/o Corporate Secretary
Newell Rubbermaid Inc.
Three Glenlake Parkway
Atlanta, Georgia 30328

Communications directed to the independent or non-management directors should be sent to the attention of the Chairman of the Board or the Chair of the Nominating/Governance Committee, c/o Corporate Secretary, at the address indicated above.

Any complaint or concern regarding financial statement disclosures, accounting, internal accounting controls, auditing matters or violations of the Company's Code of Ethics for Senior Financial Officers should be sent to the attention of the General Counsel at the address indicated above or may be submitted in a sealed envelope addressed to the Chair of the Audit Committee, c/o General Counsel, at the same address, and labeled with a legend such as: "To Be Opened Only by the Audit Committee." Such accounting complaints will be processed in accordance with procedures adopted by the Audit Committee. Further information on reporting allegations relating to accounting matters is available under the "Corporate Governance" link on the Company's website at *www.newellrubbermaid.com.*

Code of Ethics

The Board of Directors has adopted a "Code of Ethics for Senior Financial Officers", which is applicable to the Company's senior financial officers, including the Company's principal executive officer, principal financial officer, principal accounting officer and controller. The Company also has a separate "Code of Business Conduct and Ethics" that is applicable to all Company employees, including each of the Company's directors and officers. Both the Code of Ethics for Senior Financial Officers and the Code of Business Conduct and Ethics are available under the "Corporate Governance" link on the Company's website at *www.newellrubbermaid.com.* The Company posts any amendments to or waivers of its Code of Ethics for Senior Financial Officers or to the Code of Business Conduct and Ethics (to the extent applicable to the Company's directors or executive officers) at the same location on the Company's website. In addition, copies of the Code of Ethics for Senior Financial Officers and of the Code of Business Conduct and Ethics may be obtained in print without charge upon written request by any stockholder to the office of the Corporate Secretary of the Company at Three Glenlake Parkway, Atlanta, Georgia 30328.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Various Company policies and procedures, which include the Code of Business Conduct and Ethics (applicable to all executive officers and non-employee directors), the Code of Ethics for Senior Financial Officers and annual questionnaires completed by all Company directors and executive officers, require disclosure of transactions or relationships that may constitute conflicts of interest or otherwise require disclosure under applicable SEC rules. Pursuant to its charter, the Company's Nominating/Governance Committee considers and makes recommendations to the Board of Directors with respect to possible waivers of conflicts of interest or any other provisions of the Code of Business Conduct and Ethics and the Code of Ethics for Senior Financial Officers. Pursuant to the Company's Corporate Governance Guidelines, the Nominating/Governance Committee also annually reviews the continuing independence of the Company's nonemployee directors under applicable law or rules of the NYSE and reports its findings to the Board of Directors in connection with its independence determinations.

When the Nominating/Governance Committee learns of a transaction or relationship that may constitute a conflict of interest or may cause a director not to be treated as independent, the Committee determines if further investigation is required and, if so, whether it should be conducted by the Company's legal, internal audit or other staff or by outside advisors. The Committee reviews and evaluates the transaction or relationship, including the results of any investigation, and makes a recommendation to the Board of Directors with respect to whether a conflict or violation exists or will exist or whether a director's independence is or would be impaired. The Board of Directors, excluding any director who is the subject of the recommendation, receives the report of the Nominating/Governance Committee and makes the relevant determination. These practices are flexible and are not required by any document.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During 2008, Thomas E. Clarke, Michael T. Cowhig, Elizabeth Cuthbert-Millett, Gordon R. Sullivan, Michael A. Todman and Raymond G. Viault served on the Organizational Development & Compensation Committee. No member of the Organizational Development & Compensation Committee was, during 2008, an officer or employee of the Company, was formerly an officer of the Company, or had any relationship requiring disclosure by the Company as a related party transaction under Item 404 of Regulation S-K. During 2008, none of the Company's executive officers served on the board of directors or the compensation committee of any other entity, any officers of which served either on the Company's Board of Directors or its Organizational Development & Compensation Committee.

ORGANIZATIONAL DEVELOPMENT & COMPENSATION COMMITTEE REPORT

The Organizational Development & Compensation Committee of the Board of Directors has furnished the following report to the stockholders of the Company in accordance with rules adopted by the Securities and Exchange Commission.

The Organizational Development & Compensation Committee of the Company states that the Committee reviewed and discussed with management the Company's Compensation Discussion and Analysis contained in this Proxy Statement.

Based upon the review and discussions referred to above, the Organizational Development & Compensation Committee recommended to the Board of Directors that the Company's Compensation Discussion and Analysis be included in this Proxy Statement.

This report is submitted on behalf of the members of the Organizational Development & Compensation Committee:

Thomas E. Clarke, Chair
Michael T. Cowhig
Elizabeth Cuthbert-Millett
Michael A. Todman
Raymond G. Viault

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis explains the material elements of the compensation of the Company's named executive officers and describes the objectives and principles underlying the Company's executive compensation program.

Executive Compensation Objectives

The Company's executive compensation objectives are to: motivate its executives to meet or exceed the Company's performance goals; reward individual performance and contributions; link the financial interests of executives and stockholders; and attract and retain the best possible executive talent.

The key elements of the Company's executive compensation program are: salary; annual incentive compensation; long-term incentive compensation; and retirement benefits. Each of these elements is explained under the caption "Key Elements of Executive Compensation" below.

The following discussion shows how the Organizational Development and Compensation Committee (the "Committee") used these compensation elements in 2008 to meet the four objectives of the Company's executive compensation program.

Motivate executives to meet or exceed Company performance goals. A significant portion of an executive's total compensation is directly tied to achieving the Company's performance goals. Each year, the Committee reviews the performance goals and modifies them as appropriate to reflect the Company's current business objectives.

Reward individual performance and contributions. The individual performance evaluation of each executive officer, together with the executive's contribution to Company performance, affected most aspects of each executive's compensation for 2008:

- Individual performance was considered in determining an executive's annual salary.
- An executive's annual salary, in turn, directly affected the amount of incentive compensation that the executive could have earned for meeting or exceeding annual performance goals under the Company's Management Cash Bonus Plan (the "Bonus Plan").
- Annual salary also directly affected the number of restricted stock awards that were granted to the executive under the Long-Term Incentive Plan (the "LTIP").
- Individual performance was also an important factor in determining the number of stock options that were granted to executives in 2008.

Link the financial interests of executives and stockholders. For 2008, the Committee used stock options, restricted stock and restricted stock units to provide long-term incentive compensation and to link the financial interests of its executives with those of its stockholders.

- Stock options become exercisable over time, and thus require a long-term commitment by executives to realize value upon exercising the stock options.
- Restricted stock and restricted stock units, which typically vest after three years, require a long-term commitment by executives to realize their value, which in turn depends on the stock price at the time of vesting and exposes the executive to increases and decreases in stock price for three years.

Attract and retain the best possible executive talent. Successful recruiting and retention of talented executives requires the Company to pay compensation at a competitive level. To do that, the Company needs information about compensation practices of its relevant competitors, and in order to obtain that information for 2008 compensation levels, the Company used compensation information compiled from two separate comparator groups.

Custom Comparator Group

For 2008, the Company used a custom comparator group consisting of companies that participate in the various consumer and commercial products industries in which the Company competes. The companies in the custom comparator group represent both the Company's principal competitors for executive talent and the appropriate companies against which to compare corporate performance. Please see the caption "Custom Comparator Group Companies" at the end of this Compensation Discussion and Analysis for a complete list of the companies in the Company's custom comparator group for 2008.

Multiple Industry Index Comparator Group

For 2008, the Company also used compensation information compiled from a multiple industry index of 101 companies. This index includes companies both inside and outside of the consumer products industry in which the Company operates with annual revenues primarily ranging from $3 billion to $12 billion. For 2008, the Company chose to utilize the multiple industry index, in addition to the Company's custom comparator group, in order to provide a larger pool of data for a more statistically relevant comparison of compensation levels. Please see the caption "Multiple Industry Index Comparator Group Companies" at the end of this Compensation Discussion and Analysis for a complete list of the companies in the Company's multiple industry index comparator group for 2008.

The Company periodically obtains surveys of the compensation practices of companies in both comparator groups and compares the Company's executive compensation components with those of the comparator groups. In 2008, the Company used compensation information about the comparator groups as guidance for decisions regarding:

- The portion of executive compensation that is current and the portion that is long-term;
- The portion of total compensation that is equity and the portion that is cash; and
- Levels of salary, annual bonus opportunities and long-term incentive opportunities.

For purposes of making total shareholder return comparisons under the Bonus Plan and LTIP, the Company uses only the custom comparator group, as the companies in the custom comparator group constitute the most relevant businesses against which the Company compares its corporate performance.

For 2008, various elements of the executive compensation program encouraged executives to remain with the Company. The annual incentives that could be earned under the Bonus Plan and LTIP generally require continued employment for at least the full current year. Restricted stock awards typically do not vest for three years, and stock options granted in 2008 vest ratably over a five-year period. In addition, the vesting provisions of the Company's retirement plans require a long-term commitment to the Company to vest in benefits provided under the plans.

Impact of Global Economic Downturn

As described below, the global economic decline has impacted the compensation of the named executive officers in a number of ways, including:

- A freeze for 2009 annual salaries at prior year levels;
- No payout under the Bonus Plan for 2008 performance;
- A reduction in the target value awarded in 2009 under the amended LTIP of approximately 30%; and
- An increase in the potential payout for certain named executive officers under the Bonus Plan for 2009 in order to further incentivize the named executive officers to drive performance in light of the challenging economic environment.

Key Elements of Executive Compensation

Each key element of the compensation program complements the others and, together, the elements achieve the Committee's principal compensation objectives. When decisions about compensation for an executive officer are made, the impact on the total value of all these elements of compensation for the individual is considered. To facilitate this approach, the Committee annually reviews a summary report, or "tally sheet," which identifies each element of the compensation paid to executive officers. The Committee uses the summary report to review the overall pay and benefit levels in order to provide the Committee with additional perspective to help it evaluate how the executive compensation program meets the compensation objectives.

The Summary Compensation Table shows the compensation of each named executive officer for the fiscal year ended December 31, 2008. The "Total Compensation" amount shown on the Summary Compensation Table differs in a number of ways from what the Committee views as relevant to its decisions about executive compensation.

- While retirement benefits constitute a key component of the competitive compensation package offered to executives, and the design and cost of these programs and the benefits they provide are carefully considered, year-to-year changes in the amount of accrued retirement benefits, and in particular the present value of the benefits, is not viewed as a meaningful measure of annual executive compensation because the increase in any year is so strongly influenced by the age, years of service and related benefits of the individual executive and assumptions, such as the discount rate, used to calculate the present value of benefits.
- The amounts reported for restricted stock, restricted stock unit and stock option awards in the Summary Compensation Table consist of the amount recognized by the Company as compensation cost in 2008 under Statement of Financial Accounting Standards No. 123 (Revised 2004), "Share-Based Payment" ("FAS 123(R)"), in respect of these equity awards to each named executive officer. This amount is not viewed as a meaningful measure of annual executive compensation, because the compensation cost includes amounts attributable to equity grants made in prior years and thus varies significantly based on the length of an individual's tenure with the Company. In making its compensation decisions, the Company valued stock options, restricted stock and restricted stock units awarded under methodologies developed by the Committee's compensation consultant rather than FAS 123(R), as described below under "Long-Term Incentive Compensation."
- The Company does not view compensation paid to Mr. Nicolin in connection with his overseas assignment, such as mortgage reimbursement and payments under the Company's International Assignment Policy, as compensation.

For executives, including the named executive officers, as a group, the Committee views salaries at or near the 50th percentile of the comparator groups, aggregate target annual incentive opportunities at or near the 65th percentile of the comparator groups and aggregate long-term incentive opportunities at or near the 50th percentile of the comparator groups as an indication of the competitive annual compensation level for its executives. In the case of the named executive officers as a group, compensation varied from these levels in 2008 as salaries were slightly above the targeted 50th percentile and each of aggregate target annual incentive opportunities and aggregate long-term incentive opportunities were slightly below the targeted 65th and 50th percentiles, respectively.

The differences reflected individual performance and other factors, including the breadth of the executive's responsibility, the circumstances surrounding the executive's initial hiring and the desire to promote executive retention. Annual incentive opportunities are pegged at a level higher than the 50th percentile in order to provide a more attractive benefit that rewards and incentivizes annual performance, which in turn, encourages efforts to increase stockholder value.

Finally, the Company's retirement plans provide competitive benefits and assist in attracting and retaining key executives. The extended vesting requirements, in particular, encourage executives to stay until retirement.

Processes and Procedures for the Consideration and Determination of Executive Officer Compensation

The Committee determines and makes recommendations to the Board of Directors concerning the compensation of the Company's executive officers, including the named executive officers. The Committee reviews and recommends to the Board of Directors:

- Base salary amounts for the CEO and his direct reports;
- Annual incentive plans and payout of such plans for the CEO and key executives;
- Long-term equity incentive compensation, using individual stock option, restricted stock and restricted stock unit awards, as well as all policies related to the issuance of equity awards within the Company; and
- Performance goals for the Company under the Bonus Plan and the LTIP.

The Board of Directors reviews and approves all decisions of the Committee relating to compensation of the Company's executive officers. Only independent members of the Board of Directors participate with respect to decisions relating to incentive and equity compensation of the individual named executive officers.

The Committee engages outside consultants to assist it in reviewing the effectiveness and competitiveness of the Company's executive compensation programs and policies, including to:

- Make recommendations regarding executive compensation consistent with the Company's business needs, pay philosophy, market trends, and the latest legal and regulatory considerations;
- Provide market data as background to annual decisions regarding CEO and senior executive base salary, annual bonus and long-term incentives; and
- Advise the Committee regarding executive compensation best practices.

The Committee engaged Frederic W. Cook & Co., Inc. as its outside consultant beginning in May 2008. Prior to May 2008, Hewitt Associates, LLC served as compensation consultant for both the Committee and the Company. Hewitt continues to provide pension administration, human resources, and executive compensation consulting services directly to the Company.

Consideration of Individual Performance

The CEO recommends to the Committee, in the case of other executive officers, base salary amounts, equity awards and annual Company performance goals under the Bonus Plan and the LTIP. As part of the Company's annual performance evaluation process, each year the CEO and each other executive officer establish that individual's performance objectives for the coming year. These performance objectives are not intended to be rigid or formulaic, but rather serve as the framework upon which the CEO evaluates the executive officer's overall performance. Individual performance objectives include financial and operational metrics which may reflect corporate or business unit goals or may include specific financial or operational objectives with respect to the executive's area of responsibility. These performance objectives also include demonstration of leadership and decision making, effective communication, promotion of the Company's strategic initiatives and values, commitment to excellence and work ethic and may include more specific objectives for the executive, such as the successful completion of major capital projects, successful integration of acquisitions, entry into new markets, and organization capability building. The CEO's evaluation of an executive officer's performance relative to these objectives is inherently subjective, involving a high degree of judgment based on the CEO's observations of, and interaction with, the executive throughout the year. As an additional input to the CEO's evaluation of an executive officer's performance, he assesses the overall performance of the Company and its business units in light of the dynamics of the markets in which the Company competes. As a result, no single performance objective or group of objectives is material to the CEO's evaluation of the executive officer's performance.

The CEO also considers the advice of members of his management team in recommending elements of executive compensation. The CEO's management team plays a prominent role in gathering information for, and by participating in meetings of, the Committee. In particular, the CEO works with the

Executive Vice President-Human Resources regarding recommendations on base salary amounts and equity awards for executives other than the CEO using relevant survey data regarding compensation provided to persons holding comparable positions at the companies in the Company's comparator groups. This survey data, along with the CEO's evaluation of the performance of the executive officers, provides the basis for the CEO's recommendation to the Committee of salary and equity awards for each other executive officer. He also works with the Chief Financial Officer in connection with recommendations on annual performance goals and determining whether financial performance goals were attained by the Company or the applicable business unit under the Bonus Plan and the LTIP.

At the beginning of the year, the CEO and the Committee recommend to the full Board the CEO's individual performance objectives. The Committee's method of evaluation of the CEO's performance is substantially similar to that used by the CEO to evaluate the other executive officers. As such, the CEO's performance objectives are not intended to be rigid or formulaic, but rather serve as the framework upon which the Committee evaluates the CEO's performance. For 2008, in addition to certain financial and operational metrics such as sales growth, operating income growth, gross margin improvement, earnings per share and total shareholder return, the Committee considered the continued progress made on various strategic initiatives, such as the multi-year improvement plan for the Europe, Middle East and Africa region, Project Acceleration, SAP implementation, marketing and brand building, and cultural transformation despite the global economic downturn. The Committee also considered the CEO's leadership and decision making in light of the recession, volatility in commodity costs and currency rates and turmoil in the credit markets as well as his effective communication, promotion of the Company's strategic initiatives and values, commitment to excellence and work ethic. In particular, the Committee considered the CEO's efforts to implement cost reduction initiatives and exit certain commoditized product lines. The Committee's evaluation of the CEO's overall performance relative to these objectives is inherently subjective, involving a high degree of judgment. As additional input to the Committee's evaluation of the CEO's performance, the Committee assesses the overall performance of the Company and its business units in light of the dynamics of the markets in which the Company competes. As a result, no single performance objective or group of objectives is material to the Committee's evaluation of the CEO's performance. The Committee also reviewed relevant survey data regarding salaries and equity awards provided to persons holding comparable positions at the companies in the comparator groups used by the Company. This survey data, along with the Committee's evaluation of the performance of the CEO, provides the basis for the Committee's recommended salary and equity awards for the CEO.

Salary

Executives are paid a fixed, annual salary. Salaries provide a degree of financial stability for the executives, with salary increases designed to reward recent performance and contributions. Salaries are reviewed and may be revised in the early part of each year. The following principal factors are used to make salary decisions:

- The executive's current salary;
- An evaluation of the individual performance of the executive officer; and
- The recommendation of the CEO, in the case of other executive officers.

Survey data available regarding salaries provided to persons holding comparable positions at the companies in the Company's comparator groups is also used. Not all of the companies in the comparator groups have positions comparable to all Company positions nor is information available as to the compensation paid to all persons in those positions. The Committee uses the 50th percentile as an indication of competitive salary for an executive's position. However, salaries of individual named executive officers may be above or below those levels, reflecting individual performance, responsibilities and other relevant factors.

The relative importance of each of these factors varies from executive to executive and from year to year. For 2008, in the case of other executive officers, the Committee considered the CEO's evaluation of individual performance as a critical factor.

Effective February 1, 2008, Mr. Ketchum's annualized base salary rate increased from $1,200,000 to $1,300,000 due to Mr. Ketchum's success in implementing various strategic initiatives, based on the individual performance assessment process described above under the caption "Consideration of Individual Performance," as well as to bring his salary up to a level consistent with the salaries of chief executive officers at companies in the Multiple Industry Index Comparator Group. The salaries of the other named executive officers were raised as follows: Mr. Robinson from $535,000 to $550,000; Mr. Nicolin from $400,000 to $475,000; Mr. Blaha from $425,000 to $450,000; Mr. Burke from $370,000 to $450,000; and Mr. Roberts from $745,000 to $800,000. The named executive officers' salaries range from the 41st percentile to the 63rd percentile for similar positions of executives in the comparator group. The increases were approved to reward positive individual performance, based on the individual performance assessment process described above under the caption "Consideration of Individual Performance," and contribution to Company performance, and to reflect the higher salaries for comparable positions at the companies in the comparator group. The increases for Messrs. Ketchum, Robinson and Blaha were effective February 1, 2008, and the increases for Messrs. Nicolin, Burke and Roberts were effective December 1, 2007 as a result of their respective increased roles and responsibilities. The Committee believes that the salaries paid in 2008 to each named executive officer served to:

- Reward each individual's performance and contribution to the Company's overall performance for the year based on operating and financial performance of the Company, Group, Region or function for which the executive is responsible, success in achieving his or her individual business objectives and other personal criteria, including leadership, communication, teamwork, decision making, commitment to excellence and work ethic; and
- Retain each individual's services because the Company paid overall compensation, including salaries, at a competitive level based on the Company's review of salaries and overall compensation paid by the companies in the Company's comparator groups.

As a result of the Company's overall performance in 2008, deteriorating global economic conditions, and the need to maximize cash, the Committee implemented a salary freeze for all executive officers effective for 2009.

Annual Incentive Compensation

Bonus Plan

The annual incentive program is designed to reward performance that supports short-term performance goals. Annual performance-based compensation is provided to the named executive officers and other executives under the Bonus Plan. Within the first 90 days of each year, goals are set for the year under the Bonus Plan, based on short-term performance goals for the Company, Group, Region, business unit or function. A cash bonus, measured as a percentage of the executive's salary, is paid based on the extent to which the Company, Group or Region achieves the performance goals. If a performance goal is met at the target level, the target bonus is generally paid for that goal. However, in some cases the lack of performance with respect to other performance goals may negatively impact, or entirely negate, the achievement of another performance goal. Performance above the target results in payment of a higher percentage of salary up to a preestablished maximum, depending on participation levels and the achievement of the other performance goals. Performance below the target generally results in a lower bonus payment for that goal if a minimum threshold is met, or no payment if it is not.

For 2008, the overall Company performance goals for cash bonus payments to the named executive officers were based on the Company's Earnings Per Share, Free Cash Flow, and Internal Sales Growth. Total Shareholder Return was eliminated as a performance goal for 2008 because the Committee believed that Total Shareholder Return, which measures the Company's stock price performance only against the performance of others, does not serve to promote the Company's short-term performance goals as effectively as do the other measures the Company uses. In the case of those named executive officers who served as Group Presidents during 2008 (Messrs. Burke and Roberts), the goals were based 50% on those overall Company performance goals and 50% on their individual Group's Operating Income, Free Cash Flow and Internal Sales Growth. In the case of Mr. Nicolin, the goals were based 50% on those overall Company performance goals and 50% on the Europe, Middle East and Africa ("EMEA") region's Operating Income, Cash Flow and Internal Sales Growth. In the case of each of the other named executive officers (Messrs. Ketchum, Robinson and Blaha), the goals were based 100% on overall Company performance goals.

The range of goals spread incentive across various categories to help ensure that no particular performance category received excessive focus at the expense of others. The Company and Group Internal Sales Growth goals were intended to emphasize the importance of increasing internal sales. The 50-50 split for Group and Regional Presidents rewarded performance of the President's Group or Region while aligning their interests with the success of the overall Company. The relative weight assigned under the Bonus Plan to each performance goal for 2008 for each named executive officer appears in the table below.

2008 Bonus Plan: Relative Percentage Assigned to Each Performance Goal

Performance Goal	Mark D. Ketchum	J. Patrick Robinson	Magnus Nicolin	Hartley D. Blaha	William A. Burke III	James J. Roberts
Earnings Per Share	50%	50%	25%	50%	25%	25%
Internal Sales Growth	35%	35%	17.5%	35%	17.5%	17.5%
Free Cash Flow	15%	15%	7.5%	15%	7.5%	7.5%
Group/Region Operating Income	—	—	25%	—	25%	25%
Group/Region Cash Flow	—	—	7.5%	—	7.5%	7.5%
Group/Region Internal Sales Growth	—	—	17.5%	—	17.5%	17.5%

For purposes of measuring attainment of the performance goals in 2008:

- The Earnings Per Share goal excludes the effect of impairment and restructuring charges, one-time charges and one-time tax benefits and is based upon what the Company reports as Normalized Earnings Per Share.
- The Group/Region Operating Income goal includes foreign exchange gains and losses and excludes foreign tax adjustments and the effect of minority ownership interests.
- The Free Cash Flow goal is operating cash flow plus proceeds from the disposition of property, plant and equipment less capital expenditures.
- The Group/Region Cash Flow goal is Group/Region operating cash flow, less Group/Region capital expenditures.
- The Internal Sales Growth and Group/Region Internal Sales Growth goals exclude the impact of material acquisitions and divestitures and differences in foreign exchange rates from those assumed in the operating budget.

Under the Bonus Plan, the Committee determines the performance goals for the named executive officers, and bonus payments are made only on the Committee's determination that the performance goals for the year were achieved. The corporate target goals used under the Bonus Plan for 2008 are set forth below:

2008 Bonus Plan: Corporate Performance Targets

Performance Goal	Target	Actual Performance
Earnings Per Share	$1.97	$1.22
Internal Sales Growth	+2.5%	-3.0%
Free Cash Flow	$450 million	$307 million

The Group and Region target goals (expressed as a percentage change over the comparable measure for 2007) used under the Bonus Plan for 2008 for the named executive officers are set forth below:

Performance Goal	Target	Actual Performance
CLEANING, ORGANIZATION & DÉCOR		
Operating Income	+10.2%	-17.9%
Internal Sales Growth	+2.7%	-2.7%
Cash Flow	-23.2%	-22.9%
OFFICE PRODUCTS		
Operating Income	+18.1%	-30.2%
Internal Sales Growth	+2.0%	-3.1%
Cash Flow	+21.4%	+45.2%
TOOLS & HARDWARE		
Operating Income	+11.1%	-15.7%
Internal Sales Growth	+0.8%	-7.0%
Cash Flow	-5.7%	-45.8%
EMEA REGION		
Operating Income	+80.3%	-0.6%
Internal Sales Growth	+8.2%	+4.8%
Cash Flow	+17.8%	-109.3%

Attainment of the target indicated above in respect of each of these measures would have resulted in a bonus payout equal to 100% of the target cash bonus. The maximum payout in respect of each measure was equal to 200% of the target cash bonus. The Bonus Plan does not provide for discretion to waive pre-established goals.

For 2008, potential bonus payouts were based on a target of 105% of base salary for the CEO and 65% of base salary for each of the other named executive officers. These levels were used because the Committee believed that targeted payouts at those levels would achieve annual incentive compensation at or near the 65th percentile level of the comparator groups.

The Company's, Group's and Region's actual performance in 2008 did not result in attainment of goals sufficient for the payout of a bonus for the named executive officers at the Corporate, Group or Region level. As a result, no named executive officer received a bonus under the Bonus Plan for 2008.

Nicolin Special Bonus Plan

For 2008, the Committee also provided Mr. Nicolin with the opportunity under a special bonus plan agreement, effective May 9, 2007 (the "Special Bonus Plan"), to earn an annual incentive payment, in addition to and separate from any payment under the Bonus Plan. The performance goals for 2008 were the same as those described above for the EMEA Region. Under the Special Bonus Plan, a cash bonus would have been paid based on the extent to which each of the performance goals was achieved. Attainment of the targets indicated above would have resulted in a bonus payout equal to $105,000, and the maximum payout was equal to $210,000. The Special Bonus Plan provides the Committee with discretion to cancel eligibility to receive the special bonus at any time or to reduce or refuse payment of the special bonus for any reason. Since the EMEA Region's actual performance in 2008 did not meet the minimum level of attainment for any of the performance goals under the Special Bonus Plan, the Company did not pay a bonus to Mr. Nicolin under the Special Bonus Plan in respect of performance for 2008.

Bonus Plan Changes for 2009

For 2009, potential bonus payouts will be based on a target of 115% of base salary (230% at maximum payout) for the CEO and 75% of base salary (150% at maximum payout) for Mr. Robinson and each of the named executive officers with responsibility for a Group. The Committee believes that the increase in bonus potential will serve as additional incentive to drive performance in light of the challenging economic environment. The Committee recommended the changes to the Board of Directors after a review of the incentive compensation practices of the companies in the Company's comparator groups and upon consultation with the Committee's compensation consultant.

Long-Term Incentive Compensation

Long-term incentive awards motivate executives to increase stockholder value over the long term and align the interests of executives with those of stockholders. In 2008, long-term incentive compensation was provided to the named executive officers and other executives primarily through an annual award of stock options and shares of restricted stock. A special retention grant of restricted stock units was also made to a limited number of executive officers in December 2008, including grants of 15,000 restricted stock units to Messrs. Nicolin and Burke. These grants were provided primarily for retention purposes and given to individuals whose future contribution to the Company would be crucial in light of the deteriorating economic environment. These special retention grants vest 50% on the second anniversary of the grant date and 50% on the third anniversary of the grant date. Beginning in 2009, annual awards of restricted stock that vest on the third anniversary of the grant date will be replaced with a combination of restricted stock units that vest on the third anniversary of the grant date (time-based restricted stock units) and restricted stock units that vest based on the Company's stock price performance relative to its peers at the end of a three-year performance period (performance-based restricted stock units), as the Committee believes it is important to increase the focus on performance-based compensation. All of these awards are made under the Company's 2003 Stock Plan. The Company considers the 50th percentile of its comparator groups to be an indication of the competitive long-term incentive compensation level for executives because paying compensation at this level will allow the Company to attract and retain the best possible executive talent.

Pursuant to the annual grant made in February 2008, stock options and restricted stock with a value of approximately 35% and 65%, respectively, of the total value of long-term incentive compensation were awarded to the named executive officers. These percentages were determined based on a review of the compensation paid pursuant to long-term incentive compensation programs of the companies in the Company's comparator groups and the Committee's belief that this allocation of stock options and restricted stock would enable the Company to award long-term incentive compensation at a competitive level.

The model used in valuing options in 2008 constitutes a modified Black-Scholes approach that recognizes option-specific terms, vesting schedules, forfeiture provisions and strike prices, as well as the particular characteristics of the stock underlying the option, such as volatility and dividend yield. The formula assumes that the option life equals the option term (ten years), and ignores exercise patterns, based on the belief that early exercises reflect individual decisions not relating to the inherent value of the equity opportunity. The formula for options also assumes that future share price volatility equates to the daily change in share price over the 36 months preceding the option grant date. The number of shares of restricted stock granted to each named executive officer was determined by dividing the target value amount by the fair market value of a share of common stock on the date of grant.

Stock Options

In 2008, the specific grants of stock options made to the named executive officers (other than Mr. Ketchum) were based on a management recommendation. Management prepared the recommendation based primarily on an evaluation of the executive's individual performance and expected future contribution to the Company and consideration of comparator group data using the 50th percentile for comparable positions at other companies in the comparator groups.

Options granted under the 2003 Stock Plan in 2008 have an exercise price equal to the closing sale price of the common stock on the date of grant, have a maximum term of ten years, and become exercisable in annual cumulative installments of 20% of the number of options granted over a five-year period. All options granted in 2008 to named executive officers were subject to this five-year vesting schedule.

In addition to the annual grants, from time to time stock options will be granted to executive officers in circumstances such as a promotion, a new hire or for retention purposes.

Based on the criteria above, in 2008, Mr. Ketchum received a grant of options to purchase 594,080 shares of common stock. Mr. Ketchum's options have an exercise price of $23.32, which was the closing stock price on the grant date.

The "Option Awards" column of the Summary Compensation Table shows the dollar amount recognized for financial statement reporting purposes in 2008 in accordance with FAS 123(R) (but disregarding adjustments for estimated forfeitures) in respect of stock option grants to the named executive officers, and thus includes amounts attributable to awards made in both 2008 and prior years.

The Company currently grants only non-qualified stock options, based on its view that the tax benefits to the Company of non-qualified stock options outweigh the potential tax benefits to executives of incentive stock options.

Restricted Stock

In 2008, the Company used the LTIP to determine the number of shares of restricted stock to award to executives in 2008 based on 2007 performance. Under the LTIP, the fair market value of the shares awarded equaled a percentage of the executive's salary, with the percentage determined by the level of attainment of the performance goals established for the immediately preceding year. The target, and maximum, value of restricted stock awarded to named executive officers under the LTIP was 100% of salary or, for the grant made to the CEO in 2008 (based on 2007 performance), 200% of salary.

In 2007, the Company set LTIP performance goals based on the Company's Total Shareholder Return in comparison with the actual Total Shareholder Returns of the custom comparator group companies for the year and the extent to which the Company achieved a Cash Flow goal. The Cash Flow goal for 2007 consisted of cash flow provided by operating activities less capital expenditures and dividends. The Total Shareholder Return goal was 75% of the total performance goals, and the Cash Flow goal was 25%. Target payouts would occur in respect of these goals upon the attainment of a Total Shareholder Return within the top five companies of the custom comparator group and Cash Flow at or above 110% of the Cash Flow target under the Bonus Plan.

The restricted stock awarded to each named executive officer in 2008 based on performance in 2007, represented 42.9% of target opportunities. The number of shares of restricted stock awarded to each named executive officer was: Mr. Ketchum 44,151 shares; Mr. Robinson 9,842 shares; Mr. Nicolin 8,738 shares; Mr. Blaha 7,818 shares; Mr. Burke 8,278 shares; and Mr. Roberts 14,717 shares. In addition to shares of restricted stock awarded pursuant to the LTIP, Mr. Burke received an additional grant of 10,000 shares of restricted stock in connection with his promotion to Group President.

The Committee determines the extent to which the LTIP performance goals have been achieved and also has discretion to reduce any amount of restricted stock to be awarded under the LTIP. That discretion was not exercised in 2008. In addition to grants under the LTIP, the Company will from time to time make awards of restricted stock and/or restricted stock units to executive officers in circumstances such as a promotion, a new hire or for retention purposes and, as described above, made retention and promotion grants to Messrs. Nicolin and Burke.

The Committee believes that the long-term incentive compensation awards it made in 2008 to each named executive officer served the Company's goals to:

- Motivate each of them to exceed Company performance goals;
- In the case of stock options, reward each named executive officer's individual performance and contribution to the Company's overall performance for the year;
- Retain their services because it provided each of them with the opportunity to receive a stock award at a competitive level based on the Company's review of long-term and incentive and overall compensation paid by the companies in the Company's comparator groups; and
- Help to link the financial interests of the named executive officers and stockholders.

Amended LTIP

Beginning in February 2009, annual equity grants will be made under an amended LTIP. The LTIP, as amended, provides a methodology for determining the amount of stock options and restricted stock units to be made to key employees in 2009 and subsequent years under the Company's 2003 Stock Plan. The program is intended to provide eligible employees long-term incentive compensation with a target value at approximately the 50th percentile of such compensation paid to employees holding comparable job positions at the companies within the Company's comparator groups. Of this value, 20% is paid in an award of non-qualified stock options, 40% is paid in an award of time-based restricted stock units, and 40% is paid in an award of performance-based restricted stock units.

Under the amended LTIP, the number of shares of common stock subject to stock options granted to each participant is determined by dividing 20% of the participant's target value by the value of the stock option, as determined by using a Black-Scholes valuation methodology consistent with the Company's practices for valuing stock options pursuant to FAS 123(R). The stock options vest on the third anniversary of the date of grant.

The number of time-based restricted stock units granted to each participant is determined by dividing 40% of the participant's target value by an amount equal to the fair market value of the common stock on the date of grant. These restricted stock units vest on the third anniversary of the date of grant. At the end of the vesting period, a participant will receive a share of common stock for each restricted stock unit that has vested.

The number of performance-based restricted stock units granted to each participant is determined by dividing 40% of the participant's target value by an amount equal to the fair market value of the common stock on the date of grant. These restricted stock units vest on the third anniversary of the date of grant, and are subject to a performance goal based on the Company's Total Shareholder Return relative to the Total Shareholder Return of the custom comparator group companies over the three-year vesting period. At the end of the vesting period, the number of restricted stock units and related dividend equivalents, and thus the number of shares of common stock actually issued to the participant, will be adjusted depending on the level of achievement of the Total Shareholder Return performance goal, up to a maximum of 200% of the initial number of performance-based restricted stock units granted and a minimum of 0% of the initial number of performance-based restricted stock units granted.

Upon the payment of any dividend on the Company's common stock, the holder of an unvested time-based restricted stock unit will receive cash equal in value to such dividend, a dividend equivalent, at such time the dividend is paid to holders of common stock. However, the holder of a performance-based restricted stock unit will not receive dividend equivalents. Rather, all such dividend equivalents will be credited to an account for the holder, and will be paid only to the extent that the applicable performance criteria are met and the performance-based restricted stock units vest and shares are issued.

Grant Policies and Practices

The Company's practice has been to make annual equity awards and award other incentive compensation to named executive officers at the time of regularly scheduled meetings of the Board of Directors or the Committee in February of each year. On occasion, the Company makes additional grants to named executive officers, typically in connection with their hiring or promotion or for retention purposes. The Company's policy is that all stock option awards will be made only at quarterly meetings of the Committee or the Board of Directors, which closely follow release of the Company's quarterly or annual financial results.

Stock Ownership Guidelines

In 2005, the Board of Directors adopted stock ownership guidelines that apply to the CEO and all management employees who report directly to the CEO (including the named executive officers). The Board amended these guidelines in February 2009 in response to the economic downturn and related decline in the Company's stock price. Under the guidelines, as amended, the CEO is expected to maintain ownership of Company stock equal to the lesser of a market value equal to three times his annual salary or 200,000 shares of stock. Other executives are expected to maintain ownership of Company stock equal to the lesser of a value of twice their annual salaries or 50,000 shares of stock. All shares held directly or beneficially, including shares of restricted stock, time-based restricted stock units, and shares held under the Company's 401(k) Savings and Retirement Plan, count toward attainment of these targets. Unexercised stock options and unvested performance-based restricted stock units are not counted. Each participant has three years from the date of hire to achieve the applicable ownership target. If a participant is promoted, the executive will have three years to increase his or her holdings to meet the ownership requirements at the new level. The Company can enforce the guidelines using restrictions on the sale of Company stock when stock ownership is below the target ownership level and by paying certain compensation in the form of stock rather than cash.

All Other Compensation

Executive officers are provided other benefits as part of the Company's executive compensation program which the Committee believes are in line with competitive practices. See the "All Other Compensation" column of the Summary Compensation Table and the related footnotes and narrative discussion. Those benefits include:

- Personal use of a leased automobile worth up to $80,000 in the case of the CEO, or $60,000 in the case of each of the other named executive officers;
- Personal use of Company aircraft by the CEO;
- Limited personal use of Company aircraft by executive officers other than the CEO in exceptional circumstances;
- Tax planning and tax return preparation services;
- Company contributions under the SERP to the executive's 2008 Deferred Compensation Plan account;
- Company contributions to the 401(k) Savings and Retirement Plan, including Company contributions that match employee deferrals as well as retirement savings contributions;
- Payment of life and long-term disability insurance premiums;
- Annual health examinations encouraged by the Company;
- Assistance upon a new hire or transfer necessitating relocation, which includes reimbursement of various relocation expenses, a relocation allowance, a bonus for an early sale of the executive's home, and tax assistance on certain taxable reimbursed expenses; and
- Company's payment of mortgage on U.S. residence for overseas assignment.

While the Company maintains corporate aircraft primarily for business travel, the Committee believes that it is often in the best interest of the Company from a productivity, safety and security concern that the CEO be permitted to use the aircraft for personal travel. At the time the Board appointed Mr. Ketchum as CEO in early 2006, Mr. Ketchum was retired. In order to facilitate Mr. Ketchum's transition from retirement to CEO, he was permitted to use the corporate aircraft for the purpose of commuting to his primary home. The Committee intends to limit personal use of corporate aircraft for future CEOs. Other named executive officers may use the corporate aircraft for personal travel only in exceptional circumstances.

Retirement Compensation

The Company provides its eligible executives with retirement benefits that are in addition to those provided to its employees generally in order to provide competitive benefits and assist in attracting and retaining key executives. These retirement benefits are provided using a combination of the Company's Supplemental Executive Retirement Plan ("SERP") and 2008 Deferred Compensation Plan.

The named executive officers can accrue retirement benefits under the SERP that would provide an annual benefit at age 65 equal to a percentage of their average annual compensation during the five consecutive years of employment in which it was highest, offset by benefits under the Company's Pension

Plan and Social Security. The maximum benefit payable to a named executive officer who had a title of President or above on December 31, 2003 (namely, Messrs. Robinson, Blaha, Burke and Roberts) is equal to 67% of his average annual compensation for the five consecutive years in which it was highest. The maximum benefit payable to a named executive officer who is hired with or promoted to a title of President or above after 2003 (namely, Messrs. Ketchum and Nicolin) is 50% of his average annual compensation for the five consecutive years in which it was highest. The benefit is reduced pro rata if the executive's credited service is less than 25 years.

The present value of this SERP annual benefit (after the offsets described above) is reduced by the executive's SERP Cash Account under the 2008 Deferred Compensation Plan, the vested portion of which is paid out following termination of employment. Each named executive officer's SERP Cash Account consists of the present value, if any, of his SERP benefit accrued as of December 31, 2003, annual Company contributions beginning in 2004 generally ranging from 3% to 6% of compensation, depending on age and years of service, and earnings on the Cash Account. If the SERP Cash Account value is less than the SERP present value, the difference is paid from the SERP. If the SERP Cash Account value is equal to or more than the SERP present value, no benefit is paid from the SERP. In any event, the executive is entitled to the SERP Cash Account, to the extent vested, following his termination of employment.

Each named executive officer must satisfy various vesting requirements before becoming entitled to these retirement benefits. These extended vesting periods encourage executives to remain with the Company, with certain limited exceptions for early retirement at age 55.

A more detailed discussion of these retirement benefits appears under "Executive Compensation—Retirement Plans," below.

Deductibility of Compensation

Section 162(m) of the Internal Revenue Code limits the deductibility of executive compensation paid to the chief executive officer and to each of the three other most highly compensated officers (other than the chief financial officer) of a public company to $1 million per year. However, compensation that is considered qualified "performance-based compensation" generally does not count toward the $1 million deduction limit. Annual salary does not qualify as performance-based compensation under Section 162(m) due to its nature. Amounts paid under the Bonus Plan, stock options, and equity awards subject to corporate performance criteria generally qualify as fully deductible performance-based compensation. Any equity awards (other than options) not based on corporate performance criteria are not likely to be fully deductible by the Company when the restrictions lapse and the shares are taxed as income to an executive officer while he or she is subject to Section 162(m). However, the Committee believes that most of the compensation paid to the named executive officers for 2008 will be deductible for federal income tax purposes.

The Committee considers the tax deductibility of executive compensation as one factor to be considered in the context of its overall compensation philosophy and objectives. However, the Committee will not necessarily limit executive compensation to amounts deductible under Section 162(m), since the Committee desires to maintain the flexibility to structure compensation programs that attract and retain the best possible executive talent and meet the objectives of the Company's executive compensation program.

Employment Agreements

The Company does not have employment agreements with its executive officers. In connection with hiring an executive officer, the Company does make written compensation offers and arrangements. It also has Employment Security Agreements, described below, with its executive officers, which apply only if there is a termination of employment following a change in control of the Company. Executive officers may also receive post-employment benefits under the severance plan described below, with the exact amount dependent on the Company's discretion. The Committee believes that the absence of employment agreements gives the Company more flexibility to make changes that it concludes are appropriate.

In November 2005, the Company made compensation arrangements for Mr. Ketchum's service as CEO on an interim basis. When the Company chose Mr. Ketchum as its CEO in February 2006, it entered into a compensation arrangement with him. The arrangements are summarized under "Summary Compensation Table" and "Potential Payments Upon Termination or Change in Control of the Company."

Employment Security Agreements

The Company has Employment Security Agreements ("ESAs") with its executives, including the named executive officers and certain key employees. The ESAs provide severance benefits following certain terminations of employment occurring within two years of a change in control of the Company. In 2008, the Company adopted a new form of ESA, and all executives and key employees with ESAs, except for Mr. Roberts, entered into new ESAs using this amended form. The Company amended the form agreement in order to comply with Section 409A of the Internal Revenue Code and because the Company believes that the new form of ESA contains terms that, in the aggregate, are more consistent with current market practice. The material changes from the prior form of agreement include the elimination of benefits upon a voluntary termination of employment for any reason during the 13th month following a change in control, the payment of a prorata bonus as a severance benefit and an increase in the lump sum severance payment to the CEO from two to three times salary and bonus. In addition, the Company has determined that within the third quarter of 2009, it will adopt a policy that any newly executed ESAs will no longer provide any tax gross-up payments. Please see the caption "Potential Payments Upon Termination or Change in Control of the Company—Employment Security Agreements" below for a discussion of the terms of the ESA.

The Company believes that the protections afforded by the ESAs are a valuable incentive for attracting and retaining top managers. It believes that the ESAs are particularly important because the Company does not have employment agreements or long-term employment arrangements with its executives. The Company also believes that, in the event of an extraordinary corporate transaction, the ESAs could prove crucial to the Company's ability to retain top management through the transaction process. In addition, the Company believes that the benefits provided under the ESAs represent fair and appropriate consideration for the agreement of the executives to the restrictive covenants in the ESA that prohibit them from competing with the Company and from soliciting Company employees (except for clerical and secretarial associates) for 24 months following a termination of employment. The benefits provided under the ESAs as revised were determined to be at levels appropriate and competitive with the benefits provided under similar arrangements of companies in the Company's comparator groups.

Severance Plans

The Company maintains two severance plans that provide benefits to non-union employees who are involuntarily terminated. These plans were revised, effective January 1, 2009, to provide benefits as set forth below. The terms of the severance plans, as in effect prior to January 1, 2009, are described under the caption "Potential Payments Upon Termination or Change in Control of the Company—Termination of Employment– No Change in Control."

The Supplemental Unemployment Pay Plan ("Supplemental Plan") is intended to supplement state unemployment benefits with respect to those employees whose employment is terminated involuntarily without cause due to a plant closing, layoff, reduction in force, reorganization, or other similar event. In most cases, the employee will not be eligible for severance benefits under the Supplemental Plan if the employee (1) is not also eligible for state unemployment benefits, (2) declined a reasonable offer of continued employment with the Company, or (3) is entitled to severance benefits under a separate agreement (other than the Excess Severance Pay Plan, which is described below). The amount of the benefit provided under the Supplemental Plan is determined by the number of years of service the employee has provided to the Company with one week of pay for each year of service (up to a maximum of 25 weeks). Employees receiving severance benefits under the Supplemental Plan will continue to be eligible to participate in the Company's medical plan at the current employee premium rate for the duration of the severance benefits. The amount of the severance benefit provided under the Supplemental Plan is reduced by any amounts received under any federal, state or local unemployment pay program. The Excess Severance Pay Plan ("Excess Plan") provides severance benefits and a Company-subsidized medical benefit for non-union employees whose employment is involuntarily terminated for any reason. The amount and duration of the Excess Plan benefits are determined in the sole discretion of the Company.

Employees receiving severance benefits under the Supplemental Plan may also be eligible for severance benefits under the Excess Plan, as determined by the Company. Benefits under the severance plans are contingent on the employee's release of claims against the Company.

The named executive officers may become entitled to severance benefits under the Excess Plan and/or the Supplemental Plan. The Company considers the executive's position in the Company in addition to length of service in determining the amount and duration of the severance benefit. The Company believes that appropriate severance benefits are essential to attracting and retaining talented executives.

Roberts Severance Agreement

On February 12, 2009, the Company entered into a Separation Agreement and General Release with Mr. Roberts in connection with his termination of employment on January 1, 2009.

Mr. Roberts' benefits under the Separation Agreement include: (1) salary continuation for 15 months following his employment termination date or until he finds alternative employment whichever comes first (such salary continuation period may be extended up to an additional 4 weeks); (2) in the event Mr. Roberts finds alternative employment prior to September 30, 2009, a lump sum payment equal to 50% of the value remaining with respect to the 15-month salary continuation period; (3) continued coverage under the Company's health and dental programs during the salary continuation period, at active employee rates; (4) his vested stock options will remain exercisable through March 31, 2009; (5) retention of his restricted stock award granted in February 2006, which vested in February 2009; (6) continued use of a Company leased vehicle for up to 15 months; (7) reimbursement of 2008 tax preparation services; (8) reimbursement of up to $25,000 in outplacement expenses; and (9) an additional 0.25 years of credited service for purposes of determining the vested percentage of his SERP Cash Account under the Company's 2008 Deferred Compensation Plan.

Until March 31, 2010, Mr. Roberts is prohibited from competing in the U.S. and Canada with the Company's Office Products; Cleaning, Organization & Décor and Tools & Hardware businesses. He is also prohibited from soliciting any Company employees (except for clerical and secretarial associates). The Separation Agreement also contains a release of claims provision.

Custom Comparator Group.

The following 24 companies were in the Company's custom comparator group for 2008:

3M Company	Dorel Industries Inc.	Masco Corporation
Alberto-Culver Company	Ecolab Inc.	Mattel, Inc.
Avery Dennison Corporation	Energizer Holdings, Inc.	The Procter & Gamble Company
The Bic Group	Fortune Brands, Inc.	The Stanley Works
The Black & Decker Corporation	Groupe Seb	Trane, Inc.
The Clorox Company	Helen of Troy Corporation	Tupperware Brands Corporation
Colgate-Palmolive Company	Illinois Tool Works Inc.	
Cooper Industries, Ltd.	Johnson & Johnson	
Danaher Corporation	Kimberly-Clark Corporation	

For 2009, the custom comparator group will no longer include Procter & Gamble, Johnson & Johnson, Helen of Troy, Alberto Culver and Trane. These companies have been replaced by Campbell Soup Co., Church & Dwight Inc., Jarden Corp. and Sara Lee Corp. The revisions were made in consultation with Frederic W. Cook & Co., Inc. in order to include companies with revenues more consistent with those of the Company, and to reflect peers with strong brand recognition that are subject to similar industry dynamics and business complexity.

Multiple Industry Index Comparator Group.

The following 101 companies were in the Company's multiple industry index comparator group for 2008:

3M Company
Alberto-Culver Company
ALLTEL Corporation
American Axle & Manufacturing, Inc.
Armstrong World Industries, Inc.
ArvinMeritor, Inc.
Avis Budget Group
Avon Products, Inc.
Ball Corporation
Battelle Memorial Institute
Beazer Homes USA, Inc.
BorgWarner Inc.
Brightpoint, Inc.
Brunswick Corporation
Cameron International Corporation
Campbell Soup Company
Chicago Bridge and Iron Company
Chiquita Brands International, Inc.
Church & Dwight Company, Inc.
The Clorox Company
Colgate-Palmolive Company
ConAgra Foods, Inc.
Cooper Industries, Ltd.
Corn Products International Inc.
Covidien
Del Monte Foods Company
Dover Corporation
Eastman Chemical Company
Eastman Kodak Company
Ecolab Inc.
Energizer Holdings, Inc.
Fiserv, Inc.
Flowserve Corporation
FMC Technologies
Fortune Brands, Inc.
Foster Wheeler Corporation
Gerdau Ameristeel Corporation
Goodrich Corporation
H. J. Heinz Company
Hallmark Cards, Inc.
Hanesbrands, Inc.
Harley-Davidson Motor Company Inc.
Hasbro, Inc.
The Hershey Company
Illinois Tool Works Inc.
Interpublic Group of Companies Inc.
ITT Corporation
JohnsonDiversey
Kellogg Company
Kimberly-Clark Corporation
Leggett & Platt Inc.
Lennox International Inc.
Levi Strauss & Co.
Masco Corporation
Mattel, Inc.
McDermott International, Inc.
McGraw-Hill Companies
MeadWestvaco Corporation
Molson Coors Brewing Company
Nalco Company
Navistar International
NCR Corporation
Pactiv Corporation
Parker Hannifin Corporation
PPG Industries, Inc.
Praxair, Inc.
Qualcomm Inc.
Reynolds American Inc.
Rockwell Automation
Rockwell Collins
Rohm and Haas Company
Ryder System, Inc.
S.C. Johnson & Son, Inc.
Sara Lee Corporation
Science Applications International Corporation
Sealed Air Corporation
The Shaw Group
The Sherwin-Williams Company
Smurfit-Stone Container Corporation
Solutia Inc.
Sonoco Products Company
The Stanley Works
Starwood Hotels & Resorts Worldwide, Inc.
Steelcase Inc.
Temple-Inland Inc.
Terex Corporation
The Thomson Corporation
The Timken Company
Trinity Industries, Inc.
Tupperware Brands Corporation
Unisys Corporation
United Stationers Inc.
USG Corporation
The Valspar Corporation
Visteon Corporation
Vulcan Materials Company
W. R. Grace & Co.
W.W. Grainger, Inc.
Windstream Communications
Wm. Wrigley Jr. Company
Wyndham Worldwide Corporation

2008 Summary Compensation Table

This table shows the compensation of the Company's CEO, Chief Financial Officer and each of the other executive officers named in this section for the fiscal years set forth below.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(3)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(5)	All Other Compensation ($)	Total ($)
Mark D. Ketchum, ...	2008	$1,291,667	—	$ 959,305	$1,756,603	—	$1,357,675	$538,277	$5,903,527
President and Chief	2007	$1,200,000	—	$ 739,407	$ 910,941	$1,837,080	$1,384,257	$562,483	$6,634,168
Executive Officer(1)	2006	$1,177,308	—	$2,333,269	$ 361,071	$2,337,662	$ 393,302	$975,289	$7,577,901
J. Patrick Robinson, ...	2008	$ 548,750	—	$ 368,730	$ 366,035	—	$ 257,359	$148,093	$1,688,967
Executive Vice	2007	$ 533,333	—	$ 374,646	$ 290,000	$ 505,440	$ 86,055	$215,038	$2,004,512
President—Chief Financial Officer	2006	$ 515,000	—	$ 597,375	$ 276,885	$ 633,038	$ 85,607	$182,688	$2,290,593
Magnus R. Nicolin, ... President, Newell Rubbermaid Europe, Middle East and Africa	2008	$ 475,000	—	$ 304,335	$ 85,245	—	—	$622,637	$1,487,217
Hartley D. Blaha, ...	2008	$ 447,917	—	$ 288,399	$ 383,477	—	$ 64,225	$ 87,660	$1,271,678
President, Corporate	2007	$ 422,917	—	$ 297,861	$ 386,400	$ 400,798	—	$ 79,974	$1,587,950
Development	2006	$ 400,000	$16,000	$ 333,619	$ 318,034	$ 511,347	$ 29,744	$ 68,592	$1,677,336
William A. Burke III, ... Group President, Tools & Hardware	2008	$ 450,000	—	$ 345,278	$ 209,099	—	$ 105,987	$ 86,864	$1,197,228
James J. Roberts, ...	2008	$ 800,000	—	$ 526,481	$ 451,968	—	$ 431,609	$125,095	$2,335,153
Former Executive	2007	$ 747,917	—	$ 540,509	$ 494,463	$ 666,095	—	$110,887	$2,559,871
Group President(2)	2006	$ 725,000	—	$ 815,546	$ 477,708	$ 790,540	$ 108,777	$106,064	$3,023,635

(1) *Mr. Ketchum.* Appointed President and CEO of the Company effective February 13, 2006. Served as interim President and CEO of the Company from October 16, 2005 to February 13, 2006.

(2) *Mr. Roberts.* Served as Executive Group President, Office Products, Cleaning, Organization & Décor until December 17, 2008, when he resigned from this position. Mr. Roberts' employment with the Company ended on January 1, 2009, and he entered into a Separation Agreement and General Release dated February 12, 2009. For a description of the Separation Agreement and General Release, see "Compensation Discussion and Analysis – Roberts Severance Agreement."

(3) *Stock Awards.* The amounts in this column represent the Company's expense for the years indicated with respect to all outstanding restricted stock awards, restricted stock units and performance share awards held by each named executive officer, disregarding any adjustments for estimated forfeitures, and thus include amounts attributable to stock awards made in both the current and prior years. See the Stock Based Compensation Footnote to the Consolidated Financial Statements contained in the Company's Annual Report on Form 10-K for the years ended December 31, 2008, 2007 and 2006 for an explanation of the assumptions made by the Company in the valuation of these awards. With respect to Mr. Roberts, in December 2008, the Company reversed expense related to his forfeited restricted stock awards in connection with his termination of employment.

(4) *Option Awards.* The amounts in this column represent the Company's expense for the years indicated with respect to all outstanding stock options held by each named executive officer, disregarding any adjustments for estimated forfeitures, and thus include amounts attributable to option awards made in both the current and prior years. See the Stock-Based Compensation Footnote to the Consolidated Financial Statements contained in the Company's Annual Report on Form 10-K for the years ended December 31, 2008, 2007 and 2006 for an explanation of the assumptions made by the Company in the valuation of these awards.

(5) *Change in Pension Value and Nonqualified Deferred Compensation Earnings.* The amounts in this column represent the annual net increase (but not less than zero) in the present value of accumulated benefits under

the SERP and Pension Plan for the year ended December 31, 2008, determined on an annualized basis from September 30, 2007 to December 31, 2008 (the measurement date used for reporting purposes of these plans in the Company's 2008 Form 10-K). For 2007, the foregoing annual net increase for these plans was determined from September 30, 2006 to September 30, 2007 (the measurement date used for reporting purposes of the Pension Plan in the Company's 2007 Form 10-K) and similarly for 2006. No named executive officer participated in a plan with above-market earnings. For Messrs. Ketchum, Blaha and Nicolin (none of whom participate in the Pension Plan), this column reflects amounts only from the SERP. For Messrs. Robinson, Burke and Roberts, this column reflects aggregated amounts from the SERP and Pension Plan. The present values of accumulated benefits under the SERP and Pension Plan were determined using assumptions consistent with those used for reporting purposes of these plans in the Company's Form 10-K for each year, with no reduction for mortality risk before age 65. Please refer to footnote (2) to the 2008 Pension Benefits table for information regarding the assumptions used to calculate the amounts in this column for 2008.

Salary. The "Salary" column of the Summary Compensation Table shows the salaries paid in the years indicated to each of the named executive officers. Salary increases, if any, for each year are generally effective as of February 1st of that year.

Bonus. The "Bonus" column of the Summary Compensation Table shows a one-time, lump-sum payment to Mr. Blaha in 2006 in lieu of a salary increase.

Stock Awards. The amounts in the "Stock Awards" column of the Summary Compensation Table consist of the dollar amount of expense recognized in the years indicated for financial statement reporting purposes in respect of restricted stock, restricted stock units and performance share awards for each named executive officer (disregarding any adjustments for estimated forfeitures).

Restricted Stock. The restricted stock awarded to each named executive officer in 2008 under the LTIP, based on performance in 2007, represented 42.9% of the target opportunities. The restricted stock awarded to each named executive officer in 2007 under the LTIP, based on performance in 2006, represented 81.3% of the target opportunities. The restricted stock awarded in 2006 to each named executive officer, other than the CEO, under the LTIP, based on performance in 2005, represented 87.5% of target opportunities. The CEO did not receive an award of restricted shares in 2006 pursuant to the LTIP. However, in February 2006, the Company granted Mr. Ketchum 50,000 shares of restricted stock on a one-time basis under the terms of his employment as CEO, which shares vested in February 2007, one year after the date of grant. In addition, Mr. Burke received an additional grant of 10,000 shares of restricted stock in 2008 in connection with his promotion to Group President. Shares of restricted stock granted are generally subject to a risk of forfeiture and restrictions on transfer which lapse three years (other than in the case of the 2006 award to Mr. Ketchum) after the date of the award only if the executive remains employed by the Company. Vesting may be accelerated as a result of retirement, death or disability, or certain changes in control of the Company. Holders of restricted stock are entitled to vote their restricted shares and receive dividends at the rate paid to all holders of the Company's common stock.

Restricted Stock Units. The Company awarded each of Mr. Nicolin and Mr. Burke 15,000 restricted stock units on December 12, 2008, as a retention grant. The restricted stock units vest 50% on the second anniversary of the date of grant and 50% on the third anniversary of the date of grant.

Performance Shares. The performance share awards made in 2006 provided the named executive officers (other than Mr. Ketchum) the right to receive unrestricted common stock in 2007 based on the extent to which the Company achieved 2006 performance goals under the Bonus Plan. Because those goals were met above target levels, each of those named executive officers received shares having a market value as of February 13, 2007 (the date on which the shares were issued to the named executive officers) equal to 35.5% of the individual's base salary during 2006, which reflects the reduction in the individual's target cash bonus (as a percentage of salary) from 2005 to 2006.

In connection with Mr. Ketchum's service as interim President and CEO, the Company awarded him a performance share award in 2006. That award entitled him to receive up to 50,000 shares of unrestricted stock of the Company in 2007. The award was based equally on attainment of the performance goals for

2006 under the Bonus Plan, which were met as described above, and on attainment of the individual performance criteria established by the Board of Directors for 2006. The Board determined in 2007 that it was satisfied with Mr. Ketchum's performance relative to these criteria and did not exercise its discretion to reduce the number of shares of Company stock awarded to Mr. Ketchum. As a result, Mr. Ketchum received the full award of 50,000 shares in February 2007. The Company did not award performance shares in 2008 or 2007.

Awards under Amended LTIP. The Company made equity grants to Messrs, Ketchum, Robinson, Nicolin, Blaha and Burke in February 2009 pursuant to the amended LTIP. These awards were as follows: Mr. Ketchum, 472,000 stock options, 184,000 time-based restricted stock units and 184,000 performance-based restricted stock units; Mr. Robinson, 71,000 stock options, 24,750 time-based restricted stock units and 24,750 performance-based restricted stock units; Mr. Nicolin, 47,000 stock options, 20,750 time-based restricted stock units and 20,750 performance-based restricted stock units; Mr. Blaha, 47,000 stock options, 20,750 time-based restricted stock units and 20,750 performance-based restricted stock units; and Mr. Burke, 76,500 stock options, 29,000 time-based restricted stock units and 29,000 performance-based restricted stock units. The expense recognized in 2009 for these awards will be reported in next year's Summary Compensation Table along with other 2009 compensation. Additional explanation of the amended LTIP and the terms of the awards made pursuant thereto appears under the caption "Compensation Discussion and Analysis—Long-Term Incentive Compensation—Amended LTIP."

Option Awards. The amounts in the "Option Awards" column of the Summary Compensation Table consist of the dollar amount of expense recognized for financial statement reporting purposes in respect of stock option awards for each named executive officer, computed in accordance with FAS 123(R) (disregarding any adjustments for estimated forfeitures). All options granted to the named executive officers in the years indicated have an exercise price equal to the closing sale price of the common stock on the date of grant, become exercisable in annual cumulative installments of 20% of the number of options granted over a five-year period and have a maximum term of ten years. Vesting may be accelerated and earlier exercise permitted as a result of death, disability or retirement, or certain changes in control of the Company. Actual gains, if any, on stock option exercises are dependent on several factors, including the future performance of the common stock, overall market conditions and the continued employment of the named executive officer, and may be more or less than the fair value assigned to stock option awards under FAS 123(R).

Non-Equity Incentive Plan Compensation. The "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table shows the cash bonus the Company awarded under the Bonus Plan to each named executive officer. The Company pays all of these amounts, if any, in the month of February following the year in which they are earned.

Each of the named executive officers is eligible to participate in the Bonus Plan. Cash payouts under the Bonus Plan are tied to the Company's performance against objective criteria established by the Organizational Development & Compensation Committee. Each year, the performance goals for cash bonus payments to the named executive officers were based on the Company's Earnings Per Share, Cash Flow, Internal Sales Growth and, until 2008, Total Shareholder Return. In the case of those named executive officers who are Group or Region Presidents, the goals were based 50% on those overall Company performance goals and 50% on their individual Group's or Region's Operating Income, Cash Flow and Internal Sales Growth. The bonus amount payable is a percentage of salary based upon a participant's participation category and the level of attainment of the applicable performance goals. Performance below the target levels will result in lower or no bonus payments, and performance above the target levels will result in higher bonus payments.

With respect to the 2008 Bonus Plan, performance was generally below the applicable target levels and resulted in no bonus payments to the named executive officers. With respect to the 2007 Bonus Plan, the applicable Company performance targets were achieved at a 145.8% level and the bonus payout to the CEO equaled $1,837,080 or 153.1% of his salary. For the other named executive officers, whose 2006 and 2007 non-equity incentive plan compensation is disclosed, since the applicable performance goal targets were achieved at levels ranging from 131.2% to 189.1% in 2006 and 86.4% to 145.8% in 2007 (based on relative differences in attainment of Company and individual Group performance goals), the bonus payouts ranged from 85.3% to 122.9% and 56.2% and 94.8% of salary in 2006 and 2007, respectively. For 2006, since the applicable Company performance goal targets were achieved at a 189.1% level, the bonus payout to the CEO equaled $2,337,662, or 198.6% of his salary under the 2006 Bonus Plan. For both 2007 and 2006, the CEO could have received a maximum bonus payout of 210% of salary, and each of the other named executive officers could have received a maximum bonus payout of 130% of salary. Additional explanation of the non-equity incentive plan compensation for each named executive officer appears above under the caption "Compensation Discussion and Analysis—Annual Incentive Compensation" and below in the footnotes to the Grants of Plan-Based Awards table.

For 2008, the Committee also provided Mr. Nicolin with the opportunity under the Special Bonus Plan to earn an annual incentive payment, in addition to and separate from any payment under the Bonus Plan. Additional explanation of the Special Bonus Plan appears above under the caption "Compensation Discussion and Analysis—Annual Incentive Compensation—Nicolin Special Bonus Plan."

All Other Compensation. The "All Other Compensation" column of the Summary Compensation Table reflects the following amounts for each named executive officer in 2008.

Name	Personal Use of Aircraft (1)	Other Perquisites and Personal Benefits (2)	401(k) Plan (3)	SERP Cash Account Credit (4)	Insurance Premiums (5)	Total
Mark D. Ketchum	$283,850	$ 21,197	$11,500	$217,000	$4,730	$538,277
J. Patrick Robinson	$ 24,992	$ 28,701	$18,400	$ 72,633	$3,367	$148,093
Magnus R. Nicolin	—	$554,400	$18,400	$ 46,550	$3,287	$622,637
Hartley D. Blaha	—	$ 29,692	$16,100	$ 39,524	$2,344	$ 87,660
William A. Burke III	—	$ 19,981	$18,400	$ 45,712	$2,771	$ 86,864
James J. Roberts	—	$ 17,959	$15,867	$ 88,240	$3,029	$125,095

(1) *Personal Use of Aircraft.* This column shows the estimated incremental cost to the Company in 2008 of providing personal use of Company-owned aircraft to Messrs. Ketchum and Robinson. The estimated cost of aircraft usage by the named executive officers is determined by multiplying flight hours by an average estimated hourly cost of operating the aircraft. The hourly cost is calculated at the beginning of each year by dividing total budgeted variable expenses, such as fuel, equipment repair, supplies, pilot lodging, meals and transportation, airport services and aircraft catering, by estimated flight hours for the year.

(2) *Other Perquisites and Personal Benefits.* The amounts in this column consist of (a) the incremental cost to the Company of providing personal use of a leased Company automobile to each named executive officer; (b) all amounts paid by the Company to or on behalf of Messrs. Ketchum, Robinson, Nicolin, Blaha and Roberts in respect of tax planning and return preparation services; (c) all amounts paid by the Company for physical examinations of each named executive officer, which are permitted pursuant to Company policy; and (d) all amounts paid by the Company for the reimbursement of club dues for Mr. Burke. With respect to Mr. Nicolin, amounts in this column include certain living expenses, tax restoration payments and other expenses borne by the Company in connection with his international assignment. The perquisites and personal benefits received by Mr. Nicolin in 2008 pursuant to these arrangements include: $127,206 for housing expenses in Paris, France; $116,000 for mortgage reimbursement payments related to his home in the U.S.; $163,447 in net tax equalization payments; and $117,184 in goods and services differential payments. Except for the mortgage reimbursement for his U.S. residence, Mr. Nicolin received these benefits and allowances under the Company's Long-Term Standard International Assignment Policy (the "International Assignment Policy"), which is applicable to all employees in similar circumstances and is designed to minimize any financial detriment or gain to the employee from an international assignment. Mr. Nicolin is not subject to a provision in the International Assignment Policy that places a cap of $160,000 annual base salary as the amount to be applied in the calculation of the goods & services differential allowance.

(3) *401(k) Plan.* This column shows the amount of all Company matching and retirement contributions made for 2008 under the Company's 401(k) Savings and Retirement Plan on behalf of each named executive officer.

(4) *SERP Cash Account Credit.* Each of the named executive officers is eligible to participate in the 2008 Deferred Compensation Plan and the SERP Cash Account. This column shows the annual employer credit for 2008 (exclusive of employee deferrals) which will be credited to each named executive officer's account under the 2008 Deferred Compensation Plan in 2009, which is referred to as a "SERP Cash Account", as described below under "Deferred Compensation Plans."

(5) *Insurance Premiums.* This column shows all amounts paid by the Company on behalf of each named executive officer in 2008 for (a) life insurance premiums: Mr. Ketchum, $3,026; Mr. Robinson, $1,663; Mr. Nicolin, $1,583; Mr. Blaha, $640; Mr. Burke, $1,067; and Mr. Roberts, $1,325 and (b) long-term disability insurance premiums of $1,704 for each named executive officer.

Compensation Arrangement with CEO

On February 13, 2006, with the approval of the independent members of its Board of Directors, the Company entered into a written compensation arrangement with Mr. Ketchum in connection with his appointment as the Company's President and CEO. The terms of this arrangement included the opportunity to participate in the Company's plans made available to executives generally, as well as the following:

- Participation in the SERP and SERP Cash Account. Mr. Ketchum is entitled to receive three years of credited service under the SERP and SERP Cash Account for each year of his first five years of completed service, and then one year of credited service for each year of completed service thereafter. The additional years of service credited to Mr. Ketchum will be forfeited in the event his employment terminates prior to completing five years of service. The foregoing additional years of service applies for both vesting and benefit amount purposes for the SERP and solely for vesting purposes for the SERP Cash Account, but does not take effect for vesting purposes under either plan until he has five years of actual service. See the table and related description below under the captions "Retirement Plans—SERP" and "Retirement Plans—Deferred Compensation Plans."

- A one-time grant on February 13, 2006 of a stock option under the 2003 Stock Plan to acquire 200,000 shares of Company stock, with an exercise price equal to the closing price of the Company stock on February 13, 2006 and vesting at a rate of 20% per year over five years. See the "Option Awards" column of the Summary Compensation Table, which includes the expense recognized by the Company in 2008, 2007 and 2006 associated with this award.

- A one-time award on February 13, 2006 of 50,000 restricted shares under the Company's 2003 Stock Plan, with a one-year cliff vesting period, which grant was approved by the Company's stockholders in connection with their approval of the amendment and restatement of the 2003 Stock Plan. See the "Stock Awards" column of the Summary Compensation Table, which includes the expense recognized by the Company in 2007 and 2006 associated with this award, and the related description under the caption "Summary Compensation Table—Stock Awards."

Mr. Ketchum had served as the interim President and CEO of the Company from October 16, 2005 until February 13, 2006. On November 5, 2005, with the approval of the independent members of its Board of Directors, the Company entered into a compensation arrangement with Mr. Ketchum in connection with his interim service. The terms of this arrangement included:

- A grant on November 9, 2005 of a stock option under the 2003 Stock Plan to acquire up to 75,000 shares of Company stock, with an exercise price equal to the closing price of the Company stock on November 9, 2005. If his employment with the Company had terminated for any reason (including in connection with the hiring of a new President and CEO) within one year of the grant date, he would have been required to forfeit a portion of the option based on the number of full and partial months in the one-year period during which Mr. Ketchum did not serve as President and CEO. The option is subject to a vesting schedule whereby 20% of the option vests on each anniversary of the grant date while he is employed or in continued service on the Board of Directors.

- An award of performance shares granted in 2006 under the 2003 Stock Plan, entitling him to receive up to 50,000 shares of unrestricted stock of the Company in 2007. The award was based upon attainment of the CEO performance goals set forth in the Bonus Plan for 2006 and/or upon attainment of the individual performance criteria established by the Board of Directors. See the "Stock Awards" column of the Summary Compensation Table, which includes the expense recognized by the Company in 2007 and 2006 associated with this award, and the related description under the caption "Summary Compensation Table—Stock Awards."

2008 Grants of Plan-Based Awards

This table sets forth information for each named executive officer with respect to (1) estimated possible payouts under non-equity incentive plan awards that could be earned for 2008, (2) stock awards made in 2008, and (3) stock options granted in 2008.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Stock Awards: Number Of Shares Of Stock Or Units (#)(5)	All Other Option Awards: Number Of Securities Underlying Options (#)(6)	Exercise Or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards (7)
		Threshold ($)(2)	Target ($)(3)	Maximum ($)(4)				
Mark D. Ketchum	2/13/2008				44,151			$1,029,601
	2/13/2008					594,080	$23.32	$2,388,202
	2/13/2008	—	$1,356,250	$2,712,500				
J. Patrick Robinson	2/13/2008				9,842			$ 229,515
	2/13/2008					90,000	$23.32	$ 361,800
	2/13/2008	—	$ 356,688	$ 713,375				
Magnus Nicolin	2/13/2008				8,738			$ 203,770
	2/13/2008					70,000	$23.32	$ 281,400
	12/12/2008				15,000			$ 189,750
	2/13/2008	—	$ 413,750	$ 827,500				
Hartley D. Blaha	2/13/2008				7,818			$ 182,316
	2/13/2008					70,000	$23.32	$ 281,400
	2/13/2008	—	$ 291,146	$ 582,292				
William A. Burke III	2/13/2008				18,278			$ 426,243
	2/13/2008					100,000	$23.32	$ 402,000
	12/12/2008				15,000			$ 189,750
	2/13/2008	—	$ 292,500	$ 585,000				
James J. Roberts	2/13/2008				14,717			$ 343,200
	2/13/2008					120,000	$23.32	$ 482,400
	2/13/2008	—	$ 520,000	$1,040,000				

(1) *Estimated Possible Payouts Under Non-Equity Incentive Plan Awards.* Potential payouts under the Bonus Plan were based on performance in 2008. Thus, the information in the "Target" and "Maximum" columns reflect the range of potential payouts when the performance goals were set in February 2008. As shown in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table, no amounts were actually paid under the Bonus Plan for 2008, and with respect to Mr. Nicolin only, no amounts were actually paid under the Special Bonus Plan for 2008.

(2) *Estimated Possible Payouts Under Non-Equity Incentive Plan Awards—Threshold.* Pursuant to the Bonus Plan and the Special Bonus Plan, performance at or below a specific percentage of a target goal will result in no payment with respect to that performance goal. For the performance goals applicable to the Bonus Plan and the Special Bonus Plan in 2008, none of these minimum performance levels were satisfied.

(3) *Estimated Possible Payouts Under Non-Equity Incentive Plan Awards—Target.* Pursuant to the Bonus Plan, for Mr. Ketchum, the amount shown in this column represents 105% of his salary for 2008, and for each other named executive officer, the amount shown in this column represents 65% of his salary for 2008. Pursuant to the Special Bonus Plan, for Mr. Nicolin, the amount shown in this column also includes $105,000 for 2008.

(4) *Estimated Possible Payouts Under Non-Equity Incentive Plan Awards—Maximum.* Pursuant to the Bonus Plan, for Mr. Ketchum, the amount shown in this column represents 210% of his salary for 2008, and for each other named executive officer, the amount shown in this column represents 130% of his salary for 2008. Pursuant to the Special Bonus Plan, for Mr. Nicolin, the amount shown in this column also includes $210,000 for 2008.

(5) *All Other Stock Awards: Number of Shares of Stock or Units.* This column shows the number of shares of restricted stock awarded to the named executive officers in 2008 under the LTIP, based on performance for 2007. With respect to Mr. Burke, the amount includes an additional grant of 10,000 shares of restricted stock in February 2008 in connection with his promotion to Group President, and with respect to Messrs. Nicolin and Burke, the amount includes a December 2008 retention grant of 15,000 restricted stock units.

(6) *All Other Option Awards: Number of Securities Underlying Options.* This column shows the number of shares that may be issued to the named executive officer on exercise of stock options granted in 2008.

(7) *Grant Date Fair Value of Stock and Option Awards.* This column shows the grant date fair value of awards of restricted stock, restricted stock units and stock options to the named executive officers, computed in accordance with FAS 123(R). See the Stock Based Compensation Footnote to the Consolidated Financial Statements included in the Company's 2008 Annual Report on Form 10-K for an explanation of the assumptions made by the Company in valuing these awards.

Outstanding Equity Awards at 2008 Fiscal Year-End

This table sets forth information for each named executive officer with respect to (1) each grant of options to purchase Company common stock that was made at any time, has not been exercised, and remained outstanding at December 31, 2008, and (2) each award of restricted stock and restricted stock units that was made at any time, has not vested, and remained outstanding at December 31, 2008.

	Option Awards(1)				Stock Awards	
Name	Number Of Securities Underlying Unexercised Options (#) Exercisable	Number Of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number Of Shares Or Units Of Stock That Have Not Vested (#)(2)	Market Value Of Shares Or Units Of Stock That Have Not Vested ($)(3)
Mark D. Ketchum(4)	6,000	4,000	$22.38	2/10/2015	108,399	$1,060,142
	2,400	1,600	$21.68	5/11/2015		
	45,000	30,000	$22.81	11/9/2015		
	80,000	120,000	$23.62	2/13/2016		
	80,000	320,000	$30.37	2/6/2017		
	0	594,080	$23.32	2/13/2018		
J. Patrick Robinson(5)	22,500	0	$24.67	5/7/2011	42,412	$ 414,789
	7,725	0	$24.00	5/9/2011		
	8,550	0	$26.30	5/16/2011		
	24,800	0	$35.34	5/9/2012		
	30,000	0	$29.34	5/8/2013		
	22,750	7,000	$22.98	5/13/2014		
	18,750	15,000	$22.38	2/10/2015		
	14,000	24,000	$23.99	2/8/2016		
	12,000	48,000	$30.37	2/6/2017		
	0	90,000	$23.32	2/13/2018		
Magnus R. Nicolin(6)	5,000	20,000	$30.37	2/6/2017	39,450	$ 385,821
	0	70,000	$23.32	2/13/2018		
Hartley D. Blaha(7)	150,000	0	$22.15	10/1/2013	33,115	$ 323,865
	24,000	6,000	$22.98	5/13/2014		
	21,000	14,000	$22.38	2/10/2015		
	14,000	21,000	$23.99	2/8/2016		
	8,000	32,000	$30.37	2/6/2017		
	0	70,000	$23.32	2/13/2018		
William A. Burke III(8)	36,600	0	$31.66	12/4/2012	56,678	$ 554,311
	15,000	0	$29.34	5/8/2013		
	24,000	6,000	$22.98	5/13/2014		
	12,000	8,000	$22.38	2/10/2015		
	10,000	15,000	$23.99	2/8/2016		
	4,000	16,000	$30.37	2/6/2017		
	0	100,000	$23.32	2/13/2018		
James J. Roberts(9)	67,900	0	$26.50	3/30/2011	60,569	$ 592,365
	21,240	0	$24.00	5/9/2011		
	31,800	0	$35.34	5/9/2012		
	37,500	0	$29.34	5/8/2013		
	84,700	0	$28.40	6/2/2013		
	20,000	10,000	$22.98	5/13/2014		
	10,000	20,000	$22.38	2/10/2015		
	20,000	30,000	$23.99	2/8/2016		
	12,000	48,000	$30.37	2/6/2017		
	0	120,000	$23.32	2/13/2018		

(1) *Option Awards.* Each option grant has a ten-year term and vests in equal annual installments of 20% commencing one year from the date of grant, with full vesting occurring on the fifth anniversary of the date of grant. Thus, the vesting date for each option award in this table can be calculated accordingly. Vesting may be accelerated and earlier exercise permitted as a result of death, disability, retirement or certain changes in control of the Company. All options were granted at market value on the date of grant, based on the closing market price of the common stock for such date as reported in *The Wall Street Journal*.

(2) *Number of Shares or Units of Stock That Have Not Vested.* Represents all restricted stock and restricted stock unit awards held by the named executive officer as of December 31, 2008. All restricted stock awarded to the named executive officers vests on the third anniversary of the date of grant. The restricted stock units awarded to Mr. Nicolin and Mr. Burke on December 12, 2008 vest 50% on the second anniversary of the date of grant and 50% on the third anniversary of the date of grant. Vesting may be accelerated as a result of death, disability or retirement or upon certain changes in control of the Company.

(3) *Market Value of Shares or Units of Stock That Have Not Vested.* Represents the number of shares of common stock covered by the restricted stock and restricted stock unit awards valued using $9.78 (the closing market price of the Company's common stock as reported in *The Wall Street Journal* for December 31, 2008).

(4) *Vesting Dates—Ketchum.* The vesting dates of the restricted stock awards are February 6, 2010 (64,248 shares) and February 13, 2011 (44,151 shares).

(5) *Vesting Dates—Robinson.* The vesting dates of the restricted stock awards are February 9, 2009 (18,783 shares), February 6, 2010 (13,787 shares), and February 13, 2011 (9,842 shares).

(6) *Vesting Dates—Nicolin.* The vesting dates of the restricted stock awards are August 15, 2009 (5,000 shares), February 6, 2010 (10,712 shares), and February 13, 2011 (8,738 shares). The vesting dates of the restricted stock units are December 12, 2010 (7,500 shares) and December 12, 2011 (7,500 shares).

(7) *Vesting Dates—Blaha.* The vesting dates of the restricted stock awards are February 9, 2009 (14,589 shares), February 6, 2010 (10,708 shares), and February 13, 2011 (7,818 shares).

(8) *Vesting Dates*—Burke. The vesting dates of the restricted stock awards are February 9, 2009 (13,495 shares), February 6, 2010 (9,905 shares), and February 13, 2011 (18,278 shares). The vesting dates of the restricted stock units are December 12, 2010 (7,500 shares) and December 12, 2011 (7,500 shares).

(9) *Vesting Dates—Roberts.* Mr. Roberts resigned as Executive Group President—Office Products, and Cleaning, Organization & Décor on December 17, 2008, and his employment with the Company ended on January 1, 2009. Pursuant to a Separation Agreement and General Release entered into on February 12, 2009, Mr. Roberts was permitted to exercise any vested options through March 31, 2009, and he was also permitted to vest in his February 2006 restricted stock grant of 26,443 shares, which vested on February 9, 2009. Mr. Roberts was required to forfeit, effective January 1, 2009, the remaining shares of restricted stock and all unvested stock options.

2008 Option Exercises and Stock Vested

This table sets forth information concerning (1) the exercise during 2008 of options to purchase shares of common stock by each named executive officer, (2) the dollar amount realized on exercise of the exercised options, (3) the acquisition of shares of common stock on vesting during 2008 of restricted stock awards, and (4) the value of those vested shares.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired On Vesting (#)	Value Realized On Vesting ($)
Mark D. Ketchum	—	—	2,000	$ 40,380(1)
J. Patrick Robinson	—	—	13,126	$296,648(2)
Magnus R. Nicolin	—	—	—	—
Hartley D. Blaha	—	—	11,171	$252,465(2)
William A. Burke III	—	—	9,774	$220,892(2)
James J. Roberts	—	—	20,247	$457,582(2)

(1) *Value Realized on Vesting-Ketchum.* Represents the number of shares of restricted stock which vested on May 12, 2008, valued using the closing market price of the Company's common stock as reported in *The Wall Street Journal* for May 12, 2008 ($20.19).

(2) *Value Realized on Vesting-Robinson, Blaha, Burke, Roberts.* Represents the number of shares of restricted stock which vested on February 11, 2008, valued using the closing market price of the Company's common stock as reported in *The Wall Street Journal* for February 11, 2008 ($22.60).

Retirement Plans

The Company provides its eligible executives with retirement benefits using a combination of the Company's Pension Plan, 401(k) Savings and Retirement Plan, Supplemental Executive Retirement Plan ("SERP") and Deferred Compensation Plans.

2008 Pension Benefits

The Company provides defined benefit pension benefits under the SERP and the Pension Plan. This table shows (1) the years of credited service for benefit purposes currently credited to each named executive officer under the SERP and Pension Plan as of December 31, 2008 and (2) the current present value of the accumulated benefits payable under the SERP and Pension Plan to each named executive officer as of December 31, 2008 (if commencing at age 65).

Name	Plan Name	Number of Years Credited Service(1)	Present Value of Accumulated Benefit ($)(2)	Payments During Last Fiscal Year ($)
Mark D. Ketchum	SERP	9 years, 7.5 months	$3,469,125	—
J. Patrick Robinson	SERP	7 years, 7 months	$ 521,158	—
	Pension Plan	3 years, 7 months	$ 65,453	—
Magnus R. Nicolin	SERP	2 years, 5 months	$ 0	—
Hartley D. Blaha	SERP	5 years, 3 months	$ 109,475	—
William A. Burke III	SERP	6 years, 1 month	$ 130,380	—
	Pension Plan	2 years, 1 month	$ 28,830	—
James J. Roberts	SERP	7 years, 9 months	$ 629,551	—
	Pension Plan	3 years, 9 months	$ 56,123	—

(1) *Years of Credited Service.* The years of credited service for benefit purposes shown in this column for the SERP are calculated as of December 31, 2008, the measurement date used for reporting purposes in the Company's 2008 Form 10-K. The years of credited service for benefit purposes for the Pension Plan are through December 31, 2004, the effective date for which the Pension Plan discontinued future benefit accruals. The years of credited service shown in the table for Mr. Ketchum are three times his 38.5 months of actual years of completed service as of December 31, 2008. As part of his compensation arrangement with the Company, Mr. Ketchum is entitled to receive three years of credited service under the SERP for each year of his first five years of completed service, and then one year of credited service for each year of completed service thereafter. The additional years of credited service will be forfeited if Mr. Ketchum's employment terminates prior to the completion of five years of service. The present value of Mr. Ketchum's accumulated benefit based on his actual years of completed service (38.5 months) is $654,420.

(2) *Present Value of Accumulated Benefit.* The present value of accumulated benefits shown in this column are calculated as of December 31, 2008, the measurement date used for reporting purposes in the Company's 2008 Form 10-K. Assumptions used in determining these amounts include a 6.25% discount rate and the RP-2000 projected to 2008 Combined Healthy Mortality Table, consistent with assumptions used for reporting purposes in the Company's 2008 Form 10-K of the present value of accumulated benefits under the SERP and Pension Plan, except without reduction for mortality risk before age 65. See Footnote 12 to the Consolidated Financial Statements contained in the Company's 2008 Annual Report on Form 10-K for information regarding the assumptions made by the Company for reporting purposes in the Company's 2008 Form 10-K. Present values for the SERP reflect an offset for the Pension Plan benefit which the named executive officer would receive if the Company had not frozen enrollment and benefit accruals under the Pension Plan effective December 31, 2004.

SERP

The SERP is intended to offer competitive benefits to attract and retain executive talent and covers executives who were participants prior to January 1, 2007. All named executive officers participate in the SERP.

The material terms and conditions of the SERP as they pertain to the named executive officers include the following:

Eligibility. An executive generally is eligible to participate in the SERP if he is an officer of the Company or a participating affiliate with a title of Vice President or President or above, which includes all of the named executive officers.

Gross Benefit Formula. The SERP calculates a gross retirement benefit prior to applying certain benefit offsets. The gross SERP benefit formula is as follows:

- For participants with a title of President or above on December 31, 2003 (which includes Messrs. Robinson, Blaha, Burke and Roberts): a monthly benefit equal to 1/12 of 67% of average compensation for the five consecutive years in which it was highest, reduced proportionately if years of credited service are less than 25.
- For participants who are hired with or promoted to a title of President or above after December 31, 2003 (which includes Messrs. Ketchum and Nicolin): a monthly benefit equal to 1/12 of 50% of average compensation for the five consecutive years in which it was highest, reduced proportionately if years of credited service are less than 25.

Compensation. Compensation for purposes of the gross SERP benefit formula includes base salary and cash bonus, unreduced for amounts deferred pursuant to the Company's 401(k) Savings and Retirement Plan, Deferred Compensation Plans and the Flexible Benefits Plan. For an executive employed before January 1, 2006 (namely, Messrs. Ketchum, Robinson, Blaha, Burke and Roberts), the amount of bonus compensation for 2006 and subsequent years included in the calculation of a participant's SERP benefit is adjusted to equal the amount that would have been received by the executive under the Bonus Plan in effect for 2005, prior to the revision of such percentages for 2006, rather than actual bonus payouts, subject to certain limits. For an executive employed on or after January 1, 2006 (namely, Mr. Nicolin), the amount of bonus compensation is the executive's actual paid bonus amount. In any event, salary and bonuses exclude restricted stock awards that were made in 2005 and 2006 under the LTIP in connection with the reduction of a participant's target bonus opportunity.

Social Security and Pension Benefit Offsets. The gross SERP benefit of each named executive officer is reduced by his monthly primary Social Security benefit and Pension Plan benefit at age 65. The offset for the Pension Plan benefit is based on his marital status (i.e., a joint and 50% survivor annuity if married and a single life annuity if not married), includes the benefit the named executive officer would receive if the Company had not frozen new enrollment and benefit accruals under the Pension Plan effective December 31, 2004 and is applied without regard to his vested status in any actual Pension Plan benefit.

SERP Present Value, Cash Account Offset. The executive's gross SERP benefit, as reduced by his foregoing Social Security and Pension Plan benefit amounts, is converted to a lump sum present value amount as of the January 1st after the year of the executive's termination of employment. The actuarial assumptions for this purpose are the interest rate and mortality assumptions used by the Company for financial reporting purposes for the year of the executive's termination of employment (as described in footnote (2) to the 2008 Pension Benefits table), except using a unisex mortality table and without reduction for mortality risk before age 65. The lump sum amount is then reduced (to not less than zero) by the participant's SERP Cash Account under the 2008 Deferred Compensation Plan as of the January 1st after the year of the executive's termination of employment (which includes the full balance of the SERP Cash Account, including any contribution to the SERP Cash Account for the year of termination of employment), applied without regard to the vested percentage of his SERP Cash Account. For a detailed explanation of the SERP Cash Account benefit under the 2008 Deferred Compensation Plan, see the discussion below under the caption "Deferred Compensation Plans."

Benefit Entitlement. A participant becomes vested in his SERP benefit as follows: (1) upon employment on or after age 60, (2) upon involuntary termination with 15 years of credited service, (3) upon death during employment, (4) upon 15 years of credited service, if employed on the date of any sale of his affiliate or division of the Company, (5) if the sum of the participant's whole and fractional years of age and service is 75 or more and the participant is at least 55 with five years of service, is not terminated for cause and enters into certain restrictive covenants with the Company or (6) upon a change in control of the Company, as defined in the Newell Rubbermaid Inc. 2003 Stock Plan. No named executive officer is vested under the SERP as of December 31, 2008.

Time and Form of Benefit Payment. An executive will receive his SERP benefit at the same time and in the same form as payment of his SERP Cash Account under the 2008 Deferred Compensation Plan (i.e., a lump sum or in annual installments not to exceed ten years). The payment or commencement of the SERP benefit will be made in the year after the year of the executive's termination of employment, but not sooner than six months after the date of such termination.

Forfeiture Events. A participant will forfeit the SERP benefit if his employment is terminated due to fraud, misappropriation, theft, embezzlement or intentional breach of fiduciary duty, he competes with the Company in the areas that it serves, he makes an unauthorized disclosure of trade or business secrets or privileged information, he is convicted of a felony connected with his employment or he makes a material misrepresentation in any document he provides to or for the Company.

Assumptions. The assumptions used in calculating the present value of the accumulated benefit under the SERP are set forth in footnote (2) to the 2008 Pension Benefits table above.

Additional Service. The Company does not generally grant extra years of credited service under the SERP but makes this determination on an individual basis. The additional credited service which Mr. Ketchum can earn (as described in footnote (1) to the 2008 Pension Benefits table above) for benefit amount purposes is intended to provide him with a meaningful SERP benefit, which he would not otherwise be able to earn given his age and employment date.

Pension Plan

The Pension Plan is a tax-qualified pension plan covering all eligible employees of the Company. The Pension Plan was amended to cease future benefit accruals for non-union employees, including the named executive officers, beginning January 1, 2005, so no non-union employees earn additional benefits under the Pension Plan after December 31, 2004. The material terms and conditions of the Pension Plan as they pertain to the named executive officers include the following:

Eligibility. Named executive officers who were not participants as of December 31, 2004 do not participate in the Pension Plan. Because they were not participants as of that date, Messrs. Ketchum, Blaha and Nicolin do not participate in the Pension Plan. The other named executive officers are participants in the Pension Plan, namely Messrs. Robinson, Burke and Roberts.

Benefit Formula. For service years from 1982 through 1988, benefits accrued at the rate of 1.1% of compensation not in excess of $25,000 for each year plus 2.3% of compensation in excess of $25,000. For service years from and after 1989, benefits accrued at the rate of 1.37% of compensation not in excess of $25,000 for each year plus 1.85% of compensation in excess of $25,000. No more than 30 years of service are taken into account in determining benefits. Compensation includes regular or straight-time salary or wages (unreduced for amounts deferred pursuant to the 401(k) Savings and Retirement Plan or the Flexible Benefits Plan), the first $3,000 in bonuses and 100% of commissions (up to applicable Internal Revenue Code limits).

Benefit Entitlement. A participant becomes vested in the retirement benefit after completing five years of service.

Retirement. A participant is eligible for a normal retirement benefit based on the benefit formula described above if his or her employment terminates at or after age 65. A participant is eligible for an early retirement benefit if his or her employment terminates at or after age 60 and he or she has completed 15 years of vesting service. The early retirement benefit is equal to the normal retirement benefit described above, reduced by 0.5% for each month the benefit commences before age 65. A participant who is not eligible for a normal or early retirement benefit but has completed five years of vesting service is eligible for a deferred retirement benefit, following termination of employment, beginning at age 65 (or age 60 if the participant terminated employment with at least 15 years of vesting service, subject to a reduction of 0.5% for each month the payments begin before age 65). No named executive officer is currently eligible for a normal or early retirement benefit under the Pension Plan. Messrs. Robinson, Burke and Roberts are currently eligible for a deferred vested retirement benefit.

Form of Benefit Payment. The benefit formula calculates the amount of benefit payable in the form of a monthly life annuity, which is the normal form of benefit for an unmarried participant. The normal form of benefit for a married participant is a joint and 50% survivor annuity, which provides a reduced monthly amount for the participant's life with the surviving spouse receiving 50% of the reduced monthly amount for life. The participant, with spousal consent, can waive the normal form and elect to have benefits paid in various annuity forms, each of which is the actuarial equivalent of the straight life annuity forms.

Frozen Benefits. Non-union participants do not earn any additional pension benefits after December 31, 2004. Their Pension Plan benefits are calculated using compensation and service as of December 31, 2004 and are paid in accordance with the Pension Plan. Participants continue to earn years of service after December 31, 2004 for vesting and early retirement eligibility.

Assumptions. The assumptions used in calculating the present value of accumulated benefits under the Pension Plan are set forth in footnote (2) to the 2008 Pension Benefits table above.

Additional Service. The Company does not grant extra years of credited service under the Pension Plan.

Newell Rubbermaid 401(k) Savings and Retirement Plan

In order to make up in part the Pension Plan benefits that stopped accruing as of December 31, 2004, the Company amended its 401(k) Savings and Retirement Plan to provide retirement contributions for eligible non-union participants beginning in 2005. The material terms and conditions of the retirement contributions to the 401(k) Savings and Retirement Plan as they pertain to the named executive officers include the following:

The Company makes retirement contributions to a participant's account each year in accordance with the following schedule:

Age + Completed Years of Service	% of Covered Pay
Less than 40	2%
40-49	3%
50-59	4%
60 or more	5%

The retirement contributions are subject to a three-year cliff vesting schedule, which includes credit for years of service earned prior to 2005 and begins on the participant's date of hire. The retirement contributions made for each named executive officer are reflected in the "All Other Compensation" column of the Summary Compensation Table. All named executive officers, except Mr. Nicolin, are fully vested in the retirement contributions as of December 31, 2008.

2008 Nonqualified Deferred Compensation

This table shows the contributions made by each named executive officer and the Company in 2008, the earnings accrued on the named executive officer's account balances in 2008 and the account balances at December 31, 2008 under the 2002 and 2008 Deferred Compensation Plans.

Name	Name of Plan	Executive Contributions in Last FY ($)(1)	Company Contributions in Last FY ($)(2)	Aggregate Earnings (Loss) in Last FY ($)(3)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)(4)
Mark D. Ketchum	2002 Plan	—	—	—	—	—
	2008 Plan	—	$217,000	$(1,152,210)	—	$2,611,770
J. Patrick Robinson	2002 Plan	—	—	$ (27,955)	—	$ 329,221
	2008 Plan	—	$ 72,633	$ (43,845)	—	$ 377,480
Magnus R. Nicolin	2002 Plan	—	—	—	—	—
	2008 Plan	—	$ 46,550	$ (13,266)	—	$ 82,035
Hartley D. Blaha	2002 Plan	—	—	—	—	—
	2008 Plan	—	$ 39,524	$ (34,108)	—	$ 150,014
William A. Burke III	2002 Plan	—	—	—	—	—
	2008 Plan	—	$ 45,712	$ (56,540)	—	$ 132,867
James J. Roberts	2002 Plan	—	—	—	—	—
	2008 Plan	—	$ 88,240	$ (201,788)	—	$ 563,638

(1) *Executive Contributions in Last FY.* None of the named executive officers contributed to the 2008 Deferred Compensation Plan in 2008.

(2) Company Contributions in Last FY. The amount of Company contributions reported in this column for each named executive officer is included in the "All Other Compensation" column of the 2008 Summary Compensation Table as SERP Cash Account credits.

(3) *Aggregate Earnings (Loss) in Last FY.* The investment earnings/loss for 2008 reported in this column for each named executive officer are not included in the Summary Compensation Table.

(4) *Aggregate Balance at Last FYE.* The aggregate balance as of December 31, 2008 reported in this column for each named executive officer reflects amounts that were previously reported as compensation on the Summary Compensation Table for the 2006 and 2007 fiscal years, including (a) the employee contribution of $2,303,766 made by Mr. Ketchum in 2007 that related to the bonus he earned in 2006, as reported in the Non-Equity Incentive Compensation Column of the 2006 Summary Compensation Table and (b) SERP Cash Account credits of $287,875, $112,688, $150,509 and $37,328 made on behalf of Messrs. Ketchum, Robinson, Roberts and Blaha, respectively and reported in the All Other Compensation Column of the 2006 and 2007 Summary Compensation Tables.

Deferred Compensation Plans

The Company maintains the 2002 Deferred Compensation Plan (the "2002 Plan") and the 2008 Deferred Compensation Plan (the "2008 Plan"). The 2008 Plan, which was adopted effective as of January 1, 2008, succeeded the 2002 Plan with respect to all SERP Cash Accounts held under the 2002 Plan and executive deferrals (and earnings thereon) made under the 2002 Plan on and after January 1, 2005. The 2002 Plan will continue to govern the distribution of deferrals that were made prior to January 1, 2005, but no additional amounts (other than earnings on prior deferrals) will be credited under the 2002 Plan.

2008 Plan

The material terms and conditions of the 2008 Plan as they pertain to the named executive officers for 2008 are as follows:

Eligibility. Employees designated by the Company's Benefit Plans Administrative Committee are eligible to participate. All of the named executive officers are eligible to participate.

Participant Contributions. For each calendar year, a participant can elect to defer up to 50% of his base salary and up to 100% of any cash bonus paid for the calendar year to the 2008 Plan. The deferred amounts are credited to an account established for the participant.

SERP Cash Account Feature. Each participant who also participates in the SERP, and each participant who is hired with or promoted to a title of Vice President or above after December 31, 2003, has a SERP Cash Account under the 2008 Plan. This includes each named executive officer. Each named executive officer who was a participant in the SERP on December 31, 2003 had the lump sum present value of his SERP benefit as of that date credited to his SERP Cash Account. In addition, the Board has approved annual contribution credits to the SERP Cash Accounts as follows:

Age + Completed Years of Service	% of Compensation
Less than 40	3%
40-49	4%
50-59	5%
60 or more	6%

Additional Contributions. The Company may make additional matching and retirement contributions for participants whose Company matching and retirement savings contributions to the Company's 401(k) Savings and Retirement Plan are reduced due to their deferring compensation under the 2008 Plan.

Compensation. Compensation for purposes of the SERP Cash Account for the named executive officers includes base salary and cash bonus, unreduced for amounts deferred pursuant to the Company's 401(k) Savings and Retirement Plan, the 2008 Plan and the Flexible Benefits Plan. The amount of bonus included in the calculation of a participant's SERP Cash Account contributions is adjusted using a methodology based on the amount that would have been received by the executive under the Bonus Plan in effect for 2005, prior to the revision of such percentages for 2006, rather than actual bonus payouts, subject to certain limits.

Vesting. A participant is fully vested in the portion of his account attributable to his own deferrals of salary and bonus. The SERP Cash Account portion vests over a 10-year period beginning at six years of credited service, at a rate equal to 10% per year with the participant becoming 100% vested after 15 years of credited service. In addition, a participant will become fully vested in his SERP Cash Account portion if he remains employed until the earliest of age 60, death or disability.

Further, a participant will become fully vested in the SERP Cash Account (1) if the sum of the participant's whole and fractional years of age and service is 75 or more and the participant is at least 55 with five years of service, is not terminated for cause and enters into certain restrictive covenants with the Company or (2) upon a change in control of the Company, as defined in the 2003 Stock Plan.

Participants are fully vested in any matching contributions under the 2008 Plan. Participants will vest in the retirement savings credit after attaining three years of credited service. Participants become fully vested in the retirement savings credit upon their death, disability or upon attaining age 65.

As of December 31, 2008, Messrs. Ketchum, Nicolin and Blaha are 0% vested in their SERP Cash Account balances, while Mr. Burke is 10% vested and Messrs. Robinson and Roberts are 20% vested in their SERP Cash Account balances.

Investments. Each participant's account is credited with earnings and losses based on investment alternatives made available in the 2008 Plan and selected by the participant from time to time. The investment options currently offered under the Plan consist of mutual funds including stable value, total return and growth-oriented funds. The 2008 Plan does not currently provide for Company stock or fixed return investments. Participants may change investment elections daily.

Plan Funding. Upon a change in control of the Company (as defined), the Company will establish a grantor trust and contribute to the trust an amount equal to the aggregate account balances.

Distributions. At the time a participant makes a deferral election, he must elect whether such amount is to be paid in a lump sum or in annual installments of not more than 10 years (five years in the case of in-service distributions). Notwithstanding the participant's payment election, his account will be paid out in a lump sum upon his termination of employment prior to attaining age 55. Upon a participant's termination of employment, his benefits will be paid or commence to be paid in January of the following year (or July of the next following year if termination occurs during the last six months of the prior year). A participant also may elect, at the time of his initial deferral election, to have his deferrals paid in January of any year during his employment, provided that the payment date is at least two years after the year for which the election is effective and amounts subject to such payment election will become payable upon the participant's termination of employment. Upon a participant's death, his deferrals and Company contributions will be paid to his beneficiaries in accordance with the payment schedule that has already commenced, and with respect to those amounts which had not previously commenced to be paid, in accordance with the participant's payment election applicable to amounts payable on a termination of employment.

Upon a participant's termination of employment within two years following a change in control of the Company (for Internal Revenue Code Section 409A purposes), the participant's entire undistributed account under the 2008 Plan will be paid in a lump sum on the first business day of the seventh month following the participant's termination of employment.

A participant may also request at any time a distribution from his account of an amount necessary to satisfy an unforeseeable emergency.

2002 Plan

Effective January 1, 2008, the 2002 Plan was frozen with respect to future contributions. All amounts that were earned and vested under the 2002 Plan as of December 31, 2004 (other than amounts credited to the SERP Cash Account) continue to be governed by the terms of the 2002 Plan. Mr. Robinson is the only named executive officer who is a participant in the 2002 Plan. In general, the terms of the 2002 Plan with respect to investments and plan funding are the same as the 2008 Plan (described above).

Amounts deferred under the 2002 Plan may be paid:

- in a lump sum or in annual installments (not to exceed 10 years) commencing in January of any year that follows the participant's termination of employment, but not later than the January following the year the participant attains age 65; provided that if a participant's employment terminates prior to age 60 and such termination is voluntary, or involuntary due to cause, the participant's account will be distributed as soon as practicable.

- in a lump sum or in annual installments (not to exceed 5 years) commencing in January of any year during the participant's employment; provided that if the participant's employment terminates voluntarily, or involuntarily due to cause, all scheduled in-service payments will be made as soon as practicable after such termination.
- in an immediate lump sum at the election of the participant, subject to the requirement that the participant forfeit 10% of his or her account.
- upon the participant's death or disability, in the accordance with the payment schedule that has already commenced or, if payment of the participant's account has not commenced at the time of such death or disability, in accordance with the payment schedule elected by the participant.
- in a lump-sum upon a change in control of the Company, provided that if the election to receive any portion of the account on a change in control is made within one year of the change in control, the amount distributed to the participant will be reduced by 5%.

Potential Payments Upon Termination or Change in Control of the Company

The Company provides certain benefits to eligible employees upon certain types of termination of employment, including termination of employment following a change in control of the Company. These benefits are in addition to the benefits to which the employees would be entitled upon a termination of employment generally (i.e., vested retirement benefits accrued as of the date of termination, stock options, restricted stock and other stock-based compensation otherwise vested as of the date of termination and the right to elect continued health coverage pursuant to COBRA). Certain of the Company's benefit plans also provide benefits to participants upon a change in control of the Company, regardless of whether a termination of employment also occurs.

The protections afforded by these various arrangements are a valuable incentive for attracting and retaining management talent. They are particularly important because the Company does not have employment agreements with management. In addition, in the event of an extraordinary corporate transaction, the benefits under the Employment Security Agreements and severance plans could prove crucial to the Company's ability to retain management through the transaction process, and represent fair and appropriate consideration for the restrictive covenants that restrict them from competing with the Company and soliciting Company employees after termination. The benefits provided under the arrangements were determined to be market at the time they were adopted.

These incremental benefits as they pertain to the named executive officers are described below.

Termination of Employment Following a Change in Control

Employment Security Agreements

The Company has Employment Security Agreements ("ESAs") with all executive officers, including the named executive officers, as well as certain other key employees, that provide benefits upon certain terminations of employment following a change in control of the Company. In 2008, the Company adopted a new form of ESA and all executives and key employees who were parties to an ESA under the prior form, except for Mr. Roberts, entered into ESAs using the new form, which supersede the prior ESAs. The material changes from the prior form of ESA include (1) the elimination of benefits upon an individual's voluntary termination of employment for any reason during the 13th month following a change in control; (2) the payment of a pro rata bonus as a severance benefit; and (3) an increase in the lump sum severance payment to the CEO from two times salary and bonus to three times salary and bonus.

The ESAs with named executive officers provide for benefits upon the following types of employment termination:

- an involuntary termination of the executive's employment by the Company without "good cause" that occurs within 24 months after a change in control of the Company; or

- a voluntary termination of employment for "good reason" that occurs within 24 months after a change in control of the Company.

For purposes of the ESAs:

"Change in Control" means (1) a person's acquisition of 25% or more of the voting power of the Company's outstanding securities; (2) a merger, consolidation or similar transaction, unless following such transaction, more than 50% of the voting power of the outstanding securities of the surviving entity is owned, in the same proportion, by substantially the persons who owned the Company's outstanding voting securities immediately prior to the transaction; (3) a sale of all or substantially all of the Company's assets, unless following such transaction, more than 50% of the voting power of the outstanding securities of the surviving entity is owned, in the same proportion, by substantially the persons who owned the Company's outstanding voting securities immediately prior to the transaction; or (4) during any period of two consecutive years or less, the incumbent directors cease to constitute a majority of the Board.

"Good cause" exists if the executive engages in misconduct in the performance of his duties that causes material harm to the Company or the executive is convicted of a criminal violation involving fraud or dishonesty.

"Good reason" exists if (1) there is a material change in the nature or the scope of the executive's authority or duties; (2) the executive is required to report to an officer with a materially lesser position or title than the officer to whom the executive reported on the date of the change in control, or in the case of the CEO, he is required to report to other than the entire Board; (3) there is a material reduction in the executive's rate of base salary; (4) the Company changes by 50 miles or more the principal location in which the executive is required to perform services; (5) the Company terminates or materially amends, or terminates or materially restricts the executive's participation in, any incentive plan or retirement plan so that he is not provided with a level of benefits at least equal to those provided in the aggregate by such plans prior to such termination or amendment; or (6) the Company materially breaches the provisions of the ESA. An executive's termination will not be for good reason unless he first gives the Company 30 days notice, the Company fails to cure the situation within 30 days and the executive then terminates employment within 90 days of the initial event or occurrence constituting good reason.

The benefits provided upon such a termination of employment include the following (which are quantified on the table that follows this discussion):

- A lump sum severance payment will be made within 30 days of the termination of employment, equal to the sum of (1) two times (three times in the case of Mr. Ketchum) the executive's annual base salary, determined as of the date of the change in control or, if higher, the date of employment termination, (2) two times (three times in the case of Mr. Ketchum) the executive's bonus, calculated by multiplying his base salary by his applicable payout percentage based on his job position held on the date of the change in control or, if higher, the date of employment termination, and assuming the attainment of performance goals at the 100% level, and (3) a pro rata portion of one times the bonus amount determined in (2) based on the portion of the calendar year ending on the date of the executive's termination of employment.
- All benefits under the SERP and Deferred Compensation Plans will become fully vested. In addition, the executive will be paid a lump sum amount, within 30 days of the termination of employment, equal to the sum of (1) the additional benefits that would have accrued under the SERP had he received service credit for the 24-month severance period; (2) the Company contributions that would have been made under the Company's 401(k) Savings and Retirement Plan and 2008 Deferred Compensation Plan during the severance period, with such contributions based on years of age and service that includes the severance period and the executive's deferral election in effect as of the employment termination date; and (3) the unvested portion of the executive's benefits under the 401(k) Savings and Retirement Plan as of the date of employment termination.

- All Company stock options held by the executive will become immediately exercisable and remain exercisable until the earlier of three years thereafter or the remaining term of the options, all restrictions on Company restricted securities held by the executive will lapse, and all performance goals on Company performance-based awards to the executive will be deemed satisfied at the highest level.
- The executive and his spouse and eligible dependents will continue to be covered by all welfare plans of the Company during the 24-month severance period, or if earlier, until the executive is eligible for coverage under similar plans from a new employer (COBRA will be available at the end of the severance period).
- The Company will continue to reimburse the executive for automobile expenses during the severance period or, if earlier, until he receives such reimbursement from a new employer.
- The executive will be eligible for six months of outplacement services.
- The Company will provide a gross-up payment to the executive to cover any excise and related income tax liability arising under Section 280G of the Internal Revenue Code as a result of any payment or benefit arising under the ESA. (The Company has determined that within the third quarter of 2009, it will adopt a policy that any newly executed ESAs will no longer provide any tax gross-up payments.)
- If the executive dies during the severance period, all amounts payable during the remainder of the severance period will be paid to his surviving spouse or beneficiary, and the spouse and eligible dependents will continue to be covered under all applicable Company welfare plans.
- The Company will pay any out-of-pocket expenses, including attorney's fees, incurred by the executive in connection with enforcing or determining the validity of the ESA.

The ESAs contain restrictive covenants that prohibit the executive from (1) associating with a business that is competitive with any line of business of the Company for which the executive provided services, without the Company's consent and (2) soliciting the Company's agents and employees. These restrictive covenants remain in effect during the 24-month severance period.

The only provisions regarding waiver of breach of the ESAs provides that a party's waiver of the other party's breach of any provision of the ESA will not be considered a waiver of any of the other provisions of the ESA.

Termination of Employment—No Change in Control

The Company provides benefits to eligible employees upon certain terminations of employment that need not occur in the context of a change in control. These benefits are provided under the Company's severance plans, 2003 Stock Plan, SERP and Deferred Compensation Plans.

Company Severance Plans

The Company has severance plans that provide benefits to non-union employees who are involuntarily terminated without cause due to a lay-off, reduction in force, reorganization or similar reason. As of December 31, 2008, these plans as they pertain to the named executive officers provide the following benefits following a qualifying termination of employment: (1) continued salary for 52 to 104 weeks, in each case as determined by the Company in its sole discretion, less any amounts paid from any state unemployment program; and (2) continued health coverage pursuant to COBRA, with the named executive officer paying active employee premium rates for the duration of the severance period. Severance benefits are not paid if (A) the named executive officer receives severance pursuant to an ESA or a separately negotiated severance agreement or (B) the named executive officer declines an offer to remain with the Company or an affiliate, unless the offer requires him to relocate more than 50 miles, involves more than a 15% reduction in total cash compensation opportunities or is not for a comparable position. If the named executive officer obtains new employment prior to the end of the severance period, he will be entitled to only 50% of the severance benefits that would have been paid for the remainder of the severance period. Benefits are contingent upon the named executive officer's execution of a release of claims against the Company.

The Company's severance plans were amended effective January 1, 2009. The terms of these revised plans are described above under the caption "Compensation Discussion and Analysis—Severance Plans."

2003 Stock Plan

Options: For all named executive officers other than Mr. Ketchum, (1) if the individual's employment terminates for any reason other than death, disability or retirement, all of his options expire on, and cannot be exercised after, the date of his termination, (2) if the individual's employment terminates due to death or disability, all outstanding options fully vest and continue to be exercisable for one year following his termination (or the expiration of the term of the option, if earlier), and (3) if the individual's employment terminates due to retirement, all outstanding options fully vest and continue to be exercisable as follows: (A) in the case of options granted before 2008, until the earlier of one year following termination or the expiration of the term of the option, and (B) in the case of options granted in 2008 and later, for the period of time set forth below:

• Age 60 or sum of age and years of service is 70 or more:	Expiration of option term
• Sum of age and years of service is 65 – 69:	Earlier of 5 years following termination or expiration of option term
• Sum of age and years of service is 60 – 64:	Earlier of 1 year following termination or expiration of option term

In the case of Mr. Ketchum, with respect to options granted beginning in 2006, if his employment terminates for any reason other than death or disability or retirement, and at the same time his service on the Board of Directors terminates, all of his options expire on, and cannot be exercised after, the date of his termination. If Mr. Ketchum's employment terminates for any reason other than death or disability or retirement, and his service on the Board continues, then the outstanding portion of all of his options will remain outstanding, will continue to vest and may be exercised in accordance with their original terms for so long as Mr. Ketchum remains a member of the Board. If Mr. Ketchum's employment terminates due to death or disability or retirement, all of his outstanding options fully vest and continue to be exercisable for one year following his termination (or the expiration of the option term, if earlier) or, if he continues to serve on the Board, for such longer period as he remains a director (or the expiration of the option term, if earlier). The treatment of Mr. Ketchum's options upon a subsequent termination of service on the Board would depend on whether the termination results from death, disability, retirement or other reason. Mr. Ketchum's options awarded to him prior to 2006 contain the vesting and exercise provisions discussed above with respect to termination of employment due to death or disability, but not for retirement.

Beginning with options awarded to Mr. Ketchum in 2008, if his employment terminates due to retirement, all of his outstanding options fully vest and continue to be exercisable as described in the table above, or if he continues to serve on the Board, for such longer period as he remains a director (or the expiration of the option term, if earlier).

Restricted Stock/Restricted Stock Units: If the named executive officer's employment terminates for any reason other than death, disability or retirement, his restricted stock and restricted stock units that have not yet vested are forfeited. If the named executive officer's employment terminates due to death or disability, all restrictions lapse, and all shares and units fully vest, on the date of his termination. If the named executive officer's employment terminates due to retirement, (1) restricted stock granted before 2008 that has not yet vested is forfeited, (2) all the restrictions on restricted stock granted in 2008 lapse and such shares become fully vested and (3) the restrictions on restricted stock units lapse and such units become vested according to the following table:

• Age 65 or sum of age and years of service is 75 or more:	100% of pro rata award vests
• Sum of age and years of service is 70 – 74:	75% of pro rata award vests
• Sum of age and years of service is 65 – 69:	50% of pro rata award vests
• Sum of age and years of service is 60 – 64:	25% of pro rata award vests

(The pro rata award is determined by dividing the months of employment during the three-year vesting period by 36.)

For these purposes:

"Disability" means (as determined by the Committee in its sole discretion) the inability of the named executive officer to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which is expected to result in death or disability or which has lasted or can be expected to last for a continuous period of not less than 12 months.

"Retirement" means the named executive officer's termination from employment with the Company and all affiliates without cause (as determined by the Committee in its sole discretion) and (i) when he is 65 or older, with respect to options granted before 2008 and restricted stock granted in 2008, and (ii) when the named executive officer has completed five years of service and either is 65, or has attained the age of 55 plus the sum of his whole and fractional years of age and service is 60 or more, with respect to options and restricted stock units granted in 2008 and later.

SERP/Deferred Compensation Plans

The vesting provisions that apply to a named executive officer's SERP benefit and SERP Cash Account under the 2008 Deferred Compensation Plan can depend on the circumstances under which his employment terminates. See the discussion under the caption "Retirement Plans."

SERP: Assuming a termination of employment on December 31, 2008 for other than death, no executive officer would be entitled to a SERP benefit. However, upon a termination of employment on December 31, 2008 due to death, each named executive officer would be entitled to a special preretirement death benefit, in lieu of any retirement benefit under the SERP.

Deferred Compensation Plans: Assuming a termination of employment on December 31, 2008 due to death or disability, each named executive officer would be entitled to the entire balance of his Plan accounts as reported in the "Aggregate Balance at Last FYE" column of the Nonqualified Deferred Compensation table, which includes the unvested and vested portions of the Plan accounts.

Change in Control

2003 Stock Plan

Enhanced benefits are available under the 2003 Stock Plan upon a change in control of the Company for employees who hold outstanding awards on such date. Upon a change in control of the Company, (1) all options become fully vested and continue to be exercisable by their terms, (2) all restrictions on restricted securities lapse and such securities are fully vested, and (3) all performance goals applicable to any award are deemed met at the highest level. These benefits do not require any termination of employment.

The tables set forth below quantify the additional benefits as described above that would be payable to each named executive officer under the termination or change in control scenarios described above.

Termination of Employment Following a Change in Control

The additional amounts set forth in this table would be payable pursuant to the ESAs, assuming a change in control of the Company and that the named executive officer became eligible for benefits following a termination of employment on December 31, 2008.

Name	Mark D. Ketchum	J. Patrick Robinson	Magnus R. Nicolin	Hartley D. Blaha	William A. Burke III	James J. Roberts
Two/Three Times Base Salary	$ 3,900,000	$1,100,000	$ 950,000	$ 900,000	$ 900,000	$1,600,000
Two/Three Times Target Bonus	4,095,000	715,000	617,500	585,000	585,000	1,040,000
Prorata Bonus	1,365,000	357,500	308,750	292,500	292,500	520,000
Accrued Unvested Retirement Benefits—SERP(1)	3,469,125	521,158	—	109,475	130,380	629,551
Accrued Unvested Retirement Benefits—Cash Account(2)	448,703	301,984	82,035	150,014	119,581	450,911
Accrued Unvested Retirement Benefits—401(k) Plan	—	—	14,132	—	—	—
Additional Accruals for Severance Period—SERP(3)	3,090,010	564,324	65,396	178,101	311,553	521,372
Additional Accruals for Severance Period—Cash Account	434,000	145,265	93,100	79,048	91,423	176,480
Additional Accruals for Severance Period—401(k) Plan	24,500	44,100	39,200	34,300	39,200	39,200
Value of Unvested Stock Options(4)	—	—	—	—	—	—
Value of Unvested Restricted Stock and Restricted Stock Units(5)	1,060,142	414,790	385,821	323,864	554,311	592,365
Welfare Benefits for Severance Period(6)	20,951	20,951	20,951	20,951	20,951	20,951
Automobile Expenses for Severance Period	43,885	34,633	40,634	38,433	35,891	35,774
Outplacement Services (6 mos.)	4,400	4,400	4,400	4,400	4,400	4,400
Tax Gross-Up (§280G)	6,062,822	1,397,632	904,691	—	954,243	—
Total	$24,018,538	$5,621,737	$3,526,610	$2,716,086	$4,039,433	$5,631,004

(1) *Accrued Unvested Retirement Benefits—SERP.* Amounts in this row are equal to the present value of the accumulated unvested benefit payable to each named executive officer under the SERP as of December 31, 2008. Assumptions used in determining these amounts include a 6.25% discount rate and the RP-2000 projected to 2008 Combined Healthy Mortality Table, except using a unisex mortality table and without reduction for mortality risk before age 65, as the actuarial assumptions under the SERP.

(2) *Accrued Unvested Retirement Benefits—Cash Account.* Amounts in this row represent the unvested portion of the named executive officer's SERP Cash Account under the 2008 Deferred Compensation Plan as of December 31, 2008 (including the SERP Cash Account contribution for 2008 credited in 2009).

(3) *Additional Accruals for Severance Period—SERP.* Amounts in this row are equal to the incremental present value of the accumulated benefit payable to each named executive officer under the SERP as of December 31, 2008, resulting from crediting each individual with an additional two years of service

and compensation under the SERP (5 years and seven months of service in the case of Mr. Ketchum). Assumptions used in determining these amounts include a 6.25% discount rate and the RP-2000 projected to 2008 Combined Healthy Mortality Table, except using a unisex mortality table and without reduction for mortality risk before age 65, as the actuarial assumptions under the SERP.

(4) *Value of Unvested Stock Options.* The value of the stock options is based on the difference (but not less than zero) between the exercise price and the closing market price of the Company's stock as reported in *The Wall Street Journal* for December 31, 2008 ($9.78).

(5) *Value of Unvested Restricted Stock and Restricted Stock Units.* The value of the restricted stock and restricted stock units is based on the closing market price of the Company's stock as reported in *The Wall Street Journal* for December 31, 2008 ($9.78).

(6) *Welfare Benefits for Severance Period.* Amounts in this row consist of projected premiums for life, medical, dental, vision, accidental death and disability and disability policies, reduced by the amount of projected employee premiums and employee paid administrative charges, during the severance period for each named executive officer. Projections assume no increase in premiums over the severance period.

Termination of Employment—No Change in Control

The additional amounts set forth in this table would be payable to or for each named executive officer, assuming no change in control of the Company and that the named executive officer became eligible for the benefits described above following a termination of employment on December 31, 2008.

Name	Mark D. Ketchum	J. Patrick Robinson	Magnus R. Nicolin	Hartley D. Blaha	William A. Burke III	James J. Roberts
Continued Salary(1)	$1,950,000	$ 825,000	$ 712,500	$ 675,000	$ 675,000	$1,200,000
Continued Health Coverage(2)	$ 15,714	$ 15,714	$ 15,714	$ 15,714	$ 15,714	$ 15,714
Value of Unvested Stock Options(3)	—	—	—	—	—	—
Value of Unvested Restricted Stock and Restricted Stock Units(4)	$1,060,142	$ 414,789	$ 385,821	$ 323,865	$ 554,311	$ 592,365
SERP Benefits(5)	$5,840,849	$2,683,400	$4,532,284	$3,234,561	$2,014,632	$4,050,681
Cash Account Benefits(6)	$ 448,703	$ 301,984	$ 82,035	$ 150,014	$ 119,581	$ 450,911

(1) *Continued Salary.* Amounts in this row are payable pursuant to the Company's severance plans, assuming 18 months of severance, which is the mid-point of the range of severance provided for under the plans and is consistent with the Company's actual practice in granting severance to executives with levels of service similar to those of the named executive officers.

(2) *Continued Health Coverage.* Amounts in this row reflect continued health benefits pursuant to the Company's severance plans and consist of projected premiums for health benefits during the severance period (including medical, dental and vision), reduced by the projected employee premiums and employee paid administrative charges. Projections assume no increase in premiums over the severance period.

(3) *Value of Unvested Stock Options.* Amounts in this row represent the value (but not less than zero) of stock options that would vest upon termination of employment on December 31, 2008 due to death, disability or retirement, under the terms of the 2003 Stock Plan. The value of the stock options is based on the difference between the exercise price and the closing market price of the Company's stock as reported in *The Wall Street Journal* for December 31, 2008 ($9.78).

(4) *Value of Unvested Restricted Stock and Restricted Stock Units.* Amounts in this row represent the value of the restricted stock and restricted stock units that would vest upon termination of employment on December 31, 2008 due to death, disability or retirement under the terms of the 2003 Stock Plan.

The value of the restricted stock and restricted stock units is based on the closing market price of the Company's stock as reported in *The Wall Street Journal* for December 31, 2008 ($9.78).

(5) *SERP Benefits.* Amounts in this row represent the death benefit payable under the SERP on account of the named executive officer's death on December 31, 2008, as the present value of the special preretirement death benefit under the SERP paid in lieu of any retirement benefit under the SERP. Assumptions used for determining these amounts include a 6.25% discount rate and the RP-2000 projected to 2008 Combined Healthy Mortality Table, except using a unisex mortality table and without reduction for mortality risk before age 65, as the actuarial assumptions under the SERP.

(6) *Cash Account Benefits.* Amounts in this row represent the unvested portion of the named executive officer's SERP Cash Account under the 2008 Deferred Compensation Plan as of December 31, 2008 (including the SERP Cash Account contribution credited in 2009) that vests upon termination on December 31, 2008 due to death or disability.

Change in Control—No Termination of Employment

The additional amounts set forth in this table would be realized by each named executive officer under the 2003 Stock Plan, the SERP and the SERP Cash Account under the 2008 Deferred Compensation Plan, assuming a change of control of the Company occurred on December 31, 2008.

Name	Mark D. Ketchum	J. Patrick Robinson	Magnus R. Nicolin	Hartley D. Blaha	William A. Burke III	James J. Roberts
Value of Unvested Stock Options(1)	—	—	—	—	—	—
Value of Unvested Restricted Stock and Restricted Stock Units(2)	$1,060,142	$414,789	$385,821	$323,865	$554,311	$592,365
Accrued Unvested Retirement Benefits—SERP(3)	$3,469,125	$521,158	—	$109,475	$130,380	$629,551
Accrued Unvested Retirement Benefits—Cash Account(4)	$ 448,703	$301,984	$ 82,035	$150,014	$119,581	$450,911

(1) *Value of Unvested Stock Options.* Amounts in this row represent the value of stock options that would vest upon a change in control on December 31, 2008, under the terms of the 2003 Stock Plan. The value of the stock options is based on the difference between the exercise price and the closing market price of the Company's stock as reported in *The Wall Street Journal* for December 31, 2008 ($9.78).

(2) *Value of Unvested Restricted Stock and Restricted Stock Units.* Amounts in this row represent the value of the restricted stock and restricted stock units that would vest upon a change in control on December 31, 2008 under the terms of the 2003 Stock Plan. The value of the restricted stock and restricted stock units is based on the closing market price of the Company's stock as reported in *The Wall Street Journal* for December 31, 2008 ($9.78).

(3) *Accrued Unvested Retirement Benefits—SERP.* Amounts in this row are equal to the present value of the accumulated unvested benefit payable to each named executive officer under the SERP as of December 31, 2008. Assumptions used in determining these amounts include a 6.25% discount rate and the RP-2000 projected to 2008 Combined Healthy Mortality Table, except using a unisex mortality table and without reduction for mortality risk before age 65, as the actuarial assumptions under the SERP.

(4) *Accrued Unvested Retirement Benefits—Cash Account.* Amounts in this row represent the unvested portion of the named executive officer's SERP Cash Account under the 2008 Deferred Compensation Plan as of December 31, 2008 (including the SERP Cash Account contribution for 2008 credited in 2009).

2008 Director Compensation

This table discloses all compensation provided to each non-employee director of the Company in 2008.

Name	Fees Earned Or Paid in Cash ($)	Stock Awards ($)(2)	Option Awards ($)(3)	Total ($)
Thomas E. Clarke	$ 92,519	$110,421	$33,606	$236,546
Scott S. Cowen	$108,332	$110,421	$30,090	$248,843
Michael T. Cowhig	$109,923	$110,421	$35,315	$255,659
Elizabeth Cuthbert-Millett	$ 97,019	$110,421	$30,090	$237,530
Domenico De Sole	$106,594	$ 65,211	$ 7,073	$178,878
William D. Marohn	$335,790	$110,421	$30,090	$476,301
Cynthia A. Montgomery	$104,244	$110,421	$30,090	$244,755
Steven J. Strobel	$ 93,169	$105,199	$33,120	$231,488
Gordon R. Sullivan(1)	$ 36,247	$ 77,579	$30,090	$143,916
Michael A. Todman	$ 97,134	$ 83,476	$22,035	$202,645
Raymond G. Viault	$104,835	$110,421	$30,090	$245,346

(1) *General Sullivan.* General Sullivan retired from the Board of Directors on May 6, 2008.

(2) *Stock Awards.* The amount in this column consists of the dollar amount of expense recognized in 2008 for financial statement reporting purposes in respect of restricted stock awards and restricted stock units for each non-employee director (disregarding any adjustments for estimated forfeitures), and thus includes amounts attributable to awards made in both 2008 and prior years. The grant date fair value of restricted stock units awarded to each non-employee director in 2008 (except for General Sullivan, who did not receive an award), computed in accordance with FAS123(R), was equal to $100,009. See the Stock-Based Compensation footnote to the Consolidated Financial Statements contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2008 for an explanation of the assumptions made by the Company in the valuation of these awards. The aggregate number of shares of restricted stock awards and restricted stock units held by each non-employee director as of December 31, 2008 was as follows: Dr. Clarke, Dr. Cowen, Mr. Cowhig, Mr. Marohn, Ms. Cuthbert-Millett, Dr. Montgomery, Mr. Strobel and Mr. Viault: 9,111 shares; Mr. De Sole: 5,018 shares; and Mr. Todman: 6,771 shares. General Sullivan did not hold any restricted stock or restricted stock units as of December 31, 2008.

(3) *Option Awards.* The amount in this column consists of the dollar amount of expense recognized in 2008 for financial statement reporting purposes in respect of stock option awards for each non-employee director (disregarding any adjustments for estimated forfeitures), and thus includes amounts attributable to awards made in both 2008 and prior years. Mr. De Sole was the only non-employee director who received an option grant in 2008, and he received an option grant for 10,000 shares in connection with his joining the Board of Directors in November 2007. The grant date fair value of this award, computed in accordance with FAS 123(R), was equal to $40,200. See the Stock-Based Compensation footnote to the Consolidated Financial Statements contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2008 for an explanation of the assumptions made by the Company in the valuation of this award. The aggregate number of shares issuable pursuant to options held by each non-employee director as of December 31, 2008 was as follows: Dr. Cowen, Mr. Marohn and General Sullivan: 35,066 shares; Ms. Cuthbert-Millett and Dr. Montgomery: 30,066 shares; Dr. Clarke: 29,066 shares; Mr. Cowhig: 25,066 shares; Mr. De Sole, 10,000 shares; Mr. Strobel: 21,066 shares; Mr. Todman: 15,353 shares; and Mr. Viault: 33,066 shares.

Directors of the Company who are not also employees of the Company are paid an annual retainer of $60,000 (the Chairman, Mr. Marohn, is paid an annual retainer of $300,000), plus a $2,000 fee for each Board meeting attended and a $1,000 fee for each committee meeting attended, unless the meetings are conducted by telephone, in which case the fee is $500 for each meeting. Committee chairs receive an additional $1,000 fee for each committee meeting attended in person. Each director is eligible to participate in the Company's 2008 Deferred Compensation Plan and is permitted to defer up to 100% of director fees under the terms of that plan. The 2003 Stock Plan provides for discretionary grants to non-employee directors of stock options, stock awards and stock units.

Each non-employee director of the Company, except for General Sullivan, received a grant of 5,018 restricted stock units on the date of the 2008 Annual Meeting. The restricted stock units vest on the first anniversary of the date of grant. The number of restricted stock units granted to each non-employee director was determined by dividing $100,000 by the fair market value of a share of common stock on the date of grant.

The Company sponsors a Charitable Award Plan pursuant to which it will contribute a total of $500,000 in a Director's name after death, to not more than two educational institutions recommended by the Director. The contributions will be paid with the proceeds of insurance on the lives of Directors participating in the Plan. The insurance is purchased and owned by the Company, which is also the beneficiary of the policy. Mr. Marohn is the only current director who participates in the Plan. Prior to 2008, the Company pre-paid all premiums on the policy, and no premiums were required to be paid in 2008.

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes information, as of December 31, 2008, relating to equity compensation plans of the Company under which the Company's common stock is authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)(1)	Weighted-average exercise price of outstanding options, warrants and rights (b)(2)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)(3)
Equity compensation plans approved by security holders	16,980,657	$25.84	14,853,205
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	16,980,657	$25.84	14,853,205

(1) The number shown in column (a) is the number of shares that, as of December 31, 2008, may be issued upon exercise of outstanding options (16,399,549 options outstanding as of December 31, 2008) and vesting of restricted stock units (581,108 restricted stock units outstanding as of December 31, 2008) under the stockholder-approved 2003 Stock Plan and 1993 Option Plan. In addition, as of December 31, 2008, there were 33,656 shares of common stock that may be issued upon exercise of outstanding stock options under Rubbermaid Incorporated plans with a weighted-average exercise price of $39.09.

(2) Weighted-average exercise price of outstanding stock options (excludes restricted stock units, which vest at no cost to participants).

(3) The number shown in column (c) is the number of shares that, as of December 31, 2008, may be issued upon exercise of options and other equity awards that may be granted in the future under the 2003 Stock Plan.

CERTAIN BENEFICIAL OWNERS

As of March 13, 2009, the only persons or groups that are known to the Company to be the beneficial owners of more than five percent of the outstanding common stock are:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class Outstanding
T. Rowe Price Associates, Inc. 100 E. Pratt Street Baltimore, Maryland 21202	22,462,987	8.0%(1)
Goldman Sachs Asset Management, L.P. 32 Old Slip New York, New York 10005	20,932,425	7.6%(2)
FMR LLC 82 Devonshire Street Boston, Massachusetts 02109	18,747,975	6.8%(3)
Wellington Management Company, LLP 75 State Street Boston, Massachusetts 02109	14,407,639	5.2%(4)

(1) As reported in a statement on Schedule 13G/A filed with the SEC on February 12, 2009 by T. Rowe Price Associates, Inc. According to the filing, T. Rowe Price Associates, Inc. has sole voting power over 4,760,999 of such shares and sole dispositive power over 22,462,987 of such shares.

(2) As reported in a statement on Schedule 13G/A filed with the SEC on February 5, 2009 by Goldman Sachs Asset Management. According to the filing, Goldman Sachs Asset Management has shared voting power over 20,932,425 of such shares and shared dispositive power over 20,932,425 of such shares.

(3) As reported in a statement on Schedule 13G filed with the SEC on February 17, 2009 by FMR LLC. According to the filing, FMR LLC has sole voting power over 1,150,575 of such shares and sole dispositive power over 18,747,975 of such shares. Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B Voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.

(4) As reported in a statement on Schedule 13G/A filed with the SEC on February 17, 2009 by Wellington Management Company, LLP. According to the filing, Wellington Management Company, LLP has shared voting power over 14,018,300 of such shares and shared dispositive power of 14,407,639 of such shares.

The following table sets forth information as to the beneficial ownership of shares of common stock of each director, including each nominee for director, and each named executive officer and all directors and executive officers of the Company, as a group. Except as otherwise indicated in the footnotes to the table, each individual has sole investment and voting power with respect to the shares of common stock set forth.

	Common Stock Beneficially Owned on March 13, 2009	
Name of Beneficial Owner	**Number of Shares**	**Percent of Class Outstanding**
Thomas E. Clarke	37,879(1)(3)	*
Scott S. Cowen	47,644(1)(2)(3)	*
Michael T. Cowhig	27,079(1)(3)	*
Elizabeth Cuthbert-Millett	229,877(1)(3)(5)	*
Domenico De Sole	7,018(1)	*
Mark D. Ketchum	652,316(1)(3)(4)	*
William D. Marohn	54,111(1)(3)	*
Cynthia A. Montgomery	36,979(1)(3)	*
Steven J. Strobel	20,679(1)(3)	*
Michael A. Todman	11,841(1)(3)	*
Raymond G. Viault	43,683(1)(3)	*
J. Patrick Robinson	269,227(1)(3)(6)	*
Magnus R. Nicolin	69,263(1)(3)(6)	*
Hartley D. Blaha	321,928(1)(3)	*
William A. Burke, III	186,979(1)(3)	*
James J. Roberts	56,697(7)	*
All directors and executive officers as a group	2,845,684(1)(3)(6)	1.0

* Represents less than 1% of the Company's outstanding common stock.

(1) Includes shares issuable pursuant to stock options and restricted stock units currently exercisable or exercisable or vesting within 60 days of March 13, 2009 as follows: Dr. Clarke, 27,786 shares; Dr. Cowen, 33,786 shares; Mr. Cowhig, 21,786 shares; Ms. Cuthbert-Millett, 28,786 shares; Mr. De Sole, 7,018 shares; Mr. Ketchum, 455,016 shares; Mr. Marohn, 33,786 shares; Dr. Montgomery, 28,786 shares; Mr. Strobel, 16,586 shares; Mr. Todman, 10,088 shares; Mr. Viault, 31,786 shares; Mr. Robinson, 206,575 shares; Mr. Nicolin, 24,000 shares; Mr. Blaha, 253,000 shares; Mr. Burke, 134,600 shares; and all directors and executive officers as a group, 1,828,406 shares.

(2) Includes 1,220 shares owned by Dr. Cowen's wife.

(3) Includes shares of restricted stock granted pursuant to the 2003 Stock Plan as follows: each of Dr. Clarke, Dr. Cowen, Mr. Cowhig, Ms. Cuthbert-Millett, Mr. Marohn, Dr. Montgomery, Mr. Strobel and Mr. Viault, 4,093 shares; Mr. Ketchum, 108,399 shares; Mr. Todman, 1,753 shares; Mr. Robinson, 23,629 shares; Mr. Nicolin, 24,450 shares; Mr. Blaha, 18,526 shares; Mr. Burke, 28,183 shares; and all directors and executive officers as a group, 394,052 shares. All restrictions on such shares lapse on the third anniversary of the date of grant.

(4) Includes 10,000 shares owned in a trust FBO Mr. Ketchum's wife.

(5) Includes 55,826 shares owned by Ms. Cuthbert-Millett as custodian for her two children.

(6) Includes shares held by the Newell Rubbermaid 401(k) Savings and Retirement Plan over which each of the following persons has voting and investment power: Mr. Robinson, 1,019 shares; Mr. Nicolin, 5,817 shares; and all directors and executive officers as a group, 14,892 shares.

(7) Represents ownership as of December 31, 2008, which includes shares of restricted stock (net of tax withheld) which vested on February 9, 2009. Excludes stock options forfeited pursuant to his Separation Agreement and General Release dated February 12, 2009.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors has furnished the following report to stockholders of the Company in accordance with rules adopted by the Securities and Exchange Commission.

The Audit Committee, which is appointed annually by the Board of Directors, currently consists of five directors, all of whom are "independent directors" and meet the other qualification requirements under the applicable rules of the New York Stock Exchange. The Audit Committee acts under a written charter which was most recently approved by the Board of Directors on November 12, 2008.

In accordance with rules adopted by the Securities and Exchange Commission, the Audit Committee of the Company states that:

- The Audit Committee reviewed and discussed with management the Company's audited financial statements for the fiscal year ended December 31, 2008.
- The Audit Committee reviewed and discussed with Ernst & Young LLP, the Company's independent auditors, the matters required to be discussed by Statement on Auditing Standards No. 61, as modified or supplemented ("Communications with Audit Committees").
- The Audit Committee received the written disclosures and the letter from Ernst & Young LLP required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence, and has discussed with Ernst & Young LLP the independent accountant's independence from the Company.

Based upon the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008 for filing with the Securities and Exchange Commission.

This report is submitted on behalf of the members of the Audit Committee:

Scott S. Cowen, Chair
Michael T. Cowhig
Domenico De Sole
Steven J. Strobel
Michael A. Todman

PROPOSAL 2—RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Appointment of Independent Registered Public Accounting Firm

The Audit Committee has appointed Ernst & Young LLP as the Company's independent registered public accounting firm to audit the consolidated financial statements of the Company for the year 2009. Representatives of Ernst & Young LLP are expected to be present at the annual meeting to answer appropriate questions and, if they so desire, to make a statement. If the stockholders should fail to ratify the appointment of the independent registered public accounting firm, the Audit Committee would reconsider the appointment.

The Board of Directors unanimously recommends that you vote FOR the ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the year 2009.

Fees of Independent Registered Public Accounting Firm for 2008 and 2007

Description of Fees	Amount of Fees Billed by Ernst & Young LLP in Fiscal Year 2008 (In millions)	Amount of Fees Billed by Ernst & Young LLP in Fiscal Year 2007 (In millions)
Audit Fees(1)	$5.3	$5.5
Audit-Related Fees(2)	0.6	0.2
Tax Fees	—	—
All Other Fees	—	—

(1) Includes fees for professional services rendered for the audits of the Company's annual consolidated financial statements and internal control over financial reporting, reviews of the consolidated financial statements included in the Company's Quarterly Reports on Form 10-Q, statutory audits required internationally and for other services that only the Company's independent registered public accounting firm can reasonably provide.

(2) Includes fees for professional services rendered related primarily to audits of employee benefit plans and financial due diligence services for potential business acquisitions.

Pre-Approval Policies and Procedures of the Audit Committee

The Audit Committee has adopted a Policy for Pre-Approval of Audit and Non-Audit Services Provided by an External Audit Firm (the "Policy"). The Policy sets forth the procedures and conditions for pre-approving audit and permitted non-audit services to be performed by the independent registered public accounting firm responsible for auditing the Company's consolidated financial statements or any separate financial statements that will be filed with the SEC.

This Policy provides that the Audit Committee may either pre-approve proposed audit and non-audit services provided by the Company's independent registered public accounting firm based upon a description of the specific services to be provided, or on a case-by-case basis, without consideration of specific services, or on a case-by-case basis. Non-audit services are assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements or that are traditionally performed by the independent registered public accounting firm, including, among other things, due diligence services pertaining to potential business acquisitions and dispositions, certain consultations concerning financial accounting and reporting standards, financial statement audits of employee benefit plans, SAS 70 reports and closing balance sheet audits pertaining to Company dispositions. In determining whether to pre-approve a service, the Policy requires the Audit Committee to consider whether the particular service is sufficiently described so that the Audit Committee can make a well-reasoned assessment of the impact of the service on the firm's independence and so that the pre-approval does not result in a delegation to management of the Audit Committee's responsibility.

Additionally, the Audit Committee must consider whether the provision of each service (a) places the independent registered public accounting firm in the position of auditing its own work, (b) results in the independent registered public accounting firm acting as management or an employee of the Company or (c) places the independent registered public accounting firm in a position of being an advocate for the Company. Pursuant to the Policy, the Company may not under any circumstances engage the independent registered public accounting firm to provide any service that is prohibited by applicable law.

For the fiscal year ended December 31, 2008, no Audit-Related Fees, Tax Fees or Other Fees disclosed above were approved in reliance on the exceptions to pre-approval requirements set forth in 17 CFR 210.2-01(c)(7)(i)(C).

The Audit Committee of the Company's Board of Directors has considered whether the provision of non-audit services by Ernst & Young LLP for the fiscal year ended December 31, 2008 is compatible with maintaining such firm's independence.

SECTION 16(a) BENEFICIAL OWNERSHIP COMPLIANCE REPORTING

Based solely upon a review of reports on Forms 3, 4 and 5 and any amendments thereto furnished to the Company pursuant to Section 16 of the Securities Exchange Act of 1934, as amended, and written representations from the officers and directors that no other reports were required, the Company believes that all of such reports were filed on a timely basis by executive officers and directors during 2008 except that due to administrative oversight Mr. Paul Boitmann filed a late Form 3 (the initial Statement of Beneficial Ownership of Securities) and a late Form 4 with respect to a purchase of Company stock. Also due to an administrative oversight, Mr. Rick Dillon filed a late Form 4 with respect to a restricted stock grant and a stock option grant.

STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS FOR 2010 ANNUAL MEETING

To be considered for inclusion in next year's proxy materials, stockholder proposals to be presented at the Company's 2010 annual meeting must be in writing and be received by the Company no later than December 4, 2009. At the 2010 annual meeting, the Company's management will be able to vote proxies in its discretion on any proposal not included in the Company's Proxy Statement for such meeting if the Company does not receive notice of the proposal on or before February 4, 2010.

If a stockholder does not submit a proposal for inclusion in next year's Proxy Statement, but instead wishes to present it directly at the 2010 annual meeting, the Company's By-Laws require that the stockholder notify the Company of such proposal in writing no later than 90 days prior to the anniversary date of the 2009 Annual Meeting, or February 4, 2010. The stockholder must also comply with the requirements of Section 2.12 of the Company's By-Laws with respect to stockholder proposals.

Any stockholder wishing to nominate a candidate for election as a director at the Company's 2010 annual meeting must notify the Company in writing no later than February 4, 2010. Such notice must include appropriate biographical information and otherwise comply with the requirements of the Company's Restated Certificate of Incorporation and By-Laws relating to stockholder nominations of directors.

Notices of intention to present proposals and director nominations at the 2010 annual meeting or requests in connection therewith including requests for copies of the relevant provisions of the Company's Restated Certificate of Incorporation or By-Laws relating to proposals and director nominations, should be addressed to Newell Rubbermaid Inc., Three Glenlake Parkway, Atlanta, Georgia 30328, Attention: Corporate Secretary.

SEC REPORTS

A copy of the Company's 2008 annual report on Form 10-K (including the financial statements and financial statement schedules), as filed with the Securities and Exchange Commission, may be obtained without charge upon written request to the office of the Corporate Secretary of the Company at Three Glenlake Parkway, Atlanta, Georgia 30328. A copy of the Company's Form 10-K and other periodic filings also may be obtained under the "SEC Filings" link on the Company's website at *www.newellrubbermaid.com* and from the Securities and Exchange Commission's EDGAR database at *www.sec.gov*.

OTHER BUSINESS

The Board of Directors does not know of any business to be brought before the annual meeting other than the matters described in the notice of annual meeting. However, if any other matters properly come before the annual meeting or any adjournment or postponement of the annual meeting, each person named in the accompanying proxy intends to vote the proxy in accordance with his judgment on such matters.

By Order of the Board of Directors,



Dale L. Matschullat
Senior Vice President—General Counsel & Corporate Secretary

April 3, 2009

Both Aprica® and Technical Concepts™ are strong brands with outstanding reputations for technological innovation. Both will leverage our existing sales and marketing infrastructure across new customer bases and product categories. Aprica® will accelerate our business in the Asia-Pacific region and in the fast-growing premium segment worldwide, while Technical Concepts™, which generates approximately 40 percent of its sales outside the U.S., significantly increases the global scope of our Commercial Products business. In short, Aprica® and Technical Concepts™ are a win-win on multiple fronts for Newell Rubbermaid.

SOLID NEW PRODUCT HITS

Within our existing portfolio, we continue to witness firsthand the business-building power of strong consumer insights and innovative product development that solves unmet consumer needs. Products such as the Graco® Nautilus™ 3-in-1 car seat, Rubbermaid Produce Saver™ food storage containers, Sharpie® Pens, and Lenox T2™ Reciprocating Saw Blades were noteworthy successes in 2008.

The launch of these products and others stands as tangible evidence that we are transforming Newell Rubbermaid into an organization known for brand-building excellence. During the past 12 months we have invested, and will continue to do so, in marketing and sales training programs critical to supporting a business model that boasts world-class brands and wins market share.

ENHANCED EFFICIENCY AND EFFECTIVENESS

Our ability to fund this investment is largely due to the significant operating efficiencies we have realized in recent years. Between 2005 and 2007, for example, gross margins improved almost 450 basis points. Though extraordinary economic forces set us back in 2008, we still accomplished much to drive best costs and best practices throughout the Company.

Much of our work to rationalize our manufacturing and sourcing footprint is complete. We continue to optimize our distribution and transportation network, most recently opening a new consolidated Southeast distribution center in early 2009. This project, along with others, will ensure that our Project Acceleration restructuring program remains on track to achieve between $175 million and $200 million in annualized cost savings by the end of 2010.

During 2008, three of the businesses in our Home & Family segment implemented the second phase of our Company-wide SAP information system rollout. We consolidated a number of locations into our new corporate offices in Atlanta and into regional headquarters in Paris and Hong Kong, enhancing efforts to leverage scale, best practices and teamwork on a global basis.


% of Net Sales
2003
2007
2009E
Affordable Luxury 4% 8% 12%
Premium Consumer 32% 57% 57%
Commercial/Industrial 20% 23% 27%
Commoditized Products 44% 12% 4%

Transformation Timeline

2005	2006	2007	2008
• Mark Ketchum, named interim president and CEO, introduces a strategy of consumer-driven innovation and marketing to create *Brands That Matter*™ • Acquired Dymo, a global leader in providing innovative labeling solutions • Launched Project Acceleration, a global, multi-year restructuring initiative to achieve best cost in manufacturing and supply chain	• Achieved "growth trifecta" of increases in sales, gross margin and EPS for the first time in four years • Streamlined portfolio and divested several non-strategic businesses • Consolidated key administrative functions and expanded shared services initiatives to optimize efficiency and reduce costs • Increased marketing and R&D investments by 50%	• Continued "growth trifecta" with top-line growth, gross margin expansion and earnings growth • Successfully implemented the first phase of SAP, a key enabler of best-in-class business processes • Acquired Endicia, a leading provider of online postage solutions, and Teutonia, a top-selling European premium stroller provider • Introduced a global business unit (GBU) structure to leverage innovation and accelerate growth across all regions	• Acquired Aprica®, a leading Japanese brand of premium strollers and car seats, and Technical Concepts, a leading global provider of commercial touch-free and automated restroom hygiene systems • Successfully implemented second phase of SAP • Initiated a comprehensive portfolio rationalization plan to reduce commodity exposure and improve profitability • Implemented cost-savings program to reduce structural SG&A expenses by more than $100 million

CLEAR GOALS IN 2009

There is no question that the year at hand will test our brands, businesses and management as never before. While our long-term strategy remains intact, we will give increased attention to short-term tactical measures that will maneuver us through this economy. Our focus will be on fewer, bigger and better initiatives that deliver the greatest return. We will operate as lean and nimble an organization as possible. Reduced costs in all nonessential areas will enable us to maintain spending in areas that create brand awareness and demand.

Our goals are straightforward. We intend to weather these economic challenges and emerge from the recession stronger, leaner and more competitive. We seek to gain market share – a metric that we can grow even in a contracting market. We will aggressively manage costs to protect earnings, maximize cash flow and fortify the balance sheet. We will do whatever is necessary to adapt our business to new realities.

Much of my confidence in our future rests with the thousands of Newell Rubbermaid men and women who have accomplished so much since we began this journey of transformation together. I thank our employees for what they have accomplished in recent years, and for the strength and perseverance that will be required to achieve our 2009 objectives. I also extend my appreciation to our customers and shareholders for their support. Our journey continues, and we are committed to making it a rewarding one for each of you.

Sincerely,



Mark D. Ketchum
President and Chief Executive Officer

April 3, 2009



PORTFOLIOS EXIST TO EVOLVE

Companies with portfolios that evolve know how to make change work for them. We continue to transform our portfolio toward a more focused, more global and more profitable collection of world-class brands.

Our Portfolio Of BRANDS THAT MATTER™

As we enter 2009, we have consolidated our business from four segments to three segments to better align go-to-market strategies.



Home & Family

With established leading brands, including Rubbermaid®, Graco®, Calphalon®, Goody® and Levolor®, names that represent the highest commitment to quality, we offer consumers an expansive line of food storage and home organization solutions, infant and juvenile products, premium kitchenware, hair care accessories and décor products.



Goody
GRACO
Calphalon
Aprica
Amerock
Kirsch
Rubbermaid
LEVOLOR
teutonia





Office Products

As a global leader in writing instruments, highlighters and markers, labeling solutions and office technology, we offer a powerful brand lineup led by the Sharpie®, Paper Mate®, Parker®, Dymo®, Uni-ball®, Expo® and Waterman® brands, among others, to both businesses and individual consumers.


Sharpie.
PARKER

DYMO EXPO
uni-ball. WATERMAN
PAPER MATE endicia
mimio CardScan®


CAUTION
CUIDADO
ATTENTION


Medical
Medical
Surgical



Tools, Hardware & Commercial Products

We offer a portfolio of construction, industrial and maintenance products for commercial and do-it-yourself users, including premium hand tools and power tool accessories marketed under the Lenox® and Irwin® brands and complete janitorial, sanitation and washroom solutions under the Rubbermaid® Commercial Products and Technical Concepts™ brands.


Rubbermaid
Commercial Products


LENOX

IRWIN.


BERNZOMATIC

SHUR-LINE
SURE YOU CAN

TC technical concepts
Innovative Hygiene Solutions


close-up story

HAVE WHEELS, WILL TRAVEL


APRICA®


GRACO®

In just two years, we have strolled far beyond North America to build a Baby & Parenting business that now spans three continents. The $6 billion juvenile products market meets all of our portfolio criteria – global and growing with a high degree of consumer brand loyalty and appreciation for innovation. With the highly respected Graco® brand as a foundation, we have moved quickly to transform a single-brand, predominantly North American business into a multi-brand Global Business Unit. In 2007, we acquired Teutonia®, a leading premium German stroller brand that is a top-seller in Europe. Teutonia® strollers are known for their quality engineering, unique styling and numerous customization options. One year later, we traveled to Japan to add Aprica®, another leading stroller brand in the premium category, known for its innovation and lightweight technology. **The resulting Baby & Parenting Unit now boasts three anchor brands** – each with a world-class record of innovation – that span multiple price points and have a leading presence in the North American, European and Asian markets. In assembling these brands, we have increased our growth opportunities significantly. Aprica will serve as a springboard to broaden our baby and parenting presence in Asia. This expanded presence also will enhance our regional corporate scale in Japan, opening the door to expansion for other Newell Rubbermaid business units. In North America, **Graco's large customer base provides the potential to broaden distribution of Aprica® and Teutonia® products.** These two respected names also will increase our presence in premium categories, a perfect complement to Graco®'s leading presence at mid-range price points. With the brand that stands for dependable and innovative solutions for the next generation (Graco®), the stroller brand that is the equivalent of German automotive engineering (Teutonia®) and the global leader in lightweight technology (Aprica®), the possibilities for new product innovation are truly endless.


TEUTONIA®



BRAND BUILDING NEVER TOPS OUT

Sustained growth is created through a continuous cycle of consumer demand creation. Our new consumer-centric business model seeks to fuel this cycle through investments in consumer insight, differentiated products and innovative commercialization processes.

Consumer-Centric Initiatives That DRIVE GROWTH

When *Brands That Matter*™ deliver meaningful solutions to consumers, sales will grow. This simple premise is the cornerstone of our strategy across every Newell Rubbermaid brand today. Since we began changing the business model in 2006, we have significantly increased our annual investment in brand-building, market-facing activities. This investment is funding a product pipeline that encompasses sophisticated consumer research, innovative product development and highly targeted, integrated marketing, promotional and advertising campaigns to successfully commercialize new product launches.

Talent development is another critical area of investment. We have recruited experienced leaders to help us reshape the Newell Rubbermaid culture into a more consumer-centric organization through marketing and sales training. Since 2006, we have trained more than 900 brand, product and channel marketers around the world and at all levels of the organization.

Combined, these activities are intended to create a virtuous cycle of brand building. In this cycle, differentiated products command premium margins and generate incremental sales growth and profit. In turn, these profits are reinvested into another cycle of new products in order to generate sustained growth.

With this brand-building cycle as a foundation, we are well positioned to tap into other growth levers. Many of our brands, such as Calphalon®, Rubbermaid® Commercial Products and Sharpie®, are finding success by leveraging their names into near-neighbor categories. These category expansions are an excellent way to leverage our research, product development and marketing infrastructure.

Geographic expansion also is expected to be a long-term growth driver for the Company. In 2008, approximately 31 percent of sales were generated outside of the United States, up from 26 percent two years ago. With fewer and more focused business units in place – 13 GBUs today versus 26 business units five years ago – we can better direct and prioritize our expansion opportunities to capitalize on high-growth, emerging markets, while further diversifying our revenue base.

Consumer Insight: The Sharpie® Pen was developed to meet the desire of Sharpie® marker users who want the everyday writing experience of a Sharpie® marker without the ink bleed-through.


Sharpie
Pen.
FINE



Product Innovation: The design of Lenox T2™ Technology Reciprocating Saw Blades delivers up to 100 percent longer blade life and 25 percent faster performance in metal-cutting applications versus the prior generation of Lenox® reciprocating saw blades. This improvement and a quantifiable performance advantage versus competitors should help drive sales and market share in 2009.



Category Expansion: Rubbermaid Commercial Products is working with the College and University Recycling Coalition and other members of the National Recycling Coalition to help advance the effectiveness and success of recycling programs. All Rubbermaid recycling containers now contain in excess of 20 percent recycled plastic, exceeding Environmental Protection Agency guidelines. In addition to helping reduce waste and costs, this innovation helps building facilities qualify for Leadership in Energy and Environmental Design (LEED) credits and green certification.

Global Expansion: Dymo's Endicia is the sole Internet postage provider for La Poste, the French postal service, thanks to the efforts of Office Technology's global business development team. Endicia has also partnered with the U.S. Postal Service and is the number-one online shipping postage provider in the U.S.


DYMO
LabelWriter 400



Product Innovation: Parents no longer have to purchase multiple car seats to accommodate their child's growth stages. The Graco® Nautilus™ 3-in-1 car seat converts from a five-point harness, to a high-back booster, to a backless booster to provide protection from newborn infant to 100 pounds.


close-up
story

PRESERVATION PERFECTED


RUBBERMAID PREMIER™


EASY FIND LIDS™


PRODUCE SAVER™

The first step in creating demand starts with figuring out the consumer need. Our Rubbermaid Food & Home Products Global Business Unit has proven this basic marketing tenet with a series of highly successful product innovations in recent years. How could food storage, for example, be improved? Pose this question to any CEO of the household kitchen and they would likely show you an overflowing drawer of mismatched storage container tops and bottoms, some stained. Then, perhaps, they would open a refrigerator with containers of wilted produce. **The Rubbermaid Premier™ line addressed multiple frustrations by incorporating unique features such as flex and seal lids for easy removal; square shapes to maximize storage and refrigerator room; see-through lids for easy identification; and special plastic for easy cleaning that leaves no stains or odors.** Easy Find Lids™ has solved the problem of mismatched lids and bottoms through an innovative new design in which lids snap to bottoms. Finally, Produce Saver™ utilizes Fresh Vent™ and Crisp Tray™ features to keep fruits and vegetables fresh and crisp up to 33 percent longer. Produce Saver™ was most timely. Americans throw away an estimated $250 worth of spoiled fruits and vegetables per person each year.[1] In an economy with dwindling incomes and climbing food costs, the value is clear. **The success of these innovative product lines stands as a textbook example of how marketing excellence translates into increased sales.** The three-step process truly combines art and science – research to gain a superior understanding of consumer needs, new product development that meets these needs through innovation and successful commercialization that effectively communicates the product's value proposition to targeted consumers. These three product lines helped drive high-single-digit sales growth for Rubbermaid Food in 2008. When Newell Rubbermaid set out to change its business model, this process and these results were the goal. At Rubbermaid Food & Home, clearly the model is working.

[1] *American Institute for Cancer Research*

EFFICIENCY HAS NO FINISH LINE



There is no such thing as "done" or "enough" when it comes to efficiency, productivity and profitability. Our efforts to restructure the supply chain and leverage corporate scale are critical to realizing our best-in-class aspirations.

Cohesive Operations That ENHANCE PROFITABILITY

True transformation must extend from the top- to the bottom-line in order to build lasting shareholder value. Accordingly, our brand-building initiatives to build sustainable sales growth have been complemented by equally ambitious programs to become a more productive and efficient organization. Simply put, world-class brands should be capable of producing world-class profitability.

To date, our efficiency efforts have been centered around two programs. Project Acceleration has worked toward streamlining every component of our supply chain, from manufacturing through distribution. In the wake of a worsening economy, we have expanded these initiatives even further. As a result, annualized savings are expected to reach our target range of $175 to $200 million when all projects are completed in 2010.

Our other major initiative, One Newell Rubbermaid, has sought to capture our collective expertise and leverage our scale across the entire enterprise. We have furthered the sharing of best practices and the centralization of many administrative support functions through our consolidation of offices around the world. For example, the implementation of a new matrix organization in Europe allowed a reduction in the number of operating sites from 65 to 37, thus lowering costs and improving overall effectiveness. Our new corporate headquarters in Atlanta is the epicenter for all these activities. The consolidation of our corporate staff and ultimately three of our 13 GBUs will bring approximately 700 Newell Rubbermaid employees together under one roof.

The next area of focus lies in sales and operations planning. To attain best-in-class status, we plan to elevate our forecast planning to generate more timely, accurate and reliable information. This will enable us to more precisely match production to sales, thereby improving customer service while also improving our inventory turns and enhancing our balance sheet.

Strategies to improve planning include further rationalization of our supply base, which has decreased from 25,000 to 18,000 suppliers in just three years but can go even lower. We also launched a supplier operations excellence program to improve lead times by a minimum of 35 percent over the next three years. SKU optimization will help us enhance new product planning and execution. Finally, the ongoing implementation of SAP, our enterprise resource platform of choice, will be an invaluable tool for all functions throughout the Company. SAP, which is already operational in our North American Office Products business and in the majority of our Home & Family segment, is scheduled to be deployed Company-wide by 2012.

Measuring Our Progress

Project Acceleration has delivered tangible and quantifiable results in recent years. We expect the program to be fully complete in 2010.


2005
2008
80
48
Number of Manufacturing Facilities
27%
48%
Sourced Goods as a % of Cost of Products Sold

Creating A Common Culture: Our new global headquarters opened in the summer of 2008 – consolidating numerous brands and functions under one roof, enabling greater collaboration and promoting a common culture.





Collaboration Sparks Innovation: Leveraging One Newell Rubbermaid includes a common approach to consumer understanding and encourages employees to share insights and innovations across all of our brands.



Mega Distribution Center – Fradley, UK: Our ongoing strategy to consolidate into more centrally located, multi-branded distribution centers enables Newell Rubbermaid to better leverage scale, improve efficiency and reduce costs.

BEST-IN-CLASS Cultural Aspirations

Developing a culture that reflects our strategic vision is an integral part of Newell Rubbermaid's transformational journey. Our culture aspires to be as consumer-centric as possible in order to develop and grow leading brands. We understand that our success in accomplishing this goal starts with our people. As such, we actively benchmark against best-in-class marketing organizations and have implemented a robust internal talent development program.

Our cultural values define who we are as an organization, and the behaviors that underlie them guide how we work. By definition, performance and results drive a best-in-class company. We expect excellence. We set high standards. We strive to go above and beyond. At Newell Rubbermaid, we work as a team and foster an environment of global collaboration.

Inclusion and diversity is a key element of our success. As a company, we reflect the diverse worldview of the consumers we serve; for example, women now comprise 40 percent of our workforce on a global basis. Our inclusion efforts have received external recognition, including a perfect score on the Corporate Equality Index, which, in turn, prompted the Human Rights Campaign to grant us recognition as one of its "Best Places to Work" for the second consecutive year.

Our culture also is one of integrity where relationships – both internal and external – are built on honesty and trust. We believe being a global, best-in-class market leader also means possessing unwavering ethics, providing a safe workplace and acting as a responsible corporate citizen everywhere we are in the world.

As a responsible corporate citizen, Newell Rubbermaid is committed to becoming an eco-efficient company where excellence in environmental stewardship and sustainable innovation help build our brands and create value for our shareholders, consumers and customers. Numerous environmental sustainability initiatives are under way that target operations, supply chain, product development and packaging. For example, our sustainable packaging efforts eliminated 1,900 tons of paper-based packaging and 317 tons of plastic-based packaging in 2008 alone.

We also support the communities in which we live and work. During 2008, our centralized corporate philanthropy program – Investing in Community™ – contributed over $1.2 million to more than 100 nonprofit organizations and encouraged our employees to participate in numerous volunteer opportunities as an organization. For a complete overview of Newell Rubbermaid's corporate responsibility programs, we invite you to visit our Web site, newellrubbermaid.com.

Hands On Atlanta: Our centralized corporate philanthropy program – Investing in Community™ – encourages our employees to participate in numerous volunteer opportunities, such as Hands On Atlanta Day.


NewellRubbermaid

2008 FINANCIAL STATEMENTS AND RELATED INFORMATION

TABLE OF CONTENTS

SELECTED FINANCIAL DATA

The following is a summary of certain consolidated financial information relating to the Company as of and for the year ended December 31, (in millions, except per share data). The summary has been derived in part from, and should be read in conjunction with, the Consolidated Financial Statements of the Company included elsewhere in this report and the schedules thereto.

	2008 [1]	2007 [1]	2006 [1]	2005	2004
STATEMENTS OF OPERATIONS DATA					
Net sales	**$6,470.6**	$6,407.3	$6,201.0	$5,717.2	$5,707.1
Cost of products sold	**4,347.4**	4,150.1	4,131.0	3,959.1	4,050.6
Gross margin	**2,123.2**	2,257.2	2,070.0	1,758.1	1,656.5
Selling, general and administrative expenses	**1,502.7**	1,430.9	1,347.0	1,117.7	1,050.1
Impairment charges	**299.4**	—	—	0.4	264.0
Restructuring costs [2]	**120.3**	86.0	66.4	72.6	28.2
Operating income	**200.8**	740.3	656.6	567.4	314.2
Nonoperating expenses:					
Interest expense, net	**137.9**	104.1	132.0	127.1	119.3
Other expense (income), net	**61.1**	7.3	9.7	(23.1)	(3.0)
Net nonoperating expenses	**199.0**	111.4	141.7	104.0	116.3
Income from continuing operations before income taxes	**1.8**	628.9	514.9	463.4	197.9
Income taxes	**53.6**	149.7	44.2	57.1	92.9
(Loss) income from continuing operations	**(51.8)**	479.2	470.7	406.3	105.0
Loss from discontinued operations, net of tax	**(0.5)**	(12.1)	(85.7)	(155.0)	(221.1)
Net (loss) income	**$ (52.3)**	$ 467.1	$ 385.0	$ 251.3	$ (116.1)
Weighted average shares outstanding:					
Basic	**277.0**	276.0	274.6	274.4	274.4
Diluted	**277.0**	286.1	275.5	274.9	274.7
Per common share:					
Basic:					
(Loss) income from continuing operations	**$ (0.19)**	$ 1.74	$ 1.71	$ 1.48	$ 0.38
Loss from discontinued operations	**—**	(0.04)	(0.31)	(0.56)	(0.81)
Net (loss) income	**$ (0.19)**	$ 1.69	$ 1.40	$ 0.92	$ (0.42)
Diluted:					
(Loss) income from continuing operations	**$ (0.19)**	$ 1.72	$ 1.71	$ 1.48	$ 0.38
Loss from discontinued operations	**—**	(0.04)	(0.31)	(0.56)	(0.80)
Net (loss) income	**$ (0.19)**	$ 1.68	$ 1.40	$ 0.91	$ (0.42)
Dividends	**$ 0.84**	$ 0.84	$ 0.84	$ 0.84	$ 0.84
BALANCE SHEET DATA					
Inventories, net	**$ 912.1**	$ 940.4	$ 850.6	$ 793.8	$ 813.2
Working capital [3]	**187.9**	87.9	580.3	675.3	1,141.1
Total assets	**6,792.5**	6,682.9	6,310.5	6,446.1	6,669.5
Short-term debt, including current portion of long-term debt	**761.0**	987.5	277.5	166.8	206.9
Long-term debt, net of current portion	**2,118.3**	1,197.4	1,972.3	2,429.7	2,424.3
Stockholders' equity	**$1,614.2**	$2,247.3	$1,890.2	$1,643.2	$1,764.2

(1) Supplemental data regarding 2008, 2007 and 2006 is provided in Management's Discussion and Analysis of Financial Condition and Results of Operations.

(2) The restructuring costs include facility and other exit costs, employee severance and termination benefits, employee relocation costs, and costs associated with exited contractual commitments and other restructuring costs.

(3) Working capital is defined as Current Assets less Current Liabilities.

ACQUISITIONS OF BUSINESSES

2008, 2007 and 2006

Information regarding significant businesses acquired in the last three years is included in Footnote 2 of the Notes to Consolidated Financial Statements.

2005 and 2004

On November 23, 2005, the Company acquired Dymo, a global leader in designing, manufacturing and marketing on-demand labeling solutions, from Esselte AB for $699.2 million. The transaction was accounted for using the purchase method of accounting and was finalized in 2006, after consideration of certain working capital and other adjustments. The Company funded the acquisition with available cash and borrowings from pre-existing credit facilities. The acquisition of Dymo strengthened the Company's position in the Office Products segment by expanding and enhancing the Company's product lines and customer base. No significant acquisitions occurred during 2004.

QUARTERLY SUMMARIES

Summarized quarterly data for the last two years is as follows (in millions, except per share data) (unaudited):

Calendar Year	1st	2nd	3rd	4th	Year
2008					
Net sales	**$1,433.7**	**$1,825.1**	**$1,760.3**	**$1,451.5**	**$6,470.6**
Gross margin	**490.5**	**623.2**	**574.7**	**434.8**	**2,123.2**
Income (loss) from continuing operations	**57.4**	**92.5**	**55.0**	**(256.7)**	**(51.8)**
Loss from discontinued operations	**(0.5)**	—	—	—	**(0.5)**
Net income (loss)	**$ 56.9**	**$ 92.5**	**$ 55.0**	**$ (256.7)**	**$ (52.3)**
Earnings (loss) per share:					
Basic:					
Income (loss) from continuing operations	**$ 0.21**	**$ 0.33**	**$ 0.20**	**$ (0.93)**	**$ (0.19)**
Loss from discontinued operations	—	—	—	—	—
Net income (loss)	**$ 0.21**	**$ 0.33**	**$ 0.20**	**$ (0.93)**	**$ (0.19)**
Diluted:					
Income (loss) from continuing operations	**$ 0.21**	**$ 0.33**	**$ 0.20**	**$ (0.93)**	**$ (0.19)**
Loss from discontinued operations	—	—	—	—	—
Net income (loss)	**$ 0.20**	**$ 0.33**	**$ 0.20**	**$ (0.93)**	**$ (0.19)**
2007					
Net sales	$1,384.4	$1,693.1	$1,687.3	$1,642.5	$6,407.3
Gross margin	474.7	605.6	601.0	575.9	2,257.2
Income from continuing operations	65.1	143.2	169.9	101.0	479.2
(Loss) income from discontinued operations	(15.8)	(1.0)	0.3	4.4	(12.1)
Net income	$ 49.3	$ 142.2	$ 170.2	$ 105.4	$ 467.1
Earnings (loss) per share:					
Basic:					
Income from continuing operations	$ 0.24	$ 0.52	$ 0.62	$ 0.37	$ 1.74
(Loss) income from discontinued operations	(0.06)	—	—	0.02	(0.04)
Net income	$ 0.18	$ 0.52	$ 0.62	$ 0.38	$ 1.69
Diluted:					
Income from continuing operations	$ 0.23	$ 0.51	$ 0.61	$ 0.36	$ 1.72
(Loss) income from discontinued operations	(0.05)	—	—	0.02	(0.04)
Net income	$ 0.18	$ 0.51	$ 0.61	$ 0.38	$ 1.68

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of the Company's consolidated results of operations and financial condition. The discussion should be read in conjunction with the accompanying Consolidated Financial Statements and Notes thereto.

BUSINESS OVERVIEW

Newell Rubbermaid is a global marketer of consumer and commercial products that touch the lives of people where they work, live and play. With annual sales of over $6 billion, the Company's products are marketed under a strong portfolio of brands, including Sharpie,® Paper Mate,® Dymo,® Expo,® Waterman,® Parker,® Rolodex,® Irwin,® Lenox,® BernzOmatic,® Rubbermaid,® TC,® Levolor,® Graco,® Aprica,® Calphalon® and Goody.® The Company's multi-product offering consists of well-known name-brand consumer and commercial products in four business segments during 2008: Cleaning, Organization & Décor; Office Products; Tools & Hardware; and Home & Family.

Business Strategy

Newell Rubbermaid's vision is to become a global company of Brands That Matter™ and great people, known for best-in-class results. The Company is committed to building consumer-meaningful brands through understanding the needs of consumers and using those insights to create innovative, highly differentiated product solutions that offer performance and value. To support its multi-year transformation into a best-in-class global consumer branding and marketing organization, the Company has adopted a strategy that focuses on optimizing the business portfolio, building consumer-meaningful brands on a global scale, and achieving best cost and efficiency in its operations.

- Optimizing the business portfolio includes reducing the Company's exposure to non-strategic businesses and product lines and acquiring businesses that facilitate geographic and category expansion, thus enhancing the potential for growth and improved profitability of the overall portfolio.
- Building consumer-meaningful brands involves embracing a consumer-driven innovation process, developing best-in-class marketing and branding capabilities across the organization and investing in strategic brand building activities, including investments in research and development to better understand target consumers and their needs.
- Achieving best cost involves the Company's adoption of best-in-class practices, such as leveraging scale, restructuring the supply chain to improve capacity utilization and to deliver productivity savings, reducing costs in non-market facing activities, designing products to optimize input costs, and utilizing strategic sourcing partners when it is cost effective. Achieving best cost allows the Company to improve its competitive position, generate funds for increased investment in strategic brand building initiatives, and preserve cash and liquidity in the midst of volatile commodity and currency markets and the current global economic slowdown.

Market Overview

The Company operates in the consumer and commercial products markets, which are generally impacted by overall economic conditions in the regions in which the Company operates. During 2008, the Company's results were impacted by the deterioration in worldwide economic conditions, significant inflation, a volatile currency environment, instability in the credit markets, and disruption of global equity markets. These factors, combined with rising unemployment levels and the contraction of consumer credit markets, adversely impacted consumer confidence leading to reductions in consumer spending. The Company's results were impacted as follows:

- The inflationary commodity environment and volatile currency environment led to significant year-over-year inflation in raw materials, including resin, and sourced finished goods. The primary drivers for the increases were record-high energy prices, including the price of oil and natural gas, and currency volatility on sourced products. The record-high energy prices contributed to increases in transportation costs and the cost of resin, since oil and natural gas are key inputs in the production and cost of certain types of resin. For 2008, inflation adversely impacted year-over-year gross margins by approximately $200.0 million.
- As consumer confidence waned, the Company experienced pressure on its sales, particularly in the fourth quarter of 2008, across all businesses and geographies since consumer spending declined and retailers responded by tightly managing inventory levels.
- Declines in residential and commercial construction markets contributed to sales declines in the Tools & Hardware segment and the Décor business. An estimated 0.9 million housing units were started in 2008 compared to 1.4 million housing units started in 2007, and existing home sales declined from 5.7 million units in 2007 to 4.9 million units in 2008.

In response to these market conditions, the Company took the following actions:

- Expanded Project Acceleration, the Company's restructuring initiative, to include the divestiture, rationalization, or exit of selected low margin, commodity-like, and resin-intensive product categories, to create a more focused and more profitable platform for growth by reducing the Company's exposure to volatile commodity markets and raw material inflation.
- Implemented pricing initiatives to offset inflationary pressures experienced across multiple product lines in 2008, particularly those where resin is the primary cost of products, including quarterly price adjustment mechanisms to adjust prices to reflect actual changes in raw material, processing and transportation costs. These price increases offset a portion of the input cost inflation experienced in 2008.

- Managed working capital to maximize cash flow, with a particular focus on lowering receivables days sales outstanding and inventory levels, including accelerating SKU rationalization efforts.
- Continued to optimize the cost structure of the business by reducing and streamlining structural costs, which included initiating salaried work force reductions, freezing wages and salaries, reducing the number of global business units from 16 to 13, and consolidating the segment structure from four to three segments for 2009. This allowed the Company to continue to invest in brand building and product development, gaining valuable consumer insight, delivering innovative new products, expanding the Company's leading brands into near neighbor product categories and new geographic regions, and acquiring businesses with consumer-meaningful brands with differentiated products in global categories, including Aprica and Technical Concepts.
- Reduced the dividend payable on its common stock from $0.84 per year to $0.42 per year to align the dividend yield and payout ratio more closely with the Company's industry peers. The new dividend policy better positions the Company to protect its investment grade credit rating and maintain continuing access to credit markets by allowing the Company to retain approximately $120.0 million of cash flows annually.

As of December 31, 2008, the Company had $761.0 million of debt obligations payable within one year, substantially all of which matures in September 2009 and December 2009. The Company plans to address these obligations through the capital markets or other arrangements; however, access to the capital markets or successful negotiation of other arrangements cannot be assured.

Ongoing Initiatives

Through the Project Acceleration restructuring program and other initiatives, the Company has made significant progress in improving capacity utilization rates to deliver productivity savings and increasing the use of strategic sourcing partners. In order to achieve logistical excellence and optimize its geographic footprint, the Company continues to evaluate its supply chain to identify opportunities to realize efficiencies in purchasing, distribution and transportation. The Company expects to incur between $100 and $150 million ($80 and $120 million after-tax) of Project Acceleration restructuring costs in 2009.

The Company strives to leverage the common business activities and best practices of its business units, and to build one common culture of shared values with a focus on collaboration and teamwork. Through this initiative, the Company has established regional shared services centers to leverage non-market facing functional capabilities to reduce costs. The Company has also begun migrating multiple legacy systems and users to a common SAP global information platform in a phased, multi-year rollout. SAP is expected to enable the Company to integrate and manage its worldwide business and reporting processes more efficiently. To date, the North American operations of its Home & Family and Office Products segments have successfully gone live with their SAP implementation efforts.

CONSOLIDATED RESULTS OF OPERATIONS

The Company believes the selected data and the percentage relationship between net sales and major categories in the Consolidated Statements of Operations are important in evaluating the Company's operations. The following table sets forth items from the Consolidated Statements of Operations as reported and as a percentage of net sales for the year ended December 31, (in millions, except percentages):

	2008		2007		2006	
Net sales	**$6,470.6**	**100.0 %**	$6,407.3	100.0 %	$6,201.0	100.0 %
Cost of products sold	**4,347.4**	**67.2**	4,150.1	64.8	4,131.0	66.6
Gross margin	**2,123.2**	**32.8**	2,257.2	35.2	2,070.0	33.4
Selling, general and administrative expenses	**1,502.7**	**23.2**	1,430.9	22.3	1,347.0	21.7
Impairment charges	**299.4**	**4.6**	—	—	—	—
Restructuring costs	**120.3**	**1.9**	86.0	1.3	66.4	1.1
Operating income	**200.8**	**3.1**	740.3	11.6	656.6	10.6
Nonoperating expenses:						
Interest expense, net	**137.9**	**2.1**	104.1	1.6	132.0	2.1
Other expense, net	**61.1**	**1.0**	7.3	0.1	9.7	0.2
Net nonoperating expenses	**199.0**	**3.1**	111.4	1.7	141.7	2.3
Income from continuing operations before income taxes	**1.8**	**—**	628.9	9.8	514.9	8.3
Income taxes	**53.6**	**0.8**	149.7	2.3	44.2	0.7
(Loss) income from continuing operations	**(51.8)**	**(0.8)**	479.2	7.5	470.7	7.6
Loss from discontinued operations, net of tax	**(0.5)**	**—**	(12.1)	(0.2)	(85.7)	(1.4)
Net (loss) income	**$ (52.3)**	**(0.8)%**	$ 467.1	7.3 %	$ 385.0	6.2 %

Results of Operations—2008 vs. 2007

Net sales for 2008 were $6,470.6 million, representing an increase of $63.3 million, or 1%, from $6,407.3 million for 2007. The Technical Concepts and Aprica acquisitions increased sales by $204.7 million, or 3.2%, over the prior year, and foreign currency contributed 0.8% of sales growth. Excluding the impacts of acquisitions, mid single-digit sales growth in the Home & Family segment was more than offset by a high single-digit decline in the Tools & Hardware segment and low single-digit declines in the Cleaning, Organization & Décor and Office Products segments.

Gross margin, as a percentage of net sales, for 2008 was 32.8%, or $2,123.2 million, versus 35.2%, or $2,257.2 million, for 2007. Positive pricing and savings from Project Acceleration of approximately $40.0 million were more than offset by the impact of raw material and sourced goods inflation as well as lower manufacturing volumes and unfavorable product mix experienced during the fourth quarter of 2008.

SG&A expenses for 2008 were 23.2% of net sales, or $1,502.7 million, versus 22.3% of net sales, or $1,430.9 million, for 2007. The $71.8 million increase was primarily driven by SG&A expenses associated with the Technical Concepts and Aprica acquisitions and the impact of foreign currency, which more than offset the impacts of the Company's management of structural and strategic SG&A spending.

The Company recorded restructuring costs of $120.3 million and $86.0 million for 2008 and 2007, respectively. The increase in restructuring costs for 2008 compared to the prior year is primarily attributable to $36.0 million of asset impairment charges recorded in 2008 associated with the Company's plan to divest, downsize or exit certain product categories where resin is the primary component of cost of products sold. The 2008 restructuring costs included $46.1 million of facility and other exit costs, including the $36.0 million of asset impairment charges noted above, $57.5 million of employee severance, termination benefits and employee relocation costs, and $16.7 million of exited contractual commitments and other restructuring costs, of which $3.1 million relates to the Company's 2001 Restructuring Plan. The 2007 restructuring costs included $27.7 million of facility and other exit costs, $36.4 million of employee severance and termination benefits and $21.9 million of exited contractual commitments and other restructuring costs. See Footnote 4 of the Notes to Consolidated Financial Statements for further information.

Project Acceleration is designed to reduce manufacturing overhead, better align the Company's distribution and transportation processes, and reorganize the overall business structure to align with the Company's core organizing concept, the global business unit, to achieve best total cost. Project Acceleration is expected to be fully implemented in 2010 and is expected to result in cumulative restructuring costs over the life of the initiative totaling between $475 and $500 million ($405 and $425 million after-tax), including $250 to $270 million of employee-related costs, $155 to $175 million in non-cash asset-related costs, and $50 to $70 million in other associated restructuring costs. Approximately 67% of the Project Acceleration restructuring costs are expected to be cash charges.

The adverse impact of the macroeconomic environment on the Company during the fourth quarter of 2008, particularly the decrease in consumer demand, combined with the updated outlook for certain business units led the Company to evaluate the carrying value of goodwill as of December 31, 2008. As a result of this evaluation, the Company recorded a non-cash impairment charge of $299.4 million during the fourth quarter of 2008 principally related to goodwill of certain business units in the Tools & Hardware and Office Products segments. No similar impairment charges were recorded in 2007 or 2006. The Company may be required to perform additional impairment tests based on changes in the economic environment and other factors which could result in additional impairment charges in the future.

Operating income for 2008 was $200.8 million, or 3.1% of net sales, versus $740.3 million, or 11.6% of net sales, in 2007. The $539.5 million decline in operating income is primarily attributable to the $299.4 million of impairment charges noted above, the impact of raw material and sourced goods inflation on gross margin and the $36.0 million of Project Acceleration asset impairment charges in 2008 discussed above, partially offset by gross margin improvements from productivity initiatives and favorable pricing during 2008.

Interest expense, net, for 2008 was $137.9 million versus $104.1 million for 2007. The $33.8 million year-over-year increase was primarily driven by additional borrowings in 2008 used to fund the acquisitions of Aprica and Technical Concepts.

Other expense, net, for 2008 was $61.1 million versus $7.3 million for 2007. The increase in other expense, net, in 2008 is primarily attributable to the $52.2 million loss on debt extinguishment relating to the Company's redemption of its $250.0 million of Reset notes in July 2008.

The Company recognized income tax expense of $53.6 million for 2008, compared to $149.7 million for 2007. The decrease in tax expense was primarily a result of a decrease in income from continuing operations before income taxes in 2008 compared to 2007. The impact of the decrease in operating income from 2007 to 2008 on income tax expense was partially offset by a decrease in the tax rates applied to the various discrete expenses, including restructuring and impairment charges, in 2008 compared to 2007, which had the effect of increasing income tax expense in 2008 compared to 2007. Income tax expense for 2008 and 2007 was favorably impacted by the recognition of net income tax benefits of $29.9 million and $41.3 million, respectively, primarily related to favorable outcomes from the IRS's review of specific deductions and accrual reversals for items for which the statute of limitations expired. See Footnote 15 of the Notes to Consolidated Financial Statements for further information.

For 2007, the Company recognized a loss from operations of discontinued operations of $0.2 million, net of tax, related to the results of the remaining operations of the Home Décor Europe business and a loss on disposal of discontinued operations of $11.9 million, net of tax, related primarily to the disposal of the remaining operations of the Home Décor Europe business.

Results of Operations—2007 vs. 2006

Net sales for 2007 were $6,407.3 million, representing an increase of $206.3 million, or 3.3%, from $6,201.0 million for 2006. Foreign currency contributed approximately 2.0% of sales growth. Excluding the effects of foreign currency, sales increased 1.3%. The increase was primarily related to mid single-digit sales growth in the Home & Family and Cleaning, Organization & Décor segments, partially offset by a decrease in Office Products sales.

Gross margin, as a percentage of net sales, for 2007 was 35.2%, or $2,257.2 million, versus 33.4%, or $2,070.0 million, for 2006. Ongoing productivity initiatives, favorable mix, and savings from Project Acceleration, which contributed approximately $45 million to gross margin, drove the 185 basis point improvement year over year, with pricing offsetting raw material inflation.

SG&A expenses for 2007 were 22.3% of net sales, or $1,430.9 million, versus 21.7% of net sales, or $1,347.0 million, for 2006. Approximately 38% of the increase is attributable to foreign currency, with the remainder due to investments in brand building, product development and other corporate initiatives, including SAP and Shared Services. These investments were partially offset by $15 million in savings from Project Acceleration and other structural overhead reductions.

The Company recorded restructuring costs of $86.0 million and $66.4 million for 2007 and 2006, respectively. The 2007 restructuring costs included $27.7 million of facility and other exit costs, $36.4 million of employee severance and termination benefits and $21.9 million of exited contractual commitments and other restructuring costs. The 2006 restructuring costs included $14.9 million of facility and other exit costs, $44.7 million of employee severance and termination benefits and $6.8 million of exited contractual commitments and other restructuring costs. See Footnote 4 of the Notes to Consolidated Financial Statements for further information.

Operating income for 2007 was $740.3 million, or 11.6% of net sales, versus $656.6 million, or 10.6% of net sales, in 2006. This increase was driven by sales and gross margin expansion, partially offset by the increased investment in brand building and product development initiatives, expansion of Shared Services and implementation of SAP.

Net nonoperating expenses for 2007 were 1.7% of net sales, or $111.4 million, versus 2.3% of net sales, or $141.7 million, for 2006. The decrease in net nonoperating expenses was mainly attributable to a decrease in interest expense, reflecting a reduction in average debt outstanding year over year and slightly lower average borrowing rates.

The Company recognized income tax expense of $149.7 million for 2007, compared to $44.2 million for 2006. The increase in tax expense was primarily a result of an increase in income from continuing operations before income taxes in 2007 compared to 2006, partially offset by a decrease in income tax benefits recorded in 2007 compared to 2006. Income tax expense for 2007 and 2006 were favorably impacted by the recognition of net income tax benefits of $41.3 million and $102.8 million, respectively, primarily related to the favorable resolution of certain tax positions, the expiration of the statute of limitations on certain deductions, and the reorganization of certain legal entities in Europe.

The loss from discontinued operations for 2007 was $12.1 million, compared to $85.7 million for 2006. The loss on the disposal of discontinued operations for 2007 was $11.9 million, net of tax, compared to a gain of $0.7 million, net of tax, for 2006. The 2007 loss related primarily to the disposal of the remaining operations of the Home Décor Europe business. The 2006 gain related primarily to the disposal of the Little Tikes business, partially offset by the loss recognized on the disposal of portions of the Home Décor Europe business. The loss from operations of discontinued operations for 2007 was $0.2 million, net of tax, compared to $86.4 million, net of tax, for 2006. The 2006 amount primarily relates to the Little Tikes and Home Décor Europe businesses and includes a $50.9 million impairment charge to write off goodwill of the Home Décor Europe business. See Footnote 3 of the Notes to Consolidated Financial Statements for further information.

BUSINESS SEGMENT OPERATING RESULTS

2008 vs. 2007 Business Segment Operating Results

Net sales by segment were as follows for the year ended December 31, (in millions, except percentages):

	2008	2007	% Change
Cleaning, Organization & Décor	**$2,147.3**	$2,096.4	2.4 %
Office Products	**2,005.8**	2,042.3	(1.8)
Tools & Hardware	**1,200.3**	1,288.7	(6.9)
Home & Family	**1,117.2**	979.9	14.0
Total net sales	**$6,470.6**	$6,407.3	1.0 %

Operating income by segment was as follows for the year ended December 31, (in millions, except percentages):

	2008	2007	% Change
Cleaning, Organization & Décor	**$ 238.6**	$273.3	(12.7)%
Office Products	**215.8**	317.9	(32.1)
Tools & Hardware	**145.3**	181.5	(19.9)
Home & Family	**102.7**	135.6	(24.3)
Corporate	**(81.9)**	(82.0)	0.1
Impairment charges	**(299.4)**	—	
Restructuring costs	**(120.3)**	(86.0)	
Total operating income	**$ 200.8**	$740.3	(72.9)%

Cleaning, Organization & Décor

Net sales for 2008 were $2,147.3 million, an increase of $50.9 million, or 2.4%, from $2,096.4 million in 2007. The Technical Concepts acquisition increased sales $109.2 million, or 5.2%. Excluding the impact of acquisitions, sales decreased $58.3 million, or 2.8%, as high single-digit growth in the Rubbermaid Food business and mid single-digit growth in the Rubbermaid Commercial business were more than offset by softness in the Rubbermaid Home and Décor businesses.

Operating income for 2008 was $238.6 million, or 11.1% of sales, a decrease of $34.7 million from $273.3 million, or 13.0% of sales, in 2007. Significant raw material inflation, particularly in resin, and lower manufacturing volume more than offset the contribution from favorable pricing and the Technical Concepts acquisition during 2008.

Office Products

Net sales for 2008 were $2,005.8 million, a decrease of $36.5 million, or 1.8%, from $2,042.3 million in 2007. Favorable foreign currency and growth in the segment's international businesses in local currency was more than offset by a decline in domestic sales driven by adverse economic conditions in the U.S., including lower consumer demand and inventory management at U.S. retailers. The European business benefited in comparison to prior year from softer sales in 2007 driven mainly by service level interruptions that did not repeat in 2008.

Operating income for 2008 was $215.8 million, or 10.8% of sales, a decrease of $102.1 million from $317.9 million, or 15.6% of sales, in 2007, as positive pricing and favorable foreign currency were more than offset by raw material inflation, unfavorable mix and core sales declines in North America. Additionally, in response to significant sales declines during the fourth quarter of 2008, the Company reduced production at certain manufacturing facilities and accelerated SKU rationalization efforts. These efforts contributed to the decline in operating income year-over-year.

Tools & Hardware

Net sales for 2008 were $1,200.3 million, a decrease of $88.4 million, or 6.9%, from $1,288.7 million in 2007. Contributions from favorable foreign currency and positive pricing were more than offset by declines in core sales in the segment's domestic businesses, attributable to continued declines in the U.S. residential construction market, retail inventory management and increased softness in industrial and commercial channels.

Operating income for 2008 was $145.3 million, or 12.1% of sales, a decrease of $36.2 million from $181.5 million, or 14.1% of sales, in 2007, as contributions from SG&A expenses reduction initiatives, favorable pricing and productivity improvements were more than offset by raw material inflation, unfavorable mix and core sales declines in North America.

Home & Family

Net sales for 2008 were $1,117.2 million, an increase of $137.3 million, or 14.0%, from $979.9 million in 2007. The Aprica acquisition increased sales $95.5 million, or 9.7%. The remaining increase of $41.8 million, or 4.3%, was primarily attributable to high single-digit growth in the Baby & Parenting Essentials business attributable to product launches and favorable pricing during 2008.

Operating income for 2008 was $102.7 million, or 9.2% of sales, a decrease of $32.9 million from $135.6 million, or 13.8% of sales, in 2007, as contributions from core sales increases and positive pricing were more than offset by unfavorable mix, sourced product inflation and an increase in strategic SG&A spending for new product launches and brand-building investments, mainly related to Aprica. Additionally, child safety protection laws enacted during the latter half of 2008 contributed to the year-over-year decline in operating income for the Baby & Parenting Essentials business unit.

2007 vs. 2006 Business Segment Operating Results

Net sales by segment were as follows for the year ended December 31, (in millions, except percentages):

	2007	2006	% Change
Cleaning, Organization & Décor	$2,096.4	$1,995.7	5.0 %
Office Products	2,042.3	2,031.6	0.5
Tools & Hardware	1,288.7	1,262.2	2.1
Home & Family	979.9	911.5	7.5
Total Net Sales	$6,407.3	$6,201.0	3.3 %

Operating income by segment was as follows for the year ended December 31, (in millions, except percentages):

	2007	2006	% Change
Cleaning, Organization & Décor	$ 273.3	$ 209.1	30.7 %
Office Products	317.9	287.0	10.8
Tools & Hardware	181.5	185.0	(1.9)
Home & Family	135.6	117.9	15.0
Corporate	(82.0)	(76.0)	(7.9)
Restructuring costs	(86.0)	(66.4)	
Total Operating Income	$ 740.3	$ 656.6	12.7 %

Cleaning, Organization & Décor

Net sales for 2007 were $2,096.4 million, an increase of $100.7 million, or 5.0%, from $1,995.7 million in 2006, driven by double-digit sales growth in Rubbermaid Commercial, resulting from new product launches during the year, mid single-digit growth in Rubbermaid Home due to growth in sales of home organization and insulated products, and low single-digit growth in the Rubbermaid Food and Décor businesses.

Operating income for 2007 was $273.3 million, or 13.0% of sales, an increase of $64.2 million from $209.1 million, or 10.5% of sales, in 2006. The improvement in operating income was the result of sales growth driven by strategic SG&A investments and gross margin expansion, resulting from productivity gains and favorable mix.

Office Products

Net sales for 2007 were $2,042.3 million, an increase of $10.7 million, or 0.5% from $2,031.6 million in 2006. Growth in the Office Technology business, driven by increased sales in the Dymo business and the acquisition of Endicia, along with favorable foreign currency, was offset by overall softness in the U.S. resulting from weaker foot traffic in the North American office retailers and inventory corrections taken within that same channel.

Operating income for 2007 was $317.9 million, or 15.6% of sales, an increase of $30.9 million from $287.0 million, or 14.1% of sales, in 2006. This increase primarily resulted from gross margin expansion, resulting from favorable mix and pricing initiatives, partially offset by increased investment in brand building activities.

Tools & Hardware

Net sales for 2007 were $1,288.7 million, an increase of $26.5 million, or 2.1%, from $1,262.2 million in 2006. The successful commercialization of certain products, particularly industrial bandsaw blades, and favorable foreign currency drove sales growth in Europe and Latin America, which more than offset continued softness in the domestic tool and hardware businesses affected primarily by the U.S. residential construction market. The Construction Tools & Accessories and Industrial Products & Services businesses combined yielded mid single-digit growth for the year.

Operating income for 2007 was $181.5 million, or 14.1% of sales, a decrease of $3.5 million from $185.0 million, or 14.7% of sales, in 2006. Top line growth and productivity initiatives were more than offset by investments in strategic brand building.

Home & Family

Net sales for 2007 were $979.9 million, an increase of $68.4 million, or 7.5%, from $911.5 million in 2006. Broad based success in all three business units was fueled by new product launches and better sell-through resulting from demand creation activities.

Operating income for 2007 was $135.6 million, or 13.8% of sales, an increase of $17.7 million from $117.9 million, or 12.9% of sales, in 2006. The increase was primarily driven by top line sales growth supported by increased SG&A investments.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

Cash and cash equivalents (decreased) increased as follows for the year ended December 31, (in millions):

	2008	2007	2006
Cash provided by operating activities	**$ 454.9**	$ 655.3	$ 643.4
Cash used in investing activities	**(804.1)**	(265.6)	(11.9)
Cash provided by (used in) financing activities	**306.0**	(266.8)	(550.1)
Exchange rate effect on cash and cash equivalents	**(10.6)**	5.3	4.1
(Decrease) increase in cash and cash equivalents	**$ (53.8)**	$ 128.2	$ 85.5

In the cash flow statement, the changes in operating assets and liabilities are presented excluding the effects of changes in foreign currency exchange rates and the effects of acquisitions, as these do not reflect actual cash flows. Accordingly, the amounts in the cash flow statement differ with changes in the operating assets and liabilities that are presented in the balance sheet.

Sources

Historically, the Company's primary sources of liquidity and capital resources have included cash provided by operations, proceeds from divestitures, issuance of debt, and use of available borrowing facilities.

Cash provided by operating activities for the year ended December 31, 2008 was $454.9 million compared to $655.3 million for the prior year. The decrease is attributable primarily to lower income from continuing operations, a reduction in accounts payable, and the timing of payments of accrued liabilities, including income taxes, partially offset by working capital reductions driven by improved collection on accounts receivables and tighter management of inventory levels. Cash provided by operating activities for 2007 reflect an increase of $11.9 million from $643.4 million in 2006, primarily attributable to increased net income, offset by increased investments in working capital, including cash restructuring costs.

In 2008, the Company received proceeds of $1,318.0 million from the issuance of debt compared to $420.8 million in 2007. In September 2008, the Company entered into a $400.0 million credit agreement, under which the Company received an unsecured three-year term loan in the amount of $400.0 million (the "Term Loan"). Net proceeds from the Term Loan were used to repay outstanding commercial paper and for general corporate purposes. In March 2008, the Company completed the offering and sale of senior unsecured notes, consisting of $500.0 million in 5.50% senior unsecured notes due April 2013 and $250.0 million in 6.25% senior unsecured notes due April 2018. Net proceeds from this offering were used to fund acquisitions, repay debt, and for general corporate purposes. Proceeds from the issuance of debt in 2007 include the issuance of commercial paper to fund acquisitions and the repayment of a five-year, $250.0 million medium term note that matured in 2007. Proceeds from the issuance of debt in 2006 were $177.0 million.

Uses

Historically, the Company's primary uses of liquidity and capital resources have included acquisitions, dividend payments, capital expenditures and payments on debt.

The Company made payments on notes payable, commercial paper and long-term debt of $772.5 million, $478.3 million and $511.0 million in 2008, 2007 and 2006, respectively. In July 2008, the Company redeemed its $250.0 million of Reset notes due July 2028 for $302.2 million, which includes the Company's purchase of the remarketing option embedded in the Reset notes from a third party for $52.2 million. In July 2008, the Company also repaid $65.0 million of its $75.0 million outstanding 6.11% medium term notes due July 2028 in accordance with the terms of the notes. The Company utilized its commercial paper program to fund the redemption of the Reset notes, the purchase of the remarketing option, and the repayment of the $65.0 million of 6.11% medium term notes due July 2028. The remaining payments made on debt during 2008 mainly represent the pay off of commercial paper. In 2007, the Company retired a five-year, $250 million, 6% fixed rate note, at maturity, and made payments on commercial paper. In 2006, the Company used available cash to pay off commercial paper and retire a $150.0 million, 6.6% fixed rate medium-term note that matured. See Footnote 9 of the Notes to Consolidated Financial Statements for additional information on these transactions.

Cash used for acquisitions was $655.7 million, $106.0 million, and $60.6 million in 2008, 2007 and 2006, respectively. The cash used in 2008 relates primarily to the acquisitions of Technical Concepts and Aprica, while cash used in 2007 included the acquisition of Endicia. The Company did not invest in significant acquisitions in 2006. See Footnote 2 of the Notes to Consolidated Financial Statements for further information.

Aggregate dividends paid were $234.5 million, $234.7 million and $232.8 million in 2008, 2007 and 2006, respectively.

Capital expenditures were $157.8 million, $157.3 million and $138.3 million in 2008, 2007 and 2006, respectively. The largest single capital project in each of 2008, 2007 and 2006 was the implementation of SAP.

Cash used for restructuring activities was $60.9 million, $53.1 million, and $26.1 million in 2008, 2007 and 2006, respectively, and is included in the cash flows from operating activities. These payments relate primarily to employee termination benefits.

Financial Position

The Company is committed to maintaining a strong financial position through maintaining sufficient levels of available liquidity, managing working capital, and monitoring the Company's overall capitalization.

- Cash and cash equivalents at December 31, 2008 were $275.4 million, and the Company had $690.0 million available for borrowing under its syndicated revolving credit facility (the "Revolver").
- Working capital at December 31, 2008 was $187.9 million compared to $87.9 million at December 31, 2007, and the current ratio at December 31, 2008 was 1.09:1 compared to 1.03:1 at December 31, 2007. The increase in working capital and the current ratio is primarily due to the repayment of current maturities of long-term debt and commercial paper during 2008 with proceeds from the Term Loan.
- The Company monitors its overall capitalization by evaluating total debt to total capitalization. Total debt to total capital capitalization is defined as the sum of short- and long-term debt, less cash, divided by the sum of total debt and stockholders' equity, less cash. Total debt to total capitalization was .62:1 at December 31, 2008 and .45:1 at December 31, 2007. The Company's debt to total capitalization in 2008 was adversely impacted by the performance of the Company's pension plan assets in 2008, fluctuations in foreign currency, borrowings to fund the acquisitions of Aprica and Technical Concepts, and the net loss recorded in 2008 which was primarily attributable to the impairment charges totaling $299.4 million.

Over the long-term, the Company plans to improve its current ratio and total debt to total capitalization by improving operating results, managing working capital and using cash generated from operations to repay certain debt maturities. In addition, the Company reduced the dividend payable on its common stock by 50%.

Borrowing Arrangements

The Company's Revolver expires in November 2012. As of December 31, 2008, there were no borrowings outstanding under the Revolver, and the Company had $690.0 million available for borrowing. In lieu of borrowings under the Revolver, the Company may issue up to $690.0 million of commercial paper. The Revolver provides the committed backup liquidity required to issue commercial paper. Accordingly, commercial paper may only be issued up to the amount available for borrowing under the Revolver. However, the Company's current short-term debt credit ratings, coupled with turmoil in the credit markets, may preclude it from accessing the commercial paper market. The Revolver also provides for the issuance of up to $100.0 million of standby letters of credit so long as there is a sufficient amount available for borrowing under the Revolver. There was no commercial paper outstanding at December 31, 2008, and there were no standby letters of credit issued under the Revolver.

The Company has several covenants under its Revolver and Term Loan facilities, two of which are interest coverage and debt to total capitalization. As of December 31, 2008, the Company had complied with all covenants under the facilities and had sufficiently exceeded the requirements for both the interest coverage and debt to total capitalization covenants. A failure to maintain the financial covenants would impair the Company's ability to borrow under the Revolver and Term Loan.

Debt

The Company's objective is to finance the business through the appropriate mix of short-term and long-term debt. The Company has varying needs for short-term working capital financing as a result of the seasonal nature of its business. The volume and timing of production impacts the Company's cash flows and involves increased production in the first quarter of the year to meet increased customer demand through the remainder of the year. Working capital fluctuations have historically been financed through the commercial paper markets in the U.S., which is supported by the Revolver. However, access to the commercial paper market cannot be assured with the Company's current short-term debt credit ratings and, therefore, the Company may be required to access the Revolver for future working capital needs.

Total debt increased $694.4 million to $2.9 billion as of December 31, 2008 from $2.2 billion as of December 31, 2007. The increase in 2008 resulted from the issuance of $750.0 million of senior unsecured notes in March 2008 and $400.0 million borrowed pursuant to the Term Loan, offset by the repayment of $315.0 million of medium term notes and $197.0 million of commercial paper. The December 31, 2008 debt balance was also affected by the mark-to-market adjustments necessary to record the fair value of interest rate hedges of fixed rate debt, pursuant to Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Investments and Hedging Activities," as amended. The mark-to-market adjustments increased the carrying value of debt by $62.3 million in 2008 compared to 2007.

As of December 31, 2008, the Company had $761.0 million of short-term debt, including a floating rate note of $448.0 million related to its 2001 receivables facility that matures in September 2009, a $50.0 million principal payment on the Term Loan due in September 2009, and $250.0 million of medium term notes that mature in December 2009. The Company plans to address these obligations through the capital markets or other arrangements; however, access to the capital markets cannot be assured, particularly in light of the recent turmoil and uncertainty in the global credit markets, the February 2009 downgrade by Moody's and Standard & Poor's of the Company's credit ratings to the lowest rating considered "investment grade," and alternative financing arrangements may result in higher borrowing costs for the Company.

Pension Obligations

The Company has adopted and sponsors pension plans in the U.S. and in various other countries. The Company's ongoing funding requirements for its pension plans are largely dependent on the value of each of the plan's assets and the investment returns realized on plan assets. In 2008, total contributions to all of the Company's pension plans totaled approximately $32.6 million. During 2008, the Company's primary U.S. defined benefit pension plan moved from a near fully funded status to an approximate $260.0 million underfunded status, driven by a decrease in the value of plan assets. Because of this situation, the Company currently expects to make contributions to its primary U.S. defined benefit pension plan of approximately $50 to $75 million in 2009, which is in addition to the $25.0 million of contributions expected to be made to the Company's other pension plans in 2009.

Future increases or decreases in pension liabilities and required cash contributions are highly dependent on changes in interest rates and the actual return on plan assets. The Company determines its plan asset investment mix, in part, on the duration of each plan's liabilities. Across all plans, at December 31, 2008, approximately 41% of assets are invested in equities, 23% in fixed income investments, 17% in cash and 19% in other investments. To the extent each plan's assets decline in value or do not generate the returns expected by the Company, the Company may be required to make contributions to the pension plans to ensure the pension obligations are adequately funded as required by law or mandate.

Dividends

In January 2009, the Company reduced the quarterly dividend payable on its common stock from $0.21 per share to $0.105 per share. The Company currently expects to maintain this dividend rate throughout 2009; however, the payment of dividends to holders of the Company's common stock remains at the discretion of the Board of Directors and will depend upon many factors, including the Company's financial condition, earnings, legal requirements and other factors the Board of Directors deems relevant.

Credit Ratings

The Company's credit ratings are periodically reviewed by rating agencies. In February 2009, Moody's Investors Service downgraded the Company's long-term debt rating from Baa2 to Baa3 and its short-term debt rating from P-2 to P-3, and Standard & Poor's downgraded the Company's long-term rating from BBB+ to BBB- and its short-term debt rating from A-2 to A-3. Both Moody's and Standard & Poor's reaffirmed their Negative outlook. The Company's current senior debt credit ratings from Moody's Investors Service, Standard & Poor's and Fitch Ratings are Baa3, BBB- and BBB, respectively. Its current short-term debt credit ratings from Moody's Investors Service, Standard & Poor's and Fitch Ratings are P-3, A-3 and F-2, respectively. Changes in the Company's operating results, cash flows, or financial position could impact the ratings assigned by the various rating agencies. Refer to Item 1A. Risk Factors for a more detailed discussion of the Company's credit ratings.

Outlook

In 2009, the Company expects to generate sufficient cash flows from operations to contribute $75 to $100 million to its foreign and U.S. pension plans, use $100 million of cash for restructuring activities related to Project Acceleration, and fund capital expenditures of approximately $150 million, which include expenditures associated with the implementation of SAP.

Overall, the Company believes that available cash and cash equivalents, cash flows generated from future operations, access to capital markets, and availability under the Revolver, will be adequate to support the cash needs of existing businesses, assuming the Company refinances its maturing short-term debt in 2009.

RESOLUTION OF INCOME TAX CONTINGENCIES

In 2008, 2007 and 2006, the Company recorded $29.9 million, $41.3 million and $102.8 million, respectively, in net income tax benefits as a result of favorable resolution of certain tax matters with the IRS, the settlement of certain tax contingency reserves, the reversal of a valuation allowance, the expiration of the statute of limitations on certain tax matters and the reorganization of certain legal entities in Europe. These benefits are reflected in the Company's 2008, 2007 and 2006 Consolidated Statements of Operations. The ultimate resolution of outstanding tax matters may be different than that reflected in the historical income tax provisions and accruals, which may adversely impact future operating results and cash flows.

CONTRACTUAL OBLIGATIONS, COMMITMENTS AND OFF-BALANCE SHEET ARRANGEMENTS

The Company has various contractual obligations that are recorded as liabilities in its consolidated financial statements. Certain other items, such as purchase commitments and other executory contracts, are not recognized as liabilities in the Company's consolidated financial statements but are required to be disclosed. Examples of items not recognized as liabilities in the Company's consolidated financial statements are commitments to purchase raw materials or inventory that has not yet been received as of December 31, 2008 and future minimum lease payments for the use of property and equipment under operating lease agreements.

The following table summarizes the effect that lease and other material contractual obligations are expected to have on the Company's cash flow in the indicated period. In addition, the table reflects the timing of principal and interest payments on borrowings outstanding as of December 31, 2008. Additional details regarding these obligations are provided in the Notes to Consolidated Financial Statements (in millions):

	Payments Due by Period				
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Debt [1]	$2,863.5	$ 750.0	$604.1	$ 782.5	$ 726.9
Interest on debt [2]	837.5	127.4	181.6	128.0	400.5
Operating lease obligations [3]	437.4	95.2	134.1	90.0	118.1
Capital Lease Obligations [4]	7.5	2.7	2.0	0.8	2.0
Purchase obligations [5]	248.7	237.4	11.3	—	—
Total contractual obligations [6]	$4,394.6	$1,212.7	$933.1	$1,001.3	$1,247.5

(1) Amounts represent contractual obligations based on the earliest date that the obligation may become due, excluding interest, based on borrowings outstanding as of December 31, 2008. For further information relating to these obligations, see Footnote 9 of the Notes to Consolidated Financial Statements.

(2) Amounts represent estimated interest expense on borrowings outstanding as of December 31, 2008 based on the earliest date that the obligation may become due. Interest on floating debt was estimated using the index rate in effect as of December 31, 2008. For further information, see Footnote 9 of the Notes to Consolidated Financial Statements.

(3) Amounts represent contractual minimum lease obligations on operating leases as of December 31, 2008. For further information relating to these obligations, see Footnote 11 of the Notes to Consolidated Financial Statements.

(4) Amounts represent contractual obligations based on the earliest date that the obligations are due as provided in the lease agreements as of December 31, 2008. Capital lease obligation balances are classified as Current portion of long-term debt and Long-term debt in the Company's Consolidated Balance Sheet at December 31, 2008.

(5) Primarily consists of purchase commitments entered into as of December 31, 2008 for finished goods, raw materials, components and services and joint venture interests pursuant to legally enforceable and binding obligations, which include all significant terms. The Company purchased the minority interest of a majority owned subsidiary in the first quarter of 2009 for approximately $30.0 million which is included in the purchase obligations amount shown in the table above.

(6) Total does not include contractual obligations reported on the December 31, 2008 balance sheet as current liabilities, except for Current portion of long-term debt.

The Company also has liabilities for uncertain tax liabilities and unrecognized tax benefits. As a large taxpayer, the Company is under continual audit by the IRS and other taxing authorities on several open tax positions, and it is possible that the amount of the liability for uncertain tax liabilities and unrecognized tax benefits could change in the coming year. While it is possible that one or more of these examinations may be resolved in the next year, the Company is not able to reasonably estimate the timing or the amount by which the liability will increase or decrease over time; therefore, the $164.2 million in unrecognized tax benefits, including interest and penalties, at December 31, 2008 is excluded from the preceding table. See Footnote 15 of the Notes to Consolidated Financial Statements for additional information.

Additionally, the Company has obligations with respect to its pension and postretirement medical benefit plans which are excluded from the preceding table. The timing and amounts of the funding requirements are uncertain because they are dependent on interest rates and actual returns on plan assets, among other factors. As of December 31, 2008, the Company had liabilities related to its unfunded and underfunded pension and postretirement benefit plans of $607.7 million. See Footnote 12 of the Notes to Consolidated Financial Statements for further information.

As of December 31, 2008, the Company had $82.2 million in standby letters of credit primarily related to the Company's self-insurance programs, including workers' compensation, product liability and medical. See Footnote 19 of the Notes to Consolidated Financial Statements for further information.

As of December 31, 2008, the Company did not have any significant off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

CRITICAL ACCOUNTING POLICIES

The Company's accounting policies are more fully described in Footnote 1 of the Notes to Consolidated Financial Statements. As disclosed in that footnote, the preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying footnotes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such differences may be material to the Consolidated Financial Statements. The following sections describe the Company's critical accounting policies.

Sales Recognition

Sales of merchandise and freight billed to customers are recognized when title passes and all substantial risks of ownership change, which generally occurs either upon shipment or upon delivery based upon contractual terms. Sales are net of provisions for cash discounts, returns, customer discounts (such as volume or trade discounts), cooperative advertising and other sales related discounts.

Recovery of Accounts Receivable

The Company evaluates the collectibility of accounts receivable based on a combination of factors. When aware of a specific customer's inability to meet its financial obligations, such as in the case of bankruptcy filings or deterioration in the customer's operating results or financial position, the Company records a specific reserve for bad debt to reduce the related receivable to the amount the Company reasonably believes is collectible. The Company also records reserves for bad debt for all other customers based on a variety of factors, including the length of time the receivables are past due and historical collection experience. Accounts are reviewed for potential write-off on a case by case basis. Accounts deemed uncollectible are written off, net of expected recoveries. If circumstances related to specific customers change, the Company's estimates of the recoverability of receivables could be further adjusted.

Inventory Reserves

The Company reduces its inventory value for estimated obsolete and slow moving inventory in an amount equal to the difference between the cost of inventory and the net realizable value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Goodwill and Other Indefinite-Lived Intangible Assets

In the third quarter of 2008, the Company conducted its annual test of impairment of goodwill and indefinite-lived intangible assets (primarily trademarks and trade names). The Company evaluates goodwill for impairment at the reporting unit level, which is one level below the operating segment level (herein referred to as the reporting unit). The Company conducts its annual test of impairment of goodwill and indefinite-lived intangible assets in the third quarter because it coincides with its annual strategic planning process. The Company also tests for impairment if events and circumstances indicate that it is more likely than not that the fair value of a reporting unit or an indefinite-lived intangible asset is below its carrying amount. The impact of the macroeconomic environment on the Company during the fourth quarter of 2008 combined with the updated outlook for certain business units during the period led the Company to evaluate the carrying value of goodwill as of December 31, 2008. As a result, during 2008, the Company completed its annual impairment test during the third quarter of 2008 and completed an impairment test as of December 31, 2008 based on events and circumstances that arose during the fourth quarter of 2008.

In its goodwill impairment testing, if the carrying amount of a reporting unit is greater than the fair value, impairment may be present. The Company assesses the fair value of its reporting units generally based on discounted cash flow models, market multiples of earnings, or an actual sales offer received from a prospective buyer, if available. The Company assesses the fair value of its indefinite lived intangible assets using a discounted cash flow model based on royalties estimated to be derived in the future use of the asset were the Company to license the use of the trademark or trade name. The Company's use of a discounted cash flow model to estimate the fair value of reporting units and intangible assets involves several assumptions, and changes in assumptions could materially impact fair value estimates. Assumptions critical to the Company's fair value estimates under the discounted cash flow models include discount rates, royalty rates, and cash flow projections, and inherent in cash flow projections are estimates regarding projected revenue growth rates, projected cost reductions and efficiencies, and projected long-term growth rates in the determination of terminal values.

The Company measures the amount of any goodwill impairment based upon the estimated fair value of the underlying assets and liabilities of the reporting unit, including any unrecognized intangible assets, and estimates the implied fair value of goodwill. The Company identifies unrecognized intangible assets, such as trade name and customer relationships, and uses discounted cash flow models to estimate the values of the reporting unit's recognized and unrecognized intangible assets. The estimated values of the reporting unit's intangible assets and net tangible assets are deducted from the reporting unit's total value to determine the implied fair value of goodwill. An impairment charge is recognized to the extent the recorded goodwill exceeds the implied fair value of goodwill. An impairment charge is also recorded if the carrying amount of an indefinite-lived intangible asset exceeds the estimated fair value on the measurement date.

For the annual impairment testing in the third quarter of 2008, the Company determined that the fair values of the reporting units and indefinite-lived intangible assets exceeded their carrying values. A one percentage point increase in the discount rate used to determine the fair values of the Company's reporting units, which were not deemed to be impaired based on the annual impairment testing in the third quarter, would not cause the carrying value of each respective reporting unit to exceed its fair value.

For the impairment testing as of December 31, 2008, the economic events and circumstances that arose during the fourth quarter of 2008, and the associated impact on the outlooks for certain of the Company's reporting units, led the Company to record a non-cash impairment charge of $299.4 million principally related to goodwill of certain business units in the Tools & Hardware and Office Products segments. See Footnote 7 of the Notes to Consolidated Financial Statements for further information.

The Company cannot predict the occurrence of events that might adversely affect the reported value of goodwill and other intangible assets. Such events may include, but are not limited to, strategic decisions made in response to economic and competitive conditions, the impact of the economic environment on the Company's customer base and net sales, a material negative change in its relationships with significant customers, or sustained declines in the Company's market capitalization relative to its reported stockholders' equity. The Company periodically evaluates the impact of economic and other conditions on the Company and its business units to assess whether impairment indicators are present. Subsequent to December 31, 2008, the Company's total market capitalization periodically declined below the Company's December 31, 2008 consolidated stockholders' equity balance. If the Company's total market capitalization is below consolidated stockholders' equity balance at a future reporting date or for a sustained period, the Company considers this an indicator of potential impairment of goodwill. The Company utilizes market capitalization in corroborating its assessment of the fair value of its reporting units. As a result, the Company may be required to perform additional impairment tests based on changes in the economic environment and other factors which could result in additional impairment charges in the future.

Capitalized Software Costs

The Company capitalizes costs associated with internal-use software during the application development stage after both the preliminary project stage has been completed and the Company's management has authorized and committed to funding for further project development. Capitalized internal-use software costs include: (i) external direct costs of materials and services consumed in developing or obtaining the software; (ii) payroll and payroll-related costs for employees who are directly associated with and who devote time directly to the project; and (iii) interest costs incurred while developing the software. Capitalization of these costs ceases no later than the point at which the project is substantially complete and ready for its intended purpose. The Company expenses as incurred research and development, general and administrative and indirect costs associated with internal-use software. In addition, the Company expenses as incurred training, maintenance and other internal-use software costs incurred during the post-implementation stage. Costs associated with upgrades and enhancements of internal-use software are only capitalized if such modifications result in additional functionality of the software. Capitalized software costs were $153.2 million at December 31, 2008. Capitalized interest costs included in capitalized software were not material as of December 31, 2008.

The Company amortizes internal-use software costs using the straight-line method over the estimated useful life of the software. Capitalized software costs are evaluated annually for indicators of impairment including but not limited to a significant change in available technology or the manner in which the software is being used. Impaired items are written down to their estimated fair values.

Other Long-Lived Assets

The Company continuously evaluates if impairment indicators related to its property, plant and equipment and other long-lived assets are present. These impairment indicators may include a significant decrease in the market price of a long-lived asset or asset group, a significant adverse change in the extent or manner in which a long-lived asset or asset group is being used or in its physical condition, or a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a forecast that demonstrates continuing losses associated with the use of a long-lived asset or asset group. If impairment indicators are present, the Company estimates the future cash flows for the asset or group of assets. The sum of the undiscounted future cash flows attributable to the asset or group of assets is compared to their carrying amount. The cash flows are estimated utilizing various assumptions regarding future revenue and expenses, working capital, and proceeds from asset disposals on a basis consistent with the Company's strategic plan. If the carrying amount exceeds the sum of the undiscounted future cash flows, the Company discounts the future cash flows using a discount rate required for a similar investment of like risk and records an impairment charge as the difference between the fair value and the carrying value of the asset group. Generally, the Company performs its testing of the asset group at the product-line level, as this is the lowest level for which identifiable cash flows are available.

Product Liability Reserves

The Company has a self-insurance program for product liability that includes reserves for self-retained losses and certain excess and aggregate risk transfer insurance. The Company uses historical loss experience combined with actuarial evaluation methods, review of significant individual files and the application of risk transfer programs in determining required product liability reserves. The Company's actuarial evaluation methods take into account claims incurred but not reported when determining the Company's product liability reserve. The Company has product liability reserves of $42.5 million as of December 31, 2008. While the Company believes that it has adequately reserved for these claims, the ultimate outcome of these matters may exceed the amounts recorded by the Company, and such additional losses may be material to the Company's Consolidated Financial Statements.

Legal and Environmental Reserves
The Company is subject to losses resulting from extensive and evolving federal, state, local and foreign laws and regulations, as well as contract and other disputes. The Company evaluates the potential legal and environmental losses relating to each specific case and determines the probable loss based on historical experience and estimates of cash flows for certain environmental matters. The estimated losses take into account anticipated costs associated with investigative and remediation efforts where an assessment has indicated that a probable liability has been incurred and the cost can be reasonably estimated. No insurance recovery is taken into account in determining the Company's cost estimates or reserve, nor do the Company's cost estimates or reserve reflect any discounting for present value purposes, except with respect to long-term operations and maintenance Comprehensive Environmental Response, Compensation and Liability ("CERCLA") matters which are estimated at present value. The Company's estimate of environmental response costs associated with these matters as of December 31, 2008 ranged between $12.6 million and $30.3 million. As of December 31, 2008, the Company had a reserve of $15.1 million for such environmental response costs in the aggregate, which is included in other accrued liabilities and other noncurrent liabilities in the Consolidated Balance Sheet.

Income Taxes
In accordance with SFAS No. 109, "Accounting for Income Taxes," the Company accounts for deferred income taxes using the asset and liability approach. Under this approach, deferred income taxes are recognized based on the tax effects of temporary differences between the financial statement and tax bases of assets and liabilities, as measured by current enacted tax rates. Valuation allowances are recorded to reduce the deferred tax assets to an amount that will more likely than not be realized. No provision is made for the U.S. income taxes on the undistributed earnings of non-U.S. subsidiaries as substantially all such earnings are permanently reinvested.

The Company's income tax provisions are based on calculations and assumptions that are subject to examination by the IRS and other tax authorities. Although the Company believes that the positions taken on previously filed tax returns are reasonable, it has established tax and interest reserves in recognition that various taxing authorities may challenge the positions taken, which could result in additional liabilities for taxes and interest. The Company regularly reviews its deferred tax assets for recoverability considering historical profitability, projected future taxable income, the expected timing of the reversals of existing temporary differences and tax planning strategies.

For uncertain tax positions, the Company applies the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), which requires application of a "more likely than not" threshold to the recognition and derecognition of tax positions. The Company's ongoing assessments of the more-likely-than-not outcomes of tax authority examinations and related tax positions require significant judgment and can increase or decrease the Company's effective tax rate as well as impact operating results. See Footnote 15 of the Notes to Consolidated Financial Statements for further information.

Pensions and Other Postretirement Benefits
Pension and other postretirement benefit costs and liabilities are dependent on assumptions used in calculating such amounts. The primary assumptions include factors such as discount rates, health care cost trend rates, expected return on plan assets, mortality rates and rate of compensation increases, discussed below:

- *Discount rates:* The Company generally estimates the discount rate for its pension and other postretirement benefit obligations using an iterative process based on a hypothetical investment in a portfolio of high-quality bonds that approximate the estimated cash flows of the pension and other postretirement benefit obligations. The Company believes this approach permits a matching of future cash outflows related to benefit payments with future cash inflows associated with bond coupons and maturities.
- *Health care cost trend rate:* The Company's health-care cost trend rate is based on historical retiree cost data, near term health care outlook, and industry benchmarks and surveys.
- *Expected return on plan assets:* The Company's expected return on plan assets is derived from reviews of asset allocation strategies and anticipated future long-term performance of individual asset classes. The Company's analysis gives appropriate consideration to recent plan performance and historical returns; however, the assumptions are primarily based on long-term, prospective rates of return.
- *Mortality rates:* Mortality rates are based on actual and projected plan experience.
- *Rate of compensation increase:* The rate of compensation increases reflects the Company's long-term actual experience and its outlook, including consideration of expected rates of inflation.

In accordance with generally accepted accounting principles, actual results that differ from the assumptions are accumulated and amortized over future periods, and therefore, generally affect recognized expense and the recorded obligation in future periods. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the Company's pension and other postretirement plan obligations and future expense. See Footnote 12 of the Notes to Consolidated Financial Statements for additional information on the assumptions used.

The following tables summarize the Company's pension and other postretirement plan assets and obligations included in the Consolidated Balance Sheet as of December 31, 2008 (in millions):

	U.S.	International
Pension plan assets and obligations, net:		
Prepaid benefit cost	**$ —**	**$ 45.2**
Accrued current benefit cost	**(7.0)**	**(3.8)**
Accrued noncurrent benefit cost	**(364.3)**	**(70.1)**
Net liability recognized in the Consolidated Balance Sheet	**$(371.3)**	**$(28.7)**

	U.S.
Other postretirement benefit obligations:	
Accrued current benefit cost	**$ (16.1)**
Accrued noncurrent benefit cost	**(146.4)**
Liability recognized in the Consolidated Balance Sheet	**$(162.5)**

The following table summarizes the net pre-tax cost associated with pensions and other postretirement benefit obligations in the Consolidated Statement of Operations for the year ended December 31, (in millions):

	2008	2007	2006
Net pension cost	**$18.3**	$14.4	$15.7
Net postretirement benefit costs	**8.8**	10.1	10.1
Total	**$27.1**	$24.5	$25.8

The Company used weighted-average discount rates of 6.0% and 6.3% to determine the expenses for 2008 for the pension and post retirement plans, respectively. The Company used a weighted-average expected return on assets of 7.9% to determine the expense for the pension plans for 2008. The following table illustrates the sensitivity to a change in certain assumptions for the pension and postretirement expenses, holding all other assumptions constant (in millions):

	Impact on 2008 Pension Expense
25 basis point decrease in discount rate	**+$1.7**
25 basis point increase in discount rate	**-$1.6**
25 basis point decrease in expected return on assets	**+$2.8**
25 basis point increase in expected return on assets	**-$2.8**

The total projected benefit obligations of the Company's pension and postretirement plans as of December 31, 2008 were $1.26 billion and $162.5 million, respectively. The Company used weighted average discount rates of 6.2% and 6.3% to determine the projected benefit obligations for the pension and postretirement plans, respectively, as of December 31, 2008. The following table illustrates the sensitivity to a change in certain assumptions for the projected benefit obligation for the pension and postretirement plans, holding all other assumptions constant (in millions):

	December 31, 2008 Impact on PBO
25 basis point decrease in discount rate	**+$42.9**
25 basis point increase in discount rate	**-$40.8**

The Company has $309.1 million (after-tax) of net unrecognized pension and other postretirement losses ($498.4 million pre-tax) included as a reduction to stockholders' equity at December 31, 2008. The unrecognized gains and losses primarily result from changes to life expectancies and other actuarial assumptions as well as actual returns on plan assets being more or less than expected. The unrecognized gain (loss) for each plan is amortized to expense over the average life of each plan. The net amount amortized to expense totaled $9.6 million (pre-tax) in 2008, and amortization of unrecognized net losses is expected to continue to result in increases in pension and other postretirement plan expenses for the foreseeable future. Changes in actuarial assumptions, actual returns on plan assets, and changes in the actuarially determined average life of the plans impact the amount of unrecognized gain (loss) recognized as expense annually.

NEW ACCOUNTING PRONOUNCEMENTS

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and requires expanded disclosures about fair value measurements. The Company prospectively adopted the effective provisions of SFAS 157 on January 1, 2008, as required for financial assets and liabilities. The adoption did not have a material impact on the consolidated financial statements. The FASB issued Staff Position 157-2 "Effective Date of FASB Statement No. 157" ("FSP 157-2"), which deferred the effective date of SFAS 157 as it relates to fair value measurement requirements for nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value on a recurring basis until January 1, 2009. The adoption of SFAS 157 for the Company's nonfinancial assets and nonfinancial liabilities is not expected to have a material impact on the Company's financial statements.

SFAS 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and defines fair value as the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). These valuation techniques are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. SFAS 157 utilizes a fair value hierarchy that prioritizes these two inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

- Level 1: Observable inputs such as quoted prices for identical assets or liabilities in active markets.
- Level 2: Observable inputs other than quoted prices that are directly or indirectly observable for the asset or liability, including quoted prices for similar assets or liabilities in active markets; quoted prices for similar or identical assets or liabilities in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.
- Level 3: Unobservable inputs that reflect the reporting entity's own assumptions.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), "Business Combinations" ("SFAS 141(R)"). SFAS 141(R) significantly changes the accounting for business combination transactions by requiring an acquiring entity to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value. Additionally, SFAS 141(R) modifies the accounting treatment for certain specified items related to business combinations and requires a substantial number of new disclosures. SFAS 141(R) is effective for business combinations with an acquisition date in fiscal years beginning on or after December 15, 2008, and earlier adoption is prohibited. The Company prospectively adopted SFAS 141(R) on January 1, 2009. The adoption of SFAS 141(R) could have a material effect on the way the Company accounts for future acquisitions.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51" ("SFAS 160"). SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income (loss) attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes reporting requirements that require sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. SFAS 160 is effective for the Company on January 1, 2009. The Company prospectively adopted SFAS 160 on January 1, 2009. The adoption of SFAS 160 will have a material effect on the way the Company accounts for acquisitions of minority interests by requiring the acquisitions of minority interests to be considered equity transactions rather than as acquisitions of net assets or liabilities.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment to FASB Statement No. 133" ("SFAS 161"). SFAS 161 is intended to improve financial reporting by requiring enhanced disclosures for derivative instruments and hedging activities to enable investors to better understand how derivative instruments are accounted for under SFAS 133 and their effects on an entity's financial position, financial performance and cash flows. SFAS 161 is effective for the Company beginning January 1, 2009. The adoption of SFAS 161 is not expected to have a significant impact on the Company's financial statements.

In April 2008, the FASB issued Staff Position No. 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP SFAS 142-3"). FSP SFAS 142-3 amends the factors an entity should consider when developing renewal or extension assumptions for determining the useful lives of recognized intangible assets under SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). FSP SFAS 142-3 is intended to improve the consistency between the useful lives of recognized intangible assets under SFAS 142 and the period of expected cash flows used to measure the fair value of acquired assets. The guidance also requires expanded disclosure related to an entity's intangible assets. The guidance for determining the useful life of a recognized intangible asset shall be applied prospectively to intangible assets acquired after the effective date and the disclosure requirements shall be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. FSP SFAS 142-3 is effective for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. FSP SFAS 142-3 is effective for the Company on January 1, 2009. The adoption of FSP SFAS 142-3 is not expected to have a significant impact on the Company's financial statements.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS 162"). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. generally accepted accounting principles. SFAS 162 became effective on November 13, 2008. The adoption of SFAS 162 did not have a material effect on the Company's financial statements.

In June 2008, the FASB issued Staff Position EITF 03-06-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities" ("FSP EITF 03-06-1"). This Staff Position provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method in SFAS No. 128, "Earnings per Share." FSP EITF 03-06-1 is effective for fiscal years beginning after December 15, 2008 and interim periods within those years and requires all prior-period earnings per share data to be adjusted retrospectively. FSP EITF 03-06-1 is effective for the Company on January 1, 2009. The adoption of FSP EITF 03-06-1 is not expected to have a material impact on the Company's financial statements.

In November 2008, the FASB ratified Emerging Issues Task Force Issue No. 08-7, "Accounting for Defensive Intangible Assets" ("EITF 08-7"). EITF 08-7 clarifies the accounting for certain separately identifiable intangible assets which an acquirer does not intend to actively use but intends to hold to prevent its competitors from obtaining access to them. EITF 08-7 requires an acquirer in a business combination to account for a defensive intangible asset as a separate unit of accounting which should be amortized to expense over the period the asset diminishes in value. EITF 08-7 is effective for fiscal years beginning after December 15, 2008. The Company prospectively adopted EITF 08-7 on January 1, 2009. The adoption of EITF 08-7 could have a material effect on the way the Company accounts for acquired intangible assets.

In December 2008, the FASB issued Staff Position No. 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets" ("FSP SFAS 132(R)-1"). FSP SFAS 132(R)-1 amends SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits—an amendment of FASB Statements No. 87, 88, and 106" ("SFAS 132(R)"), to require additional disclosures about assets held in an employer's defined benefit pension or other postretirement plan using the guidance in SFAS 157. FSP SFAS 132(R)-1 also amends SFAS 157 to clarify that defined benefit pension or other postretirement plan assets are not subject to disclosure requirements under SFAS 157. FSP SFAS 132(R)-1 is effective for fiscal years ending after December 15, 2009, with early adoption permitted. The adoption of FSP SFAS 132(R)-1 is not expected to have a material impact on the Company's financial statements.

INTERNATIONAL OPERATIONS

For the years ended December 31, 2008, 2007 and 2006, the Company's non-U.S. businesses accounted for approximately 31%, 28% and 26% of net sales, respectively (see Footnote 18 of the Notes to Consolidated Financial Statements). Changes in both U.S. and non-U.S. net sales are shown below for the year ended December 31, (in millions, except percentages):

	2008	2007	2006	**2008 vs. 2007 % Change**	2007 vs. 2006 % Change
U.S.	**$4,447.2**	$4,624.3	$4,603.4	**(3.8)%**	0.5%
Non-U.S	**2,023.4**	1,783.0	1,597.6	**13.5**	11.6
	$6,470.6	$6,407.3	$6,201.0	**1.0 %**	3.3%

FORWARD-LOOKING STATEMENTS

Forward-looking statements in this Report are made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may relate to, but are not limited to, information or assumptions about the effects of sales (including pricing), income/(loss), earnings per share, operating income or gross margin improvements or declines, Project Acceleration, capital and other expenditures, working capital, cash flow, dividends, capital structure, debt to capitalization ratios, availability of financing, interest rates, restructuring, impairment and other charges, potential losses on divestitures, impact of changes in accounting standards, pending legal proceedings and claims (including environmental matters), future economic performance, costs and cost savings (including raw material and sourced product inflation, productivity and streamlining), synergies, management's plans, goals and objectives for future operations, performance and growth or the assumptions relating to any of the forward-looking statements. These statements generally are accompanied by words such as "intend," "anticipate," "believe," "estimate," "project," "target," "plan," "expect," "will," "should," "would" or similar statements. The Company cautions that forward-looking statements are not guarantees because there are inherent difficulties in predicting future results. Actual results could differ materially from those expressed or implied in the forward-looking statements. Important factors that could cause actual results to differ materially from those suggested by the forward-looking statements include, but are not limited to, the Company's dependence on the strength of retail economies in light of the global economic slowdown; currency fluctuations; competition with other manufacturers and distributors of consumer products; major retailers' strong bargaining power; changes in the prices of raw materials and sourced products and the Company's ability to obtain raw materials and sourced products in a timely manner from suppliers; the Company's ability to develop innovative new products and to develop, maintain and strengthen its end-user brands; the Company's ability to expeditiously close facilities and move operations while managing foreign regulations and other impediments; the Company's ability to manage successfully risks associated with divesting or discontinuing businesses and product lines; the Company's ability to implement successfully information technology solutions throughout its organization; the Company's ability to improve productivity and streamline operations; the Company's ability to refinance short term debt on terms acceptable to it particularly given the recent turmoil and uncertainty in the global credit markets; changes to the Company's credit ratings; increases in the funding obligations related to the Company's pension plans due to declining asset values or otherwise; the imposition of tax liabilities greater than the Company's provisions for such matters; the risks inherent in the Company's foreign operations and those matters set forth in this Report generally and Item 1A to this Report. In addition, there can be no assurance that the Company has correctly identified and assessed all of the factors affecting the Company or that the publicly available and other information the Company receives with respect to these factors is complete or correct.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

MARKET RISK

The Company's market risk is impacted by changes in interest rates, foreign currency exchange rates and certain commodity prices. Pursuant to the Company's policies, natural hedging techniques and derivative financial instruments may be utilized to reduce the impact of adverse changes in rates and prices. The Company does not hold or issue derivative instruments for trading purposes.

Interest Rates

Interest rate risk is present with both fixed and floating rate debt. The Company manages its interest rate exposure through its mix of fixed and floating rate debt and its conservative debt ratio target. Interest rate swap agreements designated as fair value hedges are used to mitigate the Company's exposure to changes in the fair value of fixed rate debt resulting from fluctuations in benchmark interest rates. Accordingly, benchmark interest rate fluctuations impact the fair value of the Company's fixed rate debt, which are offset by corresponding changes in the fair value of the swap agreements. Interest rate swaps may also be used to adjust interest rate exposures when appropriate based on market conditions, and for qualifying hedges, the interest differential of swaps is included in interest expense. Excluding debt for which a fixed rate has been swapped for a floating rate, fixed rate debt represented approximately 41% of the Company's $2.9 billion of total debt as of December 31, 2008.

Foreign Currency Exchange Rates

The Company is exposed to foreign currency risk in the ordinary course of business since a portion of the Company's sales, expenses, and operating transactions are conducted on a global basis in various foreign currencies. To the extent that business transactions are not denominated in U.S. dollars, the Company is exposed to transactional foreign currency exchange rate risk. The Company's foreign exchange risk management policy emphasizes hedging anticipated intercompany and third party commercial transaction exposures of one-year duration or less. The Company uses foreign exchange forward contracts and purchased options as economic hedges for commercial transactions and to offset the future impact of gains and losses resulting from changes in the expected amount of functional currency cash flows to be received or paid upon settlement of the anticipated intercompany and third party commercial transactions. Gains and losses related to the settlement of qualifying hedges of commercial and intercompany transactions are deferred and included in the basis of the underlying transactions. The Company also uses natural hedging techniques such as offsetting or netting like foreign currency flows and denominating contracts in the appropriate functional currency.

The Company also incurs gains and losses recorded within shareholders' equity due to the translation of the financial statements from the functional currency of its entities to U.S. dollars. The Company utilizes capital structures of foreign subsidiaries combined with forward contracts to minimize its exposure to foreign currency risk. The Company hedges portions of its net investments in foreign subsidiaries, including intercompany loans, with forward contracts and cross-currency hedges. Gains and losses related to qualifying forward exchange contracts and cross-currency hedges, which are generally used to hedge intercompany loans and net investments in foreign subsidiaries, are recognized in other comprehensive income.

Commodity Prices

The Company purchases certain raw materials, including resin, corrugate, steel, stainless steel, aluminum and other metals, which are subject to price volatility caused by unpredictable factors. While future movements of raw material costs are uncertain, a variety of programs, including periodic raw material purchases, purchases of raw materials for future delivery and customer price adjustments help the Company address this risk. Where practical, the Company uses derivatives as part of its risk management process.

Financial Instruments

In managing the impact of interest rate changes and foreign currency fluctuations, the Company uses interest rate swaps, foreign currency forward contracts and cross currency swaps. Derivatives were recorded at fair value in the Company's Consolidated Balance Sheet at December 31, 2008 as follows (in millions):

Prepaid expenses and other	$ 6.9
Other assets	62.3
Other accrued liabilities	(130.1)

See Footnote 10 of the Notes to Consolidated Financial Statements for additional information on derivatives.

Value at Risk

The amounts shown below represent the estimated potential economic loss that the Company could incur from adverse changes in either interest rates or foreign exchange rates using the value-at-risk estimation model. The value-at-risk model uses historical foreign exchange rates and interest rates to estimate the volatility and correlation of these rates in future periods. It estimates a loss in fair market value using statistical modeling techniques that are based on a variance/covariance approach and includes substantially all market risk exposures (specifically excluding equity-method investments). The fair value losses shown in the table below represent the Company's estimate of the maximum loss that could arise in one day. The amounts presented in the table are shown as an illustration of the impact of potential adverse changes in interest and foreign currency exchange rates. The following table sets forth the one day value-at-risk as of and for the year ended December 31, (in millions, except percentages):

Market Risk [1]	**2008 Average**	**December 31, 2008**	2007 Average	December 31, 2007	Confidence Level
Interest rates	**$12.2**	**$ 9.6**	$8.8	$10.2	95%
Foreign exchange	**$ 8.9**	**$15.3**	$4.9	$ 7.1	95%

(1) The Company generally does not enter into material derivative contracts for commodities; therefore, commodity price risk is not shown because the amounts are not material.

The year-over-year increase in value-at-risk in foreign exchange is primarily due to a significant increase in the volatility of foreign exchange rates in 2008. The 95% confidence interval signifies the Company's degree of confidence that actual losses would not exceed the estimated losses shown above. The amounts shown here disregard the possibility that interest rates and foreign currency exchange rates could move in the Company's favor. The value-at-risk model assumes that all movements in these rates will be adverse. Actual experience has shown that gains and losses tend to offset each other over time, and it is highly unlikely that the Company could experience losses such as these over an extended period of time. Additionally, since the Company operates globally, and therefore, among a broad basket of currencies, its foreign currency exposure is diversified. These amounts should not be considered projections of future losses, because actual results may differ significantly depending upon activity in the global financial markets.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS AND ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Newell Rubbermaid Inc. is responsible for the accuracy and internal consistency of the consolidated financial statements and footnotes contained in this annual report.

The Company's management is also responsible for establishing and maintaining adequate internal control over financial reporting. Newell Rubbermaid Inc. operates under a system of internal accounting controls designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of published financial statements in accordance with generally accepted accounting principles. The internal accounting control system is evaluated for effectiveness by management and is tested, monitored and revised as necessary. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. In making its assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework*.

The Company completed its acquisitions of Technical Concepts and Aprica effective April 1, 2008. As permitted by the Securities and Exchange Commission, management's assessment did not include the internal control of the acquired operations of Technical Concepts and Aprica, which are included in the Company's consolidated financial statements as of December 31, 2008 and for the period April 1, 2008 through December 31, 2008. The assets of Technical Concepts and Aprica, excluding goodwill, constituted approximately 2.2% and 2.4%, respectively, of the Company's total assets as of December 31, 2008, and Technical Concepts and Aprica net sales represented approximately 1.7% and 1.5%, respectively, of the Company's net sales for the year ended December 31, 2008.

Based on the results of its evaluation, which excluded an assessment of the internal control of the acquired operations of Technical Concepts and Aprica, the Company's management concluded that, as of December 31, 2008, the Company's internal control over financial reporting is effective based on those criteria.

The Company's independent registered public accounting firm, Ernst & Young LLP, have audited the financial statements prepared by the management of Newell Rubbermaid Inc. and the effectiveness of Newell Rubbermaid Inc.'s internal control over financial reporting. Their reports on the financial statements and on the effectiveness of Newell Rubbermaid Inc.'s internal control over financial reporting are presented below.

NEWELL RUBBERMAID INC.

Atlanta, Georgia
March 2, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Newell Rubbermaid Inc.

We have audited the accompanying consolidated balance sheets of Newell Rubbermaid Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Newell Rubbermaid Inc. and subsidiaries at December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Notes 1 and 15, in 2007 the Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes."

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Newell Rubbermaid Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 2, 2009 expressed an unqualified opinion thereon.


Ernst + Young LLP

Atlanta, Georgia
March 2, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders of Newell Rubbermaid Inc.

We have audited Newell Rubbermaid Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Newell Rubbermaid Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Responsibility for Financial Statements and Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Responsibility for Financial Statements and Annual Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Technical Concepts and Aprica, which are included in the 2008 consolidated financial statements of Newell Rubbermaid Inc. and constituted approximately 2.2% and 2.4%, respectively, of total assets, as of December 31, 2008, and approximately 1.7% and 1.5%, respectively, of revenues for the year then ended. Our audit of internal control over financial reporting of Newell Rubbermaid Inc. also did not include an evaluation of the internal control over financial reporting of Technical Concepts and Aprica.

In our opinion, Newell Rubbermaid Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Newell Rubbermaid Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2008 of Newell Rubbermaid Inc. and our report dated March 2, 2009 expressed an unqualified opinion thereon.


Ernst + Young LLP

Atlanta, Georgia
March 2, 2009

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in millions, except per share data)

Year Ended December 31,	**2008**	2007	2006
Net sales	**$6,470.6**	$6,407.3	$6,201.0
Cost of products sold	**4,347.4**	4,150.1	4,131.0
Gross margin	**2,123.2**	2,257.2	2,070.0
Selling, general and administrative expenses	**1,502.7**	1,430.9	1,347.0
Impairment charges	**299.4**	—	—
Restructuring costs	**120.3**	86.0	66.4
Operating income	**200.8**	740.3	656.6
Nonoperating expenses:			
Interest expense, net of interest income of $8.9, $13.9, and $6.8 in 2008, 2007, and 2006, respectively	**137.9**	104.1	132.0
Other expense, net	**61.1**	7.3	9.7
Net nonoperating expenses	**199.0**	111.4	141.7
Income from continuing operations before income taxes	**1.8**	628.9	514.9
Income taxes	**53.6**	149.7	44.2
(Loss) income from continuing operations	**(51.8)**	479.2	470.7
Loss from discontinued operations, net of tax	**(0.5)**	(12.1)	(85.7)
Net (loss) income	**$ (52.3)**	$ 467.1	$ 385.0
Weighted average shares outstanding:			
Basic	**277.0**	276.0	274.6
Diluted	**277.0**	286.1	275.5
Per common share:			
Basic:			
(Loss) income from continuing operations	**$ (0.19)**	$ 1.74	$ 1.71
Loss from discontinued operations	**—**	(0.04)	(0.31)
Net (loss) income	**$ (0.19)**	$ 1.69	$ 1.40
Diluted:			
(Loss) income from continuing operations	**$ (0.19)**	$ 1.72	$ 1.71
Loss from discontinued operations	**—**	(0.04)	(0.31)
Net (loss) income	**$ (0.19)**	$ 1.68	$ 1.40
Dividends per share	**$ 0.84**	$ 0.84	$ 0.84

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

(Amounts in millions, except par value)

December 31,	**2008**	2007
Assets		
Current Assets:		
Cash and cash equivalents	**$ 275.4**	$ 329.2
Accounts receivable, net of allowances of $40.6 for 2008 and $39.1 for 2007	**969.3**	1,166.4
Inventories, net	**912.1**	940.4
Deferred income taxes	**100.4**	102.0
Prepaid expenses and other	**136.6**	113.7
Total Current Assets	**2,393.8**	2,651.7
Property, plant and equipment, net	**630.7**	688.6
Deferred income taxes	**107.8**	29.4
Goodwill	**2,698.9**	2,608.7
Other intangible assets, net	**640.5**	501.8
Other assets	**320.8**	202.7
Total Assets	**$6,792.5**	$6,682.9
Liabilities and Stockholders' Equity		
Current Liabilities:		
Accounts payable	**$ 535.5**	$ 616.9
Accrued compensation	**79.5**	170.7
Other accrued liabilities	**829.9**	744.7
Income taxes payable	**—**	44.0
Notes payable	**8.3**	15.3
Current portion of long-term debt	**752.7**	972.2
Total Current Liabilities	**2,205.9**	2,563.8
Long-term debt	**2,118.3**	1,197.4
Other noncurrent liabilities	**854.1**	674.4
Stockholders' Equity:		
Preferred stock, authorized shares, 10.0 at $1.00 par value	**—**	—
None issued and outstanding		
Common stock, authorized shares, 800.0 at $1.00 par value	**293.1**	292.6
Outstanding shares, before treasury:		
2008 — 293.1		
2007 — 292.6		
Treasury stock, at cost:	**(418.0)**	(415.1)
Shares held:		
2008 — 16.0		
2007 — 15.9		
Additional paid-in capital	**606.7**	570.3
Retained earnings	**1,634.8**	1,922.7
Accumulated other comprehensive loss	**(502.4)**	(123.2)
Total Stockholders' Equity	**1,614.2**	2,247.3
Total Liabilities and Stockholders' Equity	**$6,792.5**	$6,682.9

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in millions)

Year Ended December 31,	**2008**	2007	2006
Operating Activities			
Net (loss) income	**$ (52.3)**	$ 467.1	$ 385.0
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Depreciation and amortization	**183.3**	177.0	193.3
Non-cash restructuring costs	**46.2**	27.7	27.2
Deferred income taxes	**8.7**	(0.9)	(5.0)
Loss (gain) on sale of assets	**0.5**	—	(4.5)
Impairment charges	**299.4**	—	50.9
Loss (gain) on disposal of discontinued operations	**0.5**	11.9	(0.7)
Stock-based compensation expense	**35.6**	36.4	44.0
Income tax benefits	**(29.9)**	(41.3)	(102.8)
Other	**54.6**	(3.4)	(12.9)
Changes in operating assets and liabilities, excluding the effects of acquisitions:			
Accounts receivable	**168.3**	(7.9)	25.1
Inventories	**30.9**	(53.6)	(32.2)
Accounts payable	**(105.5)**	54.0	(51.0)
Accrued liabilities and other	**(183.2)**	(11.7)	96.9
Discontinued operations	**(2.2)**	—	30.1
Net Cash Provided by Operating Activities	**$ 454.9**	$ 655.3	$ 643.4
Investing Activities			
Acquisitions, net of cash acquired	**$ (655.7)**	$(106.0)	$ (60.6)
Capital expenditures	**(157.8)**	(157.3)	(138.3)
Disposals of non-current assets and sales of businesses	**9.4**	(2.3)	187.0
Net Cash Used in Investing Activities	**$ (804.1)**	$(265.6)	$ (11.9)
Financing Activities			
Proceeds from issuance of debt, net of debt issuance costs	**$1,318.0**	$ 420.8	$ 177.0
Payments on notes payable and debt	**(772.5)**	(478.3)	(511.0)
Cash dividends	**(234.5)**	(234.7)	(232.8)
Other, net	**(5.0)**	25.4	16.7
Net Cash Provided by (Used in) Financing Activities	**$ 306.0**	$(266.8)	$(550.1)
Exchange rate effect on cash and cash equivalents	**(10.6)**	5.3	4.1
(Decrease) Increase in Cash and Cash Equivalents	**(53.8)**	128.2	85.5
Cash and Cash Equivalents at Beginning of Year	**329.2**	201.0	115.5
Cash and Cash Equivalents at End of Year	**$ 275.4**	$ 329.2	$ 201.0
Supplemental cash flow disclosures — cash paid during the year for:			
Income taxes, net of refunds	**$ 96.9**	$ 99.0	$ 19.5
Interest	**$ 144.2**	$ 135.5	$ 160.9

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

(Amounts in millions)

	Common Stock	Treasury Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
Balance at December 31, 2005	$290.2	$(411.6)	$453.0	$1,538.3	$(226.7)	$1,643.2
Net income	—	—	—	385.0	—	385.0
Foreign currency translation	—	—	—	—	28.8	28.8
Minimum pension liability adjustment, net of $27.1 tax	—	—	—	—	50.0	50.0
Loss on derivative instruments, net of $(2.6) tax	—	—	—	—	(4.3)	(4.3)
Total comprehensive income						$ 459.5
Cash dividends on common stock	—	—	—	(232.8)	—	(232.8)
Exercise of stock options	0.8	—	19.1	—	—	19.9
Adjustment to initially apply SFAS 158, net of $(15.4) tax	—	—	—	—	(32.4)	(32.4)
Stock-based compensation and other	—	—	32.9	(0.1)	—	32.8
Balance at December 31, 2006	$291.0	$(411.6)	$505.0	$1,690.4	$(184.6)	$1,890.2
Net income	—	—	—	467.1	—	467.1
Foreign currency translation	—	—	—	—	28.2	28.2
Unrecognized pension and other postretirement benefits, net of $17.8 tax	—	—	—	—	26.3	26.3
Gain on derivative instruments, net of $23.3 tax	—	—	—	—	6.9	6.9
Total comprehensive income						$ 528.5
Cash dividends on common stock	—	—	—	(234.7)	—	(234.7)
Exercise of stock options	0.9	—	21.6	—	—	22.5
Stock-based compensation and other	0.7	(3.5)	43.7	(0.1)	—	40.8
Balance at December 31, 2007	$292.6	$(415.1)	$570.3	$1,922.7	$(123.2)	$2,247.3
Net loss	**—**	**—**	**—**	**(52.3)**	**—**	**(52.3)**
Foreign currency translation	**—**	**—**	**—**	**—**	**(312.0)**	**(312.0)**
Unrecognized pension and other postretirement costs, net of $(87.0) tax	**—**	**—**	**—**	**—**	**(107.4)**	**(107.4)**
Gain on derivative instruments, including $22.1 of tax benefits	**—**	**—**	**—**	**—**	**39.5**	**39.5**
Total comprehensive loss						**$ (432.2)**
Cash dividends on common stock	**—**	**—**	**—**	**(234.5)**	**—**	**(234.5)**
Exercise of stock options	**0.1**	**—**	**2.3**	**—**	**—**	**2.4**
SFAS 158, net of $(0.2) tax	**—**	**—**	**—**	**(1.1)**	**0.7**	**(0.4)**
Stock-based compensation and other	**0.4**	**(2.9)**	**34.1**	**—**	**—**	**31.6**
Balance at December 31, 2008	**$293.1**	**$(418.0)**	**$606.7**	**$1,634.8**	**$(502.4)**	**$1,614.2**

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOOTNOTE 1

DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Newell Rubbermaid (the "Company") is a global marketer of consumer and commercial products that touch the lives of people where they work, live and play. The Company's strong portfolio of brands includes Sharpie,® Paper Mate,® Dymo,® Expo,® Waterman,® Parker,® Rolodex,® Irwin,® Lenox,® BernzOmatic,® Rubbermaid,® TC,® Levolor,® Graco,® Aprica,® Calphalon® and Goody.® The Company's multi-product offering consists of well known name-brand consumer and commercial products in four business segments: Cleaning, Organization & Décor; Office Products; Tools & Hardware; and Other (Home & Family).

Principles of Consolidation

The Consolidated Financial Statements include the accounts of the Company, its majority owned subsidiaries and variable interest entities where the Company is the primary beneficiary, after elimination of intercompany transactions.

Use of Estimates

The preparation of these financial statements requires the use of certain estimates by management in determining the Company's assets, liabilities, revenues and expenses and related disclosures. Actual results could differ from those estimates.

Reclassifications

Certain 2007 and 2006 amounts have been reclassified to conform to the 2008 presentation.

Concentration of Credit Risk

The Company sells products to customers in diversified industries and geographic regions and, therefore, has no significant concentrations of credit risk. The Company continuously evaluates the creditworthiness of its customers and generally does not require collateral.

The Company evaluates the collectibility of accounts receivable based on a combination of factors. When aware of a specific customer's inability to meet its financial obligations, such as in the case of bankruptcy filings or deterioration in the customer's operating results or financial position, the Company records a specific reserve for bad debt to reduce the related receivable to the amount the Company reasonably believes is collectible. The Company also records reserves for bad debt for all other customers based on a variety of factors, including the length of time the receivables are past due and historical collection experience. Accounts are also reviewed for potential write-off on a case by case basis. Accounts deemed uncollectible are written off, net of expected recoveries. If circumstances related to specific customers change, the Company's estimates of the recoverability of receivables could be further adjusted.

The Company's forward exchange contracts, cross currency interest rate swaps, and option contracts do not subject the Company to risk due to foreign exchange rate movement, because gains and losses on these instruments generally offset gains and losses on the assets, liabilities, and other transactions being hedged. The Company is exposed to credit-related losses in the event of non-performance by counterparties to certain derivative financial instruments. The Company does not obtain collateral or other security to support derivative financial instruments subject to credit risk, but monitors the credit standing of the counterparties.

The credit exposure that results from commodity, interest rate, and foreign exchange risk is the fair value of contracts with a positive fair value as of the reporting date. The credit exposure on the Company's interest rate and foreign currency derivatives at December 31, 2008 was $62.3 million and $7.2 million, respectively. The credit exposure on the Company's commodity derivatives at December 31, 2008 was immaterial.

Sales Recognition

Sales of merchandise and freight billed to customers are recognized when title passes and all substantial risks of ownership change, which generally occurs either upon shipment or upon delivery based upon contractual terms. Sales are net of provisions for cash discounts, returns, customer discounts (such as volume or trade discounts), cooperative advertising and other sales related discounts.

Cash and Cash Equivalents

Cash and cash equivalents include cash on-hand and highly-liquid investments that have a maturity of three months or less when purchased.

Inventories

Inventories are stated at the lower of cost or market value using the last-in, first-out (LIFO) or first-in, first-out (FIFO) methods (see Footnote 5 for additional information). The Company reduces its inventory value for estimated obsolete and slow moving inventory in an amount equal to the difference between the cost of inventory and the net realizable value based upon assumptions about future demand and market conditions. As of December 31, 2008 and 2007, the Company's reserves for excess and obsolete inventory and shrink reserves totaled $101.9 million and $68.0 million, respectively. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Property, Plant and Equipment
Property, plant, and equipment are stated at cost. Expenditures for maintenance and repairs are expensed as incurred. Depreciation expense is calculated principally on the straight-line basis. Useful lives determined by the Company are as follows: buildings and improvements (20-40 years) and machinery and equipment (3-12 years).

Goodwill and Other Indefinite-Lived Intangible Assets
The Company conducts its annual test for impairment of goodwill and indefinite-lived intangible assets in the third quarter because it coincides with its annual strategic planning process.

The Company evaluates goodwill for impairment annually at the reporting unit level, which is one level below the operating segment level. The Company also tests for impairment if events and circumstances indicate that it is more likely than not that the fair value of a reporting unit is below its carrying amount. If the carrying amount of the reporting unit is greater than the fair value, impairment may be present. The Company assesses the fair value of its reporting units for its goodwill based on discounted cash flow models, earnings multiples or an actual sales offer received from a prospective buyer, if available. Assumptions critical to the Company's fair value estimates under the discounted cash flow model include the discount rate, projected average revenue growth, projected long-term growth rates in the determination of terminal values, and product costs.

The Company measures the amount of any goodwill impairment based upon the estimated fair value of the underlying assets and liabilities of the reporting unit, including any unrecognized intangible assets, and estimates the implied fair value of goodwill. An impairment charge is recognized to the extent the recorded goodwill exceeds the implied fair value of goodwill.

The Company also evaluates indefinite-lived intangible assets (primarily trademarks and trade names) for impairment annually. The Company also tests for impairment if events and circumstances indicate that it is more likely than not that the fair value of an indefinite-lived intangible asset is below its carrying amount. Assumptions critical to the Company's evaluation of indefinite-lived intangible assets for impairment include the discount rate, royalty rates used in its evaluation of trade names, projected average revenue growth, and projected long-term growth rates in the determination of terminal values. An impairment charge is recorded if the carrying amount of an indefinite-lived intangible asset exceeds the estimated fair value on the measurement date.

See Footnote 7 for additional detail on goodwill and other intangible assets.

Other Long-Lived Assets
The Company tests its other long-lived assets for impairment in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Company evaluates if impairment indicators related to its property, plant and equipment and other long-lived assets are present. These impairment indicators may include a significant decrease in the market price of a long-lived asset or asset group, a significant adverse change in the extent or manner in which a long-lived asset or asset group is being used or in its physical condition, or a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a forecast that demonstrates continuing losses associated with the use of a long-lived asset or asset group. If impairment indicators are present, the Company estimates the future cash flows for the asset or group of assets. The sum of the undiscounted future cash flows attributable to the asset or group of assets is compared to their carrying amount. The cash flows are estimated utilizing various assumptions regarding future revenue and expenses, working capital, and proceeds from asset disposals on a basis consistent with the strategic plan. If the carrying amount exceeds the sum of the undiscounted future cash flows, the Company determines the assets' fair value by discounting the future cash flows using a discount rate required for a similar investment of like risk and records an impairment charge as the difference between the fair value and the carrying value of the asset group. Generally, the Company performs its testing of the asset group at the product-line level, as this is the lowest level for which identifiable cash flows are available.

Shipping and Handling Costs
The Company records shipping and handling costs as a component of cost of products sold.

Product Liability Reserves
The Company has a self-insurance program for product liability that includes reserves for self-retained losses and certain excess and aggregate risk transfer insurance. The Company uses historical loss experience combined with actuarial evaluation methods, review of significant individual files and the application of risk transfer programs in determining required product liability reserves. The Company's actuarial evaluation methods take into account claims incurred but not reported when determining the Company's product liability reserve. While the Company believes that it has adequately reserved for these claims, the ultimate outcome of these matters may exceed the amounts recorded by the Company, and such additional losses may be material to the Company's Consolidated Financial Statements.

Product Warranties
In the normal course of business, the Company offers warranties for a variety of its products. The specific terms and conditions of the warranties vary depending upon the specific product and markets in which the products were sold. The Company accrues for the estimated cost of product warranty at the time of sale based on historical experience.

Advertising Costs

The Company expenses advertising costs as incurred. Cooperative advertising with customers is recorded in the Consolidated Financial Statements as a reduction of net sales and totaled $143.2 million, $149.5 million and $153.3 million for 2008, 2007 and 2006, respectively. All other advertising costs are recorded in selling, general and administrative expenses and totaled $201.2 million, $216.5 million and $199.9 million in 2008, 2007 and 2006, respectively.

Research and Development Costs

Research and development costs relating to both future and current products are charged to selling, general and administrative expenses as incurred. These costs totaled $119.5 million, $111.2 million and $102.0 million in 2008, 2007 and 2006, respectively.

Derivative Financial Instruments

The Company follows SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended ("SFAS 133"). Derivative financial instruments are generally used to manage certain commodity, interest rate and foreign currency risks. These instruments primarily include interest rate swaps, cross currency interest rate swaps, forward exchange contracts and options. The Company's forward exchange contracts, options and cross currency interest rate swaps do not subject the Company to exchange rate risk because gains and losses on these instruments generally offset gains and losses on the assets, liabilities, and other transactions being hedged. However, these instruments, when settled, impact the Company's cash flows from operations to the extent the underlying transaction being hedged is not simultaneously settled due to an extension, a renewal, or otherwise.

On the date in which the Company enters into a derivative, the derivative is designated as a hedge of the identified exposure. The Company measures effectiveness of its hedging relationships both at hedge inception and on an ongoing basis. No material ineffectiveness was recorded on designated hedges in 2008, 2007 or 2006.

Interest Rate Risk Management

Gains and losses on interest rate swaps designated as cash flow hedges, to the extent that the hedge relationship has been effective, are deferred in other comprehensive income and recognized in interest expense over the period in which the Company recognizes interest expense on the related debt instrument. Any ineffectiveness on these instruments is immediately recognized in interest expense in the period that the ineffectiveness occurs.

Interest rate swaps designated as fair value hedges include interest rate swaps on long-term debt, cross currency interest rate swaps and forward exchange contracts. The Company records the fair value of interest rate swaps on long-term debt as an asset or liability with a corresponding adjustment to the carrying value of the debt. Any ineffectiveness on these instruments is immediately recognized in interest expense in the period that the ineffectiveness occurs. See foreign currency management below for discussion of cross currency interest rate swaps and forward exchange contracts.

Gains or losses resulting from the early termination of interest rate swaps are deferred as an increase or decrease to the carrying value of the related debt and amortized as an adjustment to the yield of the related debt instrument over the remaining period originally covered by the swap. The cash received or paid relating to the termination of interest rate swaps is included in other as an operating activity in the Consolidated Statements of Cash Flows.

Foreign Currency Management

The Company utilizes forward exchange contracts and options to manage foreign exchange risk related to both known and anticipated intercompany transactions and third-party commercial transaction exposures of approximately one year in duration or less. The effective portion of the changes in fair value of these instruments is reported in other comprehensive income and reclassified into earnings in the same period or periods in which the hedged transactions affect earnings. Any ineffective portion is immediately recognized in earnings.

The Company also utilizes cross currency interest rate swaps to hedge long-term intercompany financing transactions. Gains and losses related to qualifying forward exchange contracts, which hedge certain anticipated transactions, are recognized in other comprehensive income until the underlying transaction occurs.

The fair values of foreign currency hedging instruments are recorded in the captions Prepaid expenses and other, Other assets, Other accrued liabilities or Other noncurrent liabilities on the Consolidated Balance Sheets depending on the maturity of the Company's cross currency interest rate swaps and forward contracts at December 31, 2008 and 2007. The earnings impact of cash flow hedges relating to forecasted purchases of inventory is generally reported in cost of products sold to match the underlying transaction being hedged. For hedged forecasted transactions, hedge accounting is discontinued if the forecasted transaction is no longer probable of occurring, in which case previously deferred hedging gains or losses would be recorded to earnings immediately.

Disclosures About Fair Value of Financial Instruments

The Company's financial instruments include cash and cash equivalents, accounts receivable, derivative instruments, notes payable and short and long-term debt. The fair value of these instruments approximates carrying values due to their short-term duration, except as follows:

Qualifying Derivative Instruments

The fair value of the Company's qualifying derivative instruments is recorded in the Consolidated Balance Sheets and is described in more detail in Footnote 10.

Long-Term Debt

The fair values of the Company's long-term debt, including the Company's medium-term notes and the preferred securities underlying its junior convertible subordinated debentures, are based on quoted market prices and are as follows as of December 31, (in millions):

	2008	2007
Medium-term notes	**$1,418.3**	$1,085.2
Preferred securities underlying the junior convertible subordinated debentures	**$ 219.0**	$ 390.7

The carrying amounts of all other significant debt approximate fair value.

Foreign Currency Translation

Assets and liabilities of foreign subsidiaries are translated into U.S. dollars at the rates of exchange in effect at year-end. The related translation adjustments are made directly to accumulated other comprehensive income (loss). Income and expenses are translated at the average monthly rates of exchange in effect during the year. Gains and losses from foreign currency transactions of these subsidiaries are included in net income (loss). International subsidiaries operating in highly inflationary economies translate nonmonetary assets at historical rates, while net monetary assets are translated at current rates, with the resulting translation adjustment included in net income as other expense (income), net.

The Company designates certain foreign currency denominated, long-term intercompany financing transactions as economic hedges of net investments in foreign operations and records the gain or loss on the transaction arising from changes in exchange rates as a translation adjustment to the extent the intercompany financing arrangement is effective as a hedge. During the year ended December 31, 2008, the Company recorded a $101.0 million loss in accumulated other comprehensive income (loss) related to the cumulative translation adjustment for these hedges.

Income Taxes

In accordance with SFAS No. 109, "Accounting for Income Taxes," the Company accounts for deferred income taxes using the asset and liability approach. Under this approach, deferred income taxes are recognized based on the tax effects of temporary differences between the financial statement and tax bases of assets and liabilities, as measured by current enacted tax rates. Valuation allowances are recorded to reduce the deferred tax assets to an amount that will more likely than not be realized. No provision is made for the U.S. income taxes on the undistributed earnings of non-U.S. subsidiaries that are considered to be permanently invested.

The Company's income tax provisions are based on calculations and assumptions that are subject to examination by the Internal Revenue Service and other tax authorities. Although the Company believes that the positions taken on previously filed tax returns are reasonable, it has established tax and interest reserves in recognition that various taxing authorities may challenge the positions taken, which could result in additional liabilities for taxes and interest. The Company regularly reviews its deferred tax assets for recoverability considering historical profitability, projected future taxable income, the expected timing of the reversals of existing temporary differences and tax planning strategies.

The Company adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), on January 1, 2007. FIN 48 requires application of a "more likely than not" threshold to the recognition and derecognition of tax positions. The Company's ongoing assessments of the more-likely-than-not outcomes of tax authority examinations and related tax positions require significant judgment and can increase or decrease the Company's effective tax rate, as well as impact operating results. The adoption of FIN 48 did not result in an adjustment to beginning retained earnings; however, it did result in the reclassification of certain income tax assets and liabilities from current to long-term in the Company's Consolidated Balance Sheet. See Footnote 15 for additional information on income taxes.

Stock-Based Compensation

The Company applies the provisions of SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"). Stock-based compensation expense is adjusted for estimated forfeitures and is recognized on a straight-line basis over the requisite service period of the award, which is generally five years for stock options and three years for restricted stock. The Company estimates future forfeiture rates based on its historical experience. See Footnote 14 for additional information.

Accumulated Other Comprehensive Loss

The following table displays the components of accumulated other comprehensive loss (in millions):

	Foreign Currency Translation Gain (Loss)	Unrecognized Pension & Other Postretirement Costs, net of tax	After-tax Derivative Hedging Gain	Accumulated Other Comprehensive Loss
Balance at December 31, 2007	$ 69.8	$(202.4)	$ 9.4	$(123.2)
Current year change	**(312.0)**	**(106.7)**	**39.5**	**(379.2)**
Balance at December 31, 2008	**$(242.2)**	**$(309.1)**	**$48.9**	**$(502.4)**

The Company recorded an adjustment at January 1, 2008 to accumulated other comprehensive loss of $0.7 million related to the adoption of the change in measurement date for the Company's defined benefit and postretirement plans pursuant to SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R)" ("SFAS 158"). The adjustment is therefore included in the accumulated other comprehensive loss activity detailed in the preceding table, but is excluded from comprehensive loss in the Company's Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss) for the year ended December 31, 2008.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and requires expanded disclosures about fair value measurements. The Company prospectively adopted the effective provisions of SFAS 157 on January 1, 2008, as required for financial assets and liabilities. The adoption did not have a material impact on the consolidated financial statements. In accordance with SFAS 157, the Company expanded its disclosures regarding the fair values of financial assets and liabilities. See Footnote 17. The FASB deferred the effective date of SFAS 157 as it relates to fair value measurement requirements for nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value on a recurring basis until January 1, 2009. The adoption of SFAS 157 for the Company's nonfinancial assets and nonfinancial liabilities is not expected to have a material impact on the Company's financial statements.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), "Business Combinations" ("SFAS 141(R)"). SFAS 141(R) significantly changes the accounting for business combination transactions by requiring an acquiring entity to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value. Additionally, SFAS 141(R) modifies the accounting treatment for certain specified items related to business combinations and requires a substantial number of new disclosures. SFAS 141(R) is effective for business combinations with an acquisition date in fiscal years beginning on or after December 15, 2008, and earlier adoption is prohibited. The Company prospectively adopted SFAS 141(R) on January 1, 2009. The adoption of SFAS 141(R) could have a material effect on the way the Company accounts for future acquisitions.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51" ("SFAS 160"). SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income (loss) attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes reporting requirements that require sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. SFAS 160 is effective for the Company on January 1, 2009. The Company prospectively adopted SFAS 160 on January 1, 2009. The adoption of SFAS 160 will have a material effect on the way the Company accounts for acquisitions of minority interests by requiring the acquisitions of minority interests to be considered equity transactions rather than as acquisitions of net assets or liabilities.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment to FASB Statement No. 133" ("SFAS 161"). SFAS 161 is intended to improve financial reporting by requiring enhanced disclosures for derivative instruments and hedging activities to enable investors to better understand how derivative instruments are accounted for under SFAS 133 and their effects on an entity's financial position, financial performance and cash flows. SFAS 161 is effective for the Company beginning January 1, 2009. The adoption of SFAS 161 is not expected to have a significant impact on the Company's financial statements.

In April 2008, the FASB issued Staff Position No. 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP SFAS 142-3"). FSP SFAS 142-3 amends the factors an entity should consider when developing renewal or extension assumptions for determining the useful lives of recognized intangible assets under SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). FSP SFAS 142-3 is intended to improve the consistency between the useful lives of recognized intangible assets under SFAS 142 and the period of expected cash flows used to measure the fair value of acquired assets. The guidance also requires expanded disclosure related to an entity's intangible assets. The guidance for determining the useful life of a recognized intangible asset shall be applied prospectively to intangible assets acquired after the effective date and the disclosure requirements shall be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. FSP SFAS 142-3 is effective for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. FSP SFAS 142-3 is effective for the Company on January 1, 2009. The adoption of FSP SFAS 142-3 is not expected to have a significant impact on the Company's financial statements.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS 162"). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. generally accepted accounting principles. SFAS 162 became effective on November 13, 2008. The adoption of SFAS 162 did not have a material effect on the Company's financial statements.

In June 2008, the FASB issued Staff Position EITF 03-06-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities" ("FSP EITF 03-06-1"). This Staff Position provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method in SFAS No. 128, "Earnings per Share." FSP EITF 03-06-1 is effective for fiscal years beginning after December 15, 2008 and interim periods within those years and requires all prior-period earnings per share data to be adjusted retrospectively. FSP EITF 03-06-1 is effective for the Company on January 1, 2009. The adoption of FSP EITF 03-06-1 is not expected to have a material impact on the Company's financial statements.

In November 2008, the FASB ratified Emerging Issues Task Force Issue No. 08-7, "Accounting for Defensive Intangible Assets" ("EITF 08-7"). EITF 08-7 clarifies the accounting for certain separately identifiable intangible assets which an acquirer does not intend to actively use but intends to hold to prevent its competitors from obtaining access to them. EITF 08-7 requires an acquirer in a business combination to account for a defensive intangible asset as a separate unit of accounting which should be amortized to expense over the period the asset diminishes in value. EITF 08-7 is effective for fiscal years beginning after December 15, 2008. The Company prospectively adopted EITF 08-7 on January 1, 2009. The adoption of EITF 08-7 could have a material effect on the way the Company accounts for acquired intangible assets.

In December 2008, the FASB issued Staff Position No.132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets" ("FSP SFAS 132(R)-1"). FSP SFAS 132(R)-1 amends SFAS No.132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits—an amendment of FASB Statements No. 87, 88, and 106" ("SFAS 132(R)"), to require additional disclosures about assets held in an employer's defined benefit pension or other postretirement plan using the guidance in SFAS 157. FSP SFAS 132(R)-1 also amends SFAS 157 to clarify that defined benefit pension or other postretirement plan assets are not subject to disclosure requirements under SFAS 157. FSP SFAS 132(R)-1 is effective for fiscal years ending after December 15, 2009, with early adoption permitted. The adoption of FSP SFAS 132(R)-1 is not expected to have a material impact on the Company's financial statements.

FOOTNOTE 2
ACQUISITIONS

Technical Concepts

On April 1, 2008, the Company acquired 100% of the outstanding limited liability company interests of Technical Concepts Holdings, LLC ("Technical Concepts") for $452.7 million, which includes transaction costs and the repayment of Technical Concepts' outstanding debt obligations at closing. Technical Concepts provides touch-free and automated restroom hygiene systems in the away-from-home washroom category. The Technical Concepts acquisition gives the Company's Rubbermaid Commercial Products business an entry into the away-from-home washroom market and fits within the Company's strategy of leveraging its existing sales and marketing capabilities across additional product categories. In addition, with approximately 40% of its sales outside the U.S., Technical Concepts increases the global footprint of the Company's Rubbermaid Commercial Products business.

This acquisition was accounted for using the purchase method of accounting and accordingly, the Company allocated the total purchase price to the identifiable tangible and intangible assets acquired and liabilities assumed based on their estimated fair values on the date of acquisition. Based on the preliminary purchase price allocation, the Company allocated $41.4 million of the purchase price to identified tangible net assets and $93.5 million of the purchase price to identified intangible assets. The Company recorded the excess of the purchase price over the aggregate fair values of $317.8 million as goodwill. Technical Concepts' results of operations are included in the Company's Consolidated Financial Statements since the acquisition date, and for the nine months ended December 31, 2008, Technical Concepts contributed net sales of $109.2 million. Pro forma results of operations for historical periods would not be materially different and therefore are not presented.

Aprica

On April 1, 2008, the Company acquired substantially all of the assets of Aprica Childcare Institute Aprica Kassai, Inc. ("Aprica"), a maker of strollers, car seats and other children's products, headquartered in Osaka, Japan. The Company acquired Aprica's assets for $145.7 million, which includes transaction costs and the repayment of Aprica's outstanding debt obligations at closing. Aprica is a Japanese brand of premium strollers, car seats and other related juvenile products. The acquisition provides the opportunity for the Company's Baby & Parenting Essentials business to broaden its presence worldwide, including expanding the scope of Aprica's sales outside of Asia. The closing of the purchase of Aprica's operations in China occurred in October 2008, and the assets acquired and liabilities assumed are included in the amount of net liabilities acquired and goodwill recorded in the Aprica acquisition; however, the impact of the acquisition of Aprica's China operations did not significantly impact the overall Aprica purchase price allocation.

This acquisition was accounted for using the purchase method of accounting and accordingly, the Company allocated the total purchase price to the identifiable tangible and intangible assets acquired and liabilities assumed based on their estimated fair values on the date of acquisition. Based on the preliminary purchase price allocation, the Company allocated $(32.8) million of the purchase price to identified tangible net liabilities and $57.0 million of the purchase price to identified intangible assets. The Company recorded the excess of purchase price over the aggregate fair values of $121.5 million as goodwill. Aprica's results of operations are included in the Company's Consolidated Financial Statements since the acquisition date, and for the nine months ended December 31, 2008, Aprica contributed net sales of $95.5 million. Pro forma results of operations for historical periods would not be materially different and therefore are not presented.

Acquisition of Endicia

On July 1, 2007, the Company acquired all of the outstanding equity interests of PSI Systems, Inc. ("Endicia"), provider of Endicia Internet Postage, for $51.2 million plus related acquisition costs and contingent payments of up to $25.0 million based on future revenues. The acquisition of Endicia, a leading provider of online postage, increases the Company's ability to leverage its other technology brands by developing a full range of innovative and integrated solutions for small and medium-sized businesses. This acquisition was accounted for using the purchase method of accounting and accordingly, based on the Company's purchase price allocation, the Company has recorded goodwill of $47.5 million in the Consolidated Balance Sheet at December 31, 2008. Pro forma results of operations for historical periods would not be materially different and therefore are not presented.

Endicia is party to a lawsuit filed against it alleging patent infringement which was filed on November 22, 2006 in the U.S. District Court for the Central District of California. In this case, Stamps.com seeks injunctive relief in order to prevent Endicia from continuing to engage in activities that are alleged to infringe on Stamps.com's patents. An unfavorable outcome in this litigation, which management does not believe is probable, could materially adversely affect the Endicia business.

FOOTNOTE 3

DISCONTINUED OPERATIONS

The following table summarizes the results of businesses reported as discontinued operations for the years ended December 31, (in millions):

	2008	2007	2006
Net sales	**$ —**	$ 3.6	$508.5
Loss from operations of discontinued operations, net of income tax expense of $– million in both 2008 and 2007 and $8.6 million in 2006	—	$ (0.2)	$(86.4)
(Loss) gain on disposal of discontinued operations, net of income tax benefit (expense) of $0.5 million, $3.0 million and $(6.5) million for 2008, 2007 and 2006, respectively	**(0.5)**	(11.9)	0.7
Loss from discontinued operations, net of tax	**$(0.5)**	$(12.1)	$(85.7)

No amounts related to interest expense have been allocated to discontinued operations.

Home Décor Europe

The Home Décor Europe business designed, manufactured and sold drapery hardware and window treatments in Europe under Gardinia® and other local brands and was previously classified in the Company's former Home Fashions segment. In the first quarter of 2006, as a result of a revised corporate strategy and an initiative to improve the Company's portfolio of businesses to focus on those that are best aligned with the Company's strategies of differentiated products, best cost and consumer branding, the Company began exploring various options for its Home Décor Europe business. Those options included marketing the business for potential sale. As a result of this effort, the Company received a preliminary offer from a potential buyer which gave the Company a better indication of the business' fair value. Based on this offer, the Company determined that the business had a net book value in excess of its fair value. Due to the apparent decline in value, the Company conducted an impairment test and recorded a $50.9 million impairment charge in the first quarter of 2006. This charge, as well as the operations of this business during 2006, are included in the loss from operations of discontinued operations in the table above.

In September 2006, the Company entered into an agreement for the sale of portions of the Home Décor Europe business to a global manufacturer and marketer of window treatments and furnishings. The Central and Eastern European, Nordic and Portuguese operations of this business were sold on December 1, 2006. The sale of the operations in Poland and the Ukraine closed on February 1, 2007. In October 2006, the Company received a binding offer for the sale of the Southern European region of the Home Décor Europe business to another party. The sale of the operations in France and Spain closed on January 1, 2007 and in Italy on January 31, 2007.

In connection with these transactions, the Company recorded a loss of $10.0 million and $11.3 million, net of tax, in 2007 and 2006, respectively, to complete the divestiture of Home Décor Europe. The loss is reported in the table above as part of the (loss) gain on disposal of discontinued operations.

Little Tikes

In September 2006, the Company entered into an agreement for the intended sale of its Little Tikes business unit to a global family and children's entertainment company. Little Tikes is a global marketer and manufacturer of children's toys and furniture for consumers. The transaction closed in the fourth quarter of 2006, resulting in a gain of $16.0 million, net of tax, in 2006. This business was previously included in the Company's Other (Home & Family) segment. The operations of the business for 2006 are included in loss from operations of discontinued operations in the table above.

The remainder of the loss on disposal of discontinued operations for 2008, 2007 and 2006, approximately $0.5 million, $1.9 million and $4.0 million, net of tax, related to contingencies associated with other prior divestitures.

FOOTNOTE 4

RESTRUCTURING COSTS

In the third quarter of 2005, the Company announced a global initiative referred to as Project Acceleration aimed at strengthening and transforming the Company's portfolio. Project Acceleration was designed to reduce manufacturing overhead, better align the Company's distribution and transportation processes to achieve logistical excellence, and reorganize the Company's overall business structure to align with the Company's core organizing concept, the global business unit, to achieve best total cost (the "Plan").

In July 2008, the Company announced an expansion of Project Acceleration so that, in addition to the Plan's original objectives, it provides for divesting, downsizing or exiting certain product categories (the "Plan Expansion"). As a result of the Plan Expansion, the Company expects to create a more focused and more profitable platform for growth by eliminating selected low margin, commodity like, mostly resin-intensive product categories. In addition the Plan Expansion is expected to reduce the Company's exposure to volatile commodity markets, particularly resin.

In total through December 31, 2008, the Company has recorded $320.9 million of costs related to the Plan, including the Plan Expansion, of which $140.0 million related to facility and other exit costs, $138.6 million related to employee severance, termination benefits and employee relocation costs, and $42.3 million related to exited contractual commitments and other restructuring costs.

The table below summarizes the restructuring costs recognized for Project Acceleration restructuring activities for continuing operations for the years ended December 31, (in millions):

	2008	2007	2006
Facility and other exit costs	**$ 46.1**	$27.7	$14.9
Employee severance, termination benefits and relocation costs	**57.5**	36.4	44.7
Exited contractual commitments and other	**13.6**	21.9	6.8
	$117.2(1)	$86.0	$66.4

(1) During 2008, the Company recorded $3.1 million of restructuring charges relating to its 2001 Restructuring Plan, which is not included in the table above but is included in total restructuring costs for the year ended December 31, 2008. The reserve remaining at December 31, 2008 for the 2001 Restructuring Plan is $0.7 million.

Restructuring provisions were determined based on estimates prepared at the time the restructuring actions were approved by management, are periodically updated for changes and also include amounts recognized as incurred. Costs incurred include cash payments and the impairment of assets associated with vacated facilities. A summary of the Company's accrued restructuring reserves for continuing operations as of and for the years ended December 31, 2008 and 2007, respectively, is as follows (in millions):

	12/31/07 Balance	Provision	Costs Incurred	**12/31/08 Balance**
Facility exit costs	$ —	$ 46.1	$ (46.1)	**$ —**
Employee severance and termination benefits	22.5	57.5	(49.3)	**30.7**
Exited contractual commitments and other	16.2	13.6	(9.5)	**20.3**
	$38.7	$117.2	$(104.9)	**$51.0**

	12/31/06 Balance	Provision	Costs Incurred	12/31/07 Balance
Facility exit costs	$ —	$ 27.7	$ (27.7)	$ —
Employee severance and termination benefits	28.9	36.4	(42.8)	22.5
Exited contractual commitments and other	2.0	21.9	(7.7)	16.2
	$30.9	$ 86.0	$ (78.2)	$38.7

The table below shows restructuring costs recognized for Project Acceleration restructuring activities for the years ended December 31, aggregated by reportable business segment (in millions):

Segment	**2008**	2007	2006
Cleaning, Organization & Décor	**$ 37.4**	$ 4.5	$22.0
Office Products	**35.6**	45.0	38.7
Tools & Hardware	**20.7**	29.7	3.6
Other (Home & Family)	**5.8**	1.7	1.3
Corporate	**17.7**	5.1	0.8
	$117.2	$86.0	$66.4

The following table depicts the changes in accrued restructuring reserves for the Plan for the years ended December 31, 2008 and 2007, respectively, aggregated by reportable business segment (in millions):

Segment	12/31/07 Balance	Provision	Costs Incurred	**12/31/08 Balance**
Cleaning, Organization & Décor	$ 0.8	$ 37.4	$ (34.9)	**$ 3.3**
Office Products	23.1	35.6	(41.4)	**17.3**
Tools & Hardware	13.9	20.7	(18.1)	**16.5**
Other (Home & Family)	—	5.8	(2.8)	**3.0**
Corporate	0.9	17.7	(7.7)	**10.9**
	$38.7	$117.2	$(104.9)	**$51.0**

Segment	12/31/06 Balance	Provision	Costs Incurred	12/31/07 Balance
Cleaning, Organization & Décor	$ 4.4	$ 4.5	$ (8.1)	$ 0.8
Office Products	25.4	45.0	(47.3)	23.1
Tools & Hardware	0.4	29.7	(16.2)	13.9
Other (Home & Family)	0.3	1.7	(2.0)	—
Corporate	0.4	5.1	(4.6)	0.9
	$30.9	$ 86.0	$ (78.2)	$38.7

The table below shows total restructuring costs for the Plan since inception through December 31, 2008, aggregated by reportable business segment (in millions):

Segment	Provision
Cleaning, Organization & Décor	$ 93.2
Office Products	127.9
Tools & Hardware	60.8
Other (Home & Family)	15.4
Corporate	23.6
	$320.9

Cash paid for all restructuring activities was $60.9 million, $53.1 million and $26.1 million for 2008, 2007 and 2006, respectively.

FOOTNOTE 5
INVENTORIES, NET

The components of net inventories were as follows as of December 31, (in millions):

	2008	2007
Materials and supplies	**$143.3**	$178.8
Work in process	**174.8**	179.8
Finished products	**594.0**	581.8
	$912.1	$940.4

Inventory costs include direct materials, direct labor and manufacturing overhead, or when finished goods are sourced, the cost is the amount paid to the third-party. Cost of certain domestic inventories (approximately 58.4% and 59.2% of gross inventory costs at December 31, 2008 and 2007, respectively) was determined by the LIFO method; for the balance, cost was determined using the FIFO method. As of December 31, 2008 and 2007, LIFO reserves were $46.5 million and $40.0 million, respectively. The gain (loss) recognized by the Company related to the liquidation of LIFO based inventories was not material in each of the past three years.

FOOTNOTE 6

PROPERTY, PLANT & EQUIPMENT, NET

Property, plant and equipment, net consisted of the following as of December 31, (in millions):

	2008	2007
Land	**$ 44.4**	$ 36.5
Buildings and improvements	**412.8**	446.0
Machinery and equipment	**1,795.0**	1,844.9
	2,252.2	2,327.4
Accumulated depreciation	**(1,621.5)**	(1,638.8)
	$ 630.7	$ 688.6

Depreciation expense was $131.1 million, $143.2 million and $159.5 million in 2008, 2007 and 2006, respectively.

FOOTNOTE 7

GOODWILL AND OTHER INTANGIBLE ASSETS, NET

A summary of changes in the Company's goodwill is as follows for the year ended December 31, (in millions):

	2008	2007
Balance at January 1,	**$2,608.7**	$2,435.7
Acquisitions [1]	**467.5**	71.8
Impairment charges [2]	**(290.0)**	—
Other, primarily foreign currency translation	**(87.3)**	101.2
Balance at December 31,	**$2,698.9**	$2,608.7

(1) Represents Technical Concepts ($317.8 million), Aprica ($121.5 million) and other individually immaterial acquisitions ($28.2 million) in 2008 and Endicia ($46.2 million) and other individually immaterial acquisitions ($25.6 million) in 2007.

(2) Represents non-cash goodwill impairment charges of $169.5 million and $120.5 million for the Office Products and Tools & Hardware segments, respectively.

Management considers goodwill a corporate asset and does not consider goodwill and changes to goodwill balances in evaluating reportable segment performance. As a result, goodwill has been reflected as a corporate asset in the segment information included in Footnote 18. The following table summarizes goodwill by reportable segment as of December 31, (in millions).

	2008	2007
Cleaning, Organization & Décor	**$ 561.6**	$ 245.2
Office Products	**1,088.4**	1,338.9
Tools & Hardware	**604.8**	736.8
Other (Home & Family)	**444.1**	287.8
Total goodwill	**$2,698.9**	$2,608.7

Other intangible assets, net consisted of the following as of December 31, (in millions):

	2008			2007		
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Trade names — Indefinite life	**$319.1**	**$ N/A**	**$319.1**	$279.4	$ N/A	$279.4
Trade names — Other	**41.5**	**(14.1)**	**27.4**	45.2	(15.3)	29.9
Other [3]	**406.3**	**(112.3)**	**294.0**	271.0	(78.5)	192.5
	$766.9	**$(126.4)**	**$640.5**	$595.6	$(93.8)	$501.8

The table below summarizes the Company's amortization period assumptions for other intangible assets, including capitalized software, as of December 31, 2008:

	Weighted-Average Amortization Period	Amortization Periods
Trade names — Indefinite life	N/A	N/A
Trade names — Other	11 years	5-20 years
Other [3]	9 years	3-14 years
	9 years	

(3) Other consists primarily of capitalized software, non-compete agreements, patents and customer lists.

Other intangible amortization expense, including capitalized software amortization, was $52.2 million in 2008 and $33.8 million in both 2007 and 2006. As of December 31, 2008, the aggregate estimated intangible amortization amounts for the succeeding five years are as follows (in millions):

2009	2010	2011	2012	2013
$47.1	$40.5	$33.5	$31.2	$28.2

Actual amortization expense to be reported in future periods could differ materially from these estimates as a result of acquisitions, changes in useful lives and other relevant factors.

The adverse impact of the macroeconomic environment on the Company during the fourth quarter of 2008 combined with the updated outlook for certain business units led the Company to evaluate the carrying value of goodwill as of December 31, 2008. As a result of the evaluation of the Company's goodwill, the Company recorded non-cash impairment charges of $299.4 million principally related to the goodwill impairment charges noted above. No similar charges were recorded in 2007 or 2006.

FOOTNOTE 8
OTHER ACCRUED LIABILITIES

Accrued liabilities included the following as of December 31, (in millions):

	2008	2007
Customer accruals	**$285.7**	$304.0
Accrued derivative related liabilities	**130.1**	26.1
Accrued self-insurance liability	**82.4**	82.1
Accrued restructuring (See Footnote 4)	**51.7**	39.7
Accrued pension, defined contribution and other postretirement benefits	**47.1**	49.9
Accruals for manufacturing, marketing and freight expenses	**97.5**	122.0
Accrued contingencies, primarily legal, environmental and warranty	**36.8**	27.4
Other	**98.6**	93.5
Other accrued liabilities	**$829.9**	$744.7

Customer accruals are promotional allowances and rebates, including cooperative advertising, given to customers in exchange for their selling efforts and volume purchased. The self-insurance accrual is primarily casualty liabilities such as workers' compensation, general and product liability and auto liability and is estimated based upon historical loss experience combined with actuarial evaluation methods, review of significant individual files and the application of risk transfer programs.

FOOTNOTE 9

LONG-TERM DEBT

The following is a summary of long-term debt as of December 31, (in millions):

	2008	2007
Medium-term notes (original maturities ranging from 5 to 10 years, average interest rate of 5.44%)	**$1,572.3**	$1,075.0
Term Loan	**400.0**	—
Commercial paper	—	197.0
Floating rate note	**448.0**	448.0
Junior convertible subordinated debentures	**436.7**	436.7
Other long-term debt	**14.0**	12.9
Total debt	**2,871.0**	2,169.6
Current portion of long-term debt	**(752.7)**	(972.2)
Long-term debt	**$2,118.3**	$1,197.4

The following table summarizes the Company's average commercial paper obligations and interest rate for the year ended December 31, (in millions, except percentages):

	2008	2007
Borrowing	**$168.9**	$147.3
Average interest rate	**3.2%**	5.3%

The aggregate maturities of long-term debt outstanding, based on the earliest date the obligation may become due, are as follows as of December 31, 2008 (in millions):

2009	2010	2011	2012	2013	Thereafter	Total
$752.7	$353.5	$252.6	$268.8	$514.5	$728.9	$2,871.0

Medium-Term Notes

In March 2008, the Company completed the offering and sale of senior unsecured notes, consisting of $500.0 million in 5.50% senior unsecured notes with a maturity of April 15, 2013 and $250.0 million in 6.25% senior unsecured notes with a maturity of April 15, 2018 (collectively, the "Senior Unsecured Notes"). Interest on the Senior Unsecured Notes is payable semi-annually on April 15 and October 15 beginning October 15, 2008. Net proceeds from this offering were used to fund acquisitions, repay debt, and for general corporate purposes. The Senior Unsecured Notes are unsecured and unsubordinated obligations of the Company and equally ranked with all of its existing and future senior unsecured debt. The Senior Unsecured Notes may be redeemed by the Company at any time, in whole or in part, at a redemption price plus accrued interest to the date of redemption. The redemption price is equal to the greater of (1) 100% of the principal amount of the Senior Unsecured Notes being redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of any payments of interest accrued through the date of the redemption), discounted to the date of redemption on a semi-annual basis at a specified rate. The Senior Unsecured Notes also contain a provision that allows holders of the Senior Unsecured Notes to require the Company to repurchase all or any part of the Senior Unsecured Notes if a change of control triggering event occurs. Under this provision, the repurchase of the Senior Unsecured Notes will occur at a purchase price of 101% of the outstanding principal amount, plus accrued and unpaid interest, if any, on such Senior Unsecured Notes to the date of purchase.

In July 2008, note holders owning $65.0 million of the Company's $75.0 million of outstanding medium-term notes, issued in July 1998 and due July 2028, exercised their put option, which entitled the holders of the notes to require the Company to repay the notes at par. As a result, the Company repaid $65.0 million of the outstanding notes in July 2008. The remaining $10.0 million were not put to the Company and will continue to bear interest at 6.11% through maturity in July 2028. The Company utilized its commercial paper program to fund the redemption of the medium-term notes.

In July 2008, the Company redeemed its $250.0 million of Reset notes due July 2028, and recorded a loss on the extinguishment of the Reset notes of $52.2 million associated with the purchase of the remarketing option embedded in the Reset notes. The Company utilized its commercial paper program to fund the redemption of the Reset notes and the purchase of the remarketing option. The loss on extinguishment of $52.2 million is included in other expense, net in the Consolidated Statement of Operations for 2008. The $302.2 million aggregate amount paid to redeem the Reset notes is included as payments on notes payable and long-term debt in the Consolidated Statement of Cash Flows for 2008.

The Company also has outstanding three additional series of medium-term notes with aggregate principal amounts of $250.0 million each. The medium-term notes have coupon rates ranging from 4% to 6.75% and mature at various dates between 2009 and 2012.

Interest Rate Swaps

As of December 31, 2008, the Company had entered into fixed-for-floating interest rate swaps designated as fair value hedges. The interest rate swaps relate to $750.0 million of the principal amount of the medium term notes and result in the Company paying a floating rate of interest on the medium term notes subject to the interest rate swaps. The medium term note balance at December 31, 2008 includes mark-to-market adjustments to record the fair value of the interest rate hedges of fixed rate debt, pursuant to SFAS 133, and the mark-to-market adjustments increased the reported value of the medium term notes by $62.3 million as of December 31, 2008.

Term Loan

In September 2008, the Company entered into a $400.0 million credit agreement (the "Agreement"), under which the Company received an unsecured three-year term loan in the amount of $400.0 million (the "Term Loan"). The Company is required to repay the outstanding principal amount of the Term Loan according to the following schedule: $50.0 million in September 2009; $100.0 million in September 2010; and $250.0 million in September 2011, the maturity date. Borrowings under the Agreement bear interest at a rate of LIBOR plus a spread that is determined based on the credit rating of the Company, and interest is payable quarterly. The $400 million of outstanding borrowings under the Agreement at December 31, 2008 bear interest at a weighted-average interest rate of 3.3%. The Agreement has covenants similar to those in the Company's syndicated revolving credit facility, including, among other things, the maintenance of interest coverage and total indebtedness to total capital ratios and a limitation on the amount of indebtedness subsidiaries may incur. Net proceeds from the Term Loan were used to repay outstanding commercial paper and for general corporate purposes.

Floating Rate Note

Under a 2001 receivables facility with a financial institution, the Company created a financing entity that is consolidated in the Company's financial statements. Under this facility, the Company regularly enters into transactions with the financing entity to sell an undivided interest in substantially all of the Company's U.S. trade receivables to the financing entity. In 2001, the financing entity issued $450.0 million in preferred debt securities to the financial institution. Certain levels of accounts receivable write-offs and other events would permit the financial institution to terminate the receivables facility. In September 2006, in accordance with the terms of the receivables facility, the financing entity caused the outstanding preferred debt securities to be exchanged for a two year floating rate note in an aggregate principal amount of $448.0 million (the "Note") and other consideration. The Note must be repaid before the Company can have access to the financing entity's receivables. In September 2008, the Company's wholly owned and consolidated financing entity obtained an extension of the maturity of the Note from September 2008 to September 2009. As of December 31, 2008 and 2007, the aggregate amount of outstanding receivables sold under this facility was $492.9 million and $643.3 million, respectively. The receivables and the Note are recorded in the Consolidated Balance Sheets of the Company at December 31, 2008 and 2007, and the Note is classified as current portion of long-term debt in the Company's Consolidated Balance Sheets at December 31, 2008 based on its September 2009 maturity date.

Revolving Credit Facility and Commercial Paper

On November 14, 2005, the Company entered into a syndicated revolving credit facility (the "Revolver"). The Revolver expires in November 2012. The Company currently has $690.0 million available for borrowing under the Revolver. At December 31, 2008 and 2007, there were no borrowings under the Revolver. The Revolver permits the Company to borrow funds on a variety of interest rate terms. The Revolver requires, among other things, that the Company maintain certain interest coverage and total indebtedness to total capital ratios, as defined in the agreement. The Revolver also limits the amount of indebtedness subsidiaries may incur. As of December 31, 2008 and 2007, the Company was in compliance with the provisions of the agreement governing the Revolver.

In lieu of borrowings under the Revolver, the Company may issue up to $690.0 million of commercial paper. The Revolver provides the committed backup liquidity required to issue commercial paper; however, access to the commercial paper markets is dependent on the Company's short-term debt credit ratings. Accordingly, commercial paper may only be issued up to the amount available for borrowing under the Revolver. The Revolver also provides for the issuance of up to $100.0 million of standby letters of credit so long as there is a sufficient amount available for borrowing under the Revolver. There was no commercial paper outstanding at December 31, 2008. At December 31, 2007, there was $197.0 million of commercial paper outstanding, classified as current portion of long-term debt. There were no standby letters of credit issued under the Revolver for either period.

Junior Convertible Subordinated Debentures

In 1997, a 100% owned finance subsidiary (the "Subsidiary") of the Company issued 10.0 million shares of 5.25% convertible preferred securities (the "Preferred Securities"). Holders of the Preferred Securities are entitled to cumulative cash dividends of 5.25% of the liquidation preference of $50 per Preferred Security, or $2.625 per year. Each of these Preferred Securities is convertible into 0.9865 of a share of the Company's common stock. During 2005 and 2004, the Company purchased an aggregate of 1.6 million shares of its Preferred Securities from holders at an average price of $45.27 per share ($71.3 million). As of December 31, 2008, 8.4 million shares of Preferred Securities were outstanding which were convertible into 8.3 million shares of the Company's common stock. As of December 31, 2008, the Company fully and unconditionally guarantees 8.4 million shares of the Preferred Securities issued by the Subsidiary, which are callable at 100% of the liquidation preference.

The proceeds received by the Subsidiary from the issuance of the Preferred Securities were invested in the Company's 5.25% Junior Convertible Subordinated Debentures (the "Debentures"). In addition, the Subsidiary received approximately $15.5 million of the Company's Debentures as payment for a $15.5 million loan the Company borrowed from the Subsidiary to purchase 100% of the common equity interests in the Subsidiary. As a result, the Company issued an aggregate of $515.5 million of Debentures, and the Subsidiary is the sole holder of the Debentures. The Debentures are the sole assets of the Subsidiary, mature on December 1, 2027, bear interest at an annual rate of 5.25%, are payable quarterly and became redeemable by the Company beginning in December 2001. The Company may defer interest payments on the Debentures for a period of up to 20 consecutive quarters, during which period distribution payments on the Preferred Securities are also deferred. Under this circumstance, the Company may not declare or pay any cash distributions with respect to its common or preferred stock or debt securities that do not rank senior to the Debentures. The Preferred Securities are mandatorily redeemable upon the repayment of the Debentures at maturity or upon acceleration of the Debentures. As of December 31, 2008, the Company has not elected to defer interest payments. In connection with the Company's purchase of the Preferred Securities in 2005 and 2004, the Company negotiated the early retirement of the corresponding Debentures with the Subsidiary. The Company accounted for these transactions as extinguishments of debt, which resulted in $436.7 million of Debentures outstanding as of December 31, 2008.

FOOTNOTE 10
DERIVATIVE FINANCIAL INSTRUMENTS

Interest Rate Risk Management

At December 31, 2008, the Company had interest rate swaps designated as fair value hedges with an outstanding notional principal amount of $750.0 million of medium term notes. The net accrued interest receivable as of December 31, 2008 was $4.0 million. The fair value of the interest rate swaps at December 31, 2008 was $62.3 million and is included in other assets and is added to the principal of medium term notes in long-term debt.

At December 31, 2008, the Company had one cross currency interest rate swap with an outstanding notional principal amount of $157.6 million and net accrued interest receivable of $1.2 million. The contractual amounts and the fair value of the cross currency swap are included in the table summarizing the forward exchange contracts in Foreign Currency Management below.

Foreign Currency Management

The Company's foreign exchange risk management policy emphasizes hedging anticipated intercompany and third party commercial transaction exposures of generally one-year duration or less. The following table summarizes the Company's forward exchange contracts, cross currency interest rate swaps and option contracts in U.S. dollars by major currency and contractual amount. The "buy" amounts represent the U.S. equivalent of commitments to purchase foreign currencies, and the "sell" amounts represent the U.S. equivalent of commitments to sell foreign currencies according to the local needs of the subsidiaries. The contractual amounts of significant forward exchange contracts, cross currency interest rate swaps and option contracts and their fair values as of December 31, were as follows (in millions):

	2008		2007	
	Buy	Sell	Buy	Sell
British Pounds	**$ 500.6**	**$ 12.2**	$485.6	$ 221.7
Canadian Dollars	**1.0**	**251.1**	1.2	296.7
Euro	**—**	**682.4**	3.6	871.2
Other	**8.9**	**14.3**	40.6	14.4
Contractual value	**$ 510.5**	**$960.0**	$531.0	$1,404.0
Fair value	**$(135.9)**	**$ 21.6**	$ (35.9)	$ 36.7

The net gain (loss) recognized in 2008, 2007 and 2006 for matured cash flow forward exchange contracts, option contracts and commodity swaps was $5.1 million, $(6.6) million and $(4.2) million, net of tax, respectively, which was recognized in the Consolidated Statements of Operations. The Company estimates that a gain of $3.7 million, net of tax, deferred in accumulated other comprehensive loss will be recognized in earnings in 2009.

FOOTNOTE 11
COMMITMENTS

Lease Commitments

The Company leases manufacturing, warehouse and other facilities, real estate, transportation, and data processing and other equipment under leases that expire at various dates through the year 2020. Rent expense, which is recognized on a straight-line basis over the life of the lease term, was $129.2 million, $109.7 million and $106.5 million in 2008, 2007 and 2006, respectively.

Future minimum rental payments for operating leases with initial or remaining terms in excess of one year are as follows as of December 31, 2008 (in millions):

2009	2010	2011	2012	2013	Thereafter	Total
$95.2	$75.5	$58.6	$48.7	$41.3	$118.1	$437.4

Purchase Obligations

The Company enters into certain obligations to purchase finished goods, raw materials, components and services pursuant to legally enforceable and binding obligations, which include all significant terms. The Company's purchase obligations for 2009 include a commitment to purchase the minority interest of a majority owned subsidiary for approximately $30.0 million, which is included in the purchase obligations amount shown in the table below.

As of December 31, 2008, the Company's future estimated total purchase obligations are as follows (in millions):

2009	2010	2011	Total
$237.4	$9.0	$2.3	$248.7

FOOTNOTE 12

EMPLOYEE BENEFIT AND RETIREMENT PLANS

Effective January 1, 2008, the Company prospectively adopted the measurement date provisions of SFAS 158. Beginning with the year ended December 31, 2008, SFAS 158 requires the measurement date for defined benefit plan assets and obligations to coincide with the date of the employer's fiscal year end statement of financial position, which for the Company is December 31. The Company has historically measured defined benefit plan assets and liabilities for the majority of its plans on September 30 for its year-end statement of financial position. The impact on the Consolidated Financial Statements of the adoption of the change in measurement date for the Company's defined benefit and postretirement plans with September 30 plan year-ends resulted in an adjustment to decrease retained earnings at January 1, 2008 by $1.1 million. The following table shows the components of the Company's adjustment to retained earnings and other comprehensive income (loss) on January 1, 2008 upon adoption of the measurement date provisions of SFAS 158:

	U.S. Pension Plans	International Pension Plans	Other Postretirement Plans	Total
Retained Earnings:				
Service costs	$ —	$ 0.5	$ 0.4	$ 0.9
Interest costs	11.8	1.5	2.4	15.7
Expected return on assets	(14.4)	(1.6)	—	(16.0)
Amortization of:				
Actuarial loss	1.7	—	—	1.7
Prior service credit	—	—	(0.6)	(0.6)
Total pre-tax (benefit) charge	(0.9)	0.4	2.2	1.7
Tax impact	0.3	(0.1)	(0.8)	(0.6)
Net (benefit) charge to retained earnings	$ (0.6)	$ 0.3	$ 1.4	$ 1.1
Other Comprehensive Loss:				
Amortization of:				
Actuarial loss	$ (1.7)	—	$ —	$ (1.7)
Prior service credit	—	—	0.6	0.6
Total pre-tax (benefit) charge	(1.7)	—	0.6	(1.1)
Tax impact	0.6	—	(0.2)	0.4
Net (benefit) charge to other comprehensive loss	$ (1.1)	—	$ 0.4	$ (0.7)

The Company and its subsidiaries have noncontributory pension, profit sharing and contributory 401(k) plans covering substantially all of their foreign and domestic employees. Plan benefits are generally based on years of service and/or compensation. The Company's funding policy is to contribute not less than the minimum amounts required by the Employee Retirement Income Security Act of 1974, as amended, the Internal Revenue Code of 1986, as amended, or foreign statutes to assure that plan assets will be adequate to provide retirement benefits.

Included in accumulated other comprehensive loss at December 31, 2008 is $498.4 million ($309.1 million net of tax) related to net unrecognized actuarial losses and unrecognized prior service credit that have not yet been recognized in net periodic pension cost. The Company expects to recognize $7.4 million ($4.8 million net of tax) of costs in 2009 associated with net actuarial losses and prior service credit.

The Company's tax-qualified defined benefit pension plan is frozen for the entire non-union U.S. work force, and the Company has replaced the defined benefit pension plan with an additional defined contribution benefit. The defined contribution benefit has a three year cliff-vesting schedule. The Company recorded $19.4 million, $19.9 million and $19.6 million in expense for the defined contribution benefit arrangement for the years ended December 31, 2008, 2007 and 2006, respectively. The liability associated with the defined contribution benefit arrangement as of December 31, 2008 and 2007 is $19.4 million and $19.9 million, respectively, and is included in other accrued liabilities on the Consolidated Balance Sheets.

As of December 31, 2008 and 2007, the Company maintained various non-qualified deferred compensation plans with varying terms. The total liability associated with these plans was $69.3 million and $77.8 million as of December 31, 2008 and 2007, respectively. These liabilities are included in other noncurrent liabilities in the Consolidated Balance Sheets. These plans are partially funded with asset balances of $41.4 million and $44.1 million as of December 31, 2008 and 2007, respectively. These assets are included in other assets in the Consolidated Balance Sheets.

The Company has a Supplemental Executive Retirement Plan ("SERP"), which is a nonqualified defined benefit plan pursuant to which the Company will pay supplemental pension benefits to certain key employees upon retirement based upon the employees' years of service and compensation. The SERP is partially funded through a trust agreement with the Northern Trust Company, as trustee, that owns life insurance policies on key employees. At December 31, 2008 and 2007, the life insurance contracts had a cash surrender value of $82.8 million and $78.8 million, respectively. The SERP is also partially funded through cash and mutual fund investments, which had a combined value of $19.7 million and $22.5 million at December 31, 2008 and 2007, respectively. These assets, as well as the cash surrender value of the life insurance contracts, are included in other assets in the Consolidated Balance Sheets. The projected benefit obligation was $94.1 million and $85.1 million at December 31, 2008 and 2007, respectively. The SERP liabilities are included in the pension table below; however, the Company's investment in the life insurance contracts is excluded from the table as they do not qualify as plan assets under SFAS No. 87, "Employers' Accounting for Pensions."

The Company's matching contributions to the contributory 401(k) plan were $15.9 million, $15.6 million, and $15.9 million for the years ended December 31, 2008, 2007 and 2006, respectively.

The following provides a reconciliation of benefit obligations, plan assets and funded status of the Company's noncontributory defined benefit pension plans, including the SERP, as of December 31, (in millions, except percentages):

	U.S.		International	
	2008	2007	**2008**	2007
Change in benefit obligation:				
Benefit obligation at beginning of period	**$ 868.6**	$ 855.8	**$ 568.8**	$ 543.7
Service cost	**4.5**	3.8	**6.6**	7.3
Interest cost	**52.2**	51.2	**29.2**	27.7
Contributions	**—**	—	**0.7**	0.8
Amendments	**—**	1.6	**—**	—
Actuarial (gain) loss	**(2.8)**	18.8	**(77.2)**	0.4
Acquisitions and divestitures	**—**	—	**10.0**	(0.9)
Currency translation	**—**	—	**(117.3)**	19.8
Benefits paid [1]	**(70.6)**	(62.6)	**(26.5)**	(24.4)
FAS 158 measurement date adoption adjustments [2]	**11.8**	—	**2.0**	—
Curtailments, settlement costs and other	**—**	—	**(4.7)**	(5.6)
Benefit obligation at end of period	**$ 863.7**	$ 868.6	**$ 391.6**	$ 568.8
Change in plan assets:				
Fair value of plan assets at beginning of period	**$ 763.7**	$ 711.4	**$ 453.3**	$ 410.7
Actual return on plan assets [1]	**(208.7)**	103.3	**34.1**	28.8
Acquisitions and divestitures	**—**	—	**8.9**	—
Contributions	**8.0**	11.6	**24.6**	29.7
Currency translation	**—**	—	**(124.7)**	10.8
Benefits paid [1]	**(70.6)**	(62.6)	**(26.5)**	(24.4)
Settlement charges and other	**—**	—	**(6.8)**	(2.3)
Fair value of plan assets at end of period	**$ 492.4**	$ 763.7	**$ 362.9**	$ 453.3
Funded status at end of period	**$(371.3)**	$(104.9)	**$ (28.7)**	$(115.5)
Amounts recognized in the Consolidated Balance Sheets:				
Prepaid benefit cost [3]	**$ —**	$ —	**$ 45.2**	$ 1.9
Accrued current benefit cost [4]	**(7.0)**	(6.7)	**(3.8)**	(4.2)
Accrued noncurrent benefit cost [5]	**(364.3)**	(98.2)	**(70.1)**	(113.2)
Total	**$(371.3)**	$(104.9)	**$ (28.7)**	$(115.5)
Amounts recognized in Accumulated Other Comprehensive Loss:				
Prior service cost	**$ (12.9)**	$ (14.1)	**$ —**	$ —
Net loss	**(484.7)**	(215.5)	**(3.5)**	(95.6)
Accumulated other comprehensive loss, pre-tax	**$(497.6)**	$(229.6)	**$ (3.5)**	$ (95.6)
Accumulated benefit obligation	**$ 854.1**	$ 861.9	**$ 378.9**	$ 556.4

(1) For plans with September 30 measurement dates prior to January 1, 2008, the 2008 amounts include activity for the 15 month period from October 1, 2007 to December 31, 2008. For these same plans, 2007 amounts include activity for the 12 month period from October 1, 2006 to September 30, 2007.

(2) Adjustment for service and interest costs for the three months ended December 31, 2007 relating to the adoption of the measurement date provisions of SFAS 158 for plans historically measured at September 30.

(3) Recorded in other assets.

(4) Recorded in other accrued liabilities.

(5) Recorded in other noncurrent liabilities.

	U.S.		International	
	2008	2007	**2008**	2007
Weighted-average assumptions used to determine benefit obligation:				
Discount rate	**6.25%**	6.25%	**6.01%**	5.53%
Long-term rate of compensation increase	**4.00%**	4.00%	**3.94%**	4.24%

Net pension cost includes the following components for the years ended December 31, (in millions):

	U.S.			International		
	2008 (1)	2007 (1)	2006 (1)	**2008** (1)	2007 (1)	2006 (1)
Service cost-benefits earned during the year	**$ 4.5**	$ 3.8	$ 2.8	**$ 6.6**	$ 7.3	$ 7.3
Interest cost on projected benefit obligation	**52.2**	51.2	51.4	**29.2**	27.7	24.5
Expected return on plan assets	**(57.7)**	(58.6)	(59.5)	**(28.5)**	(27.4)	(24.7)
Amortization of:						
Prior service cost	**1.3**	1.1	1.0	**—**	—	—
Actuarial loss	**7.1**	7.6	7.8	**3.6**	4.5	4.9
Curtailment, settlement and special termination benefit costs	**—**	—	0.2	**—**	(2.8)	—
Net pension cost	**$ 7.4**	$ 5.1	$ 3.7	**$ 10.9**	$ 9.3	$ 12.0

(1) For plans with September 30 measurement dates prior to January 1, 2008, the 2008 amount represents 12 months of net pension costs for the period January 1, 2008 to December 31, 2008, while the 2007 and 2006 amounts represent 12 months of net pension costs for the periods October 1, 2006 to September 30, 2007 and October 1, 2005 to September 30, 2006, respectively. Net pension cost activity for the 3 months ended December 31, 2007 is included in the SFAS 158 adjustment table above.

	U.S.			International		
	2008	2007	2006	**2008**	2007	2006
Weighted-average assumptions used to determine net periodic benefit cost:						
Discount rate	**6.25%**	6.00%	5.75%	**5.52%**	5.16%	4.90%
Long-term rate of return on plan assets	**8.50%**	8.50%	8.50%	**6.77%**	6.33%	6.91%
Long-term rate of compensation increase	**4.00%**	4.50%	4.50%	**4.31%**	3.85%	3.71%

The Company's defined benefit pension plans weighted-average asset allocation at December 31, 2008 and 2007, by asset category, are as follows:

	U.S.		International	
	2008	2007	**2008**	2007
Equity securities	**55.5%**	69.1%	**20.3%**	21.8%
Debt securities	**28.2%**	20.5%	**16.3%**	52.5%
Real estate	**7.3%**	4.5%	**2.4%**	2.4%
Cash	**0.6%**	0.5%	**38.9%**	10.9%
Other	**8.4%**	5.4%	**22.1%**	12.4%
Total	**100.0%**	100.0%	**100.0%**	100.0%

The Company employs a total return investment approach whereby a mix of equities and fixed income investments is used to maximize the long-term return of plan assets for a prudent level of risk. Risk tolerance is established through consideration of plan liabilities, plan funded status, and corporate financial condition. The investment portfolio is comprised of a diversified blend of equity, real estate, fixed income investments, inflation and interest rate hedges, and cash investments. Equity investments include large and small market capitalization stocks as well as growth, value and international stock positions.

The Company employs a building block approach in determining the long-term rate of return for plan assets. Historical markets are studied and long-term historical relationships between equities and fixed-income are preserved consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run. Current market factors, such as inflation and interest rates, are evaluated before long-term capital market assumptions are determined. The long-term portfolio return is established via a building block approach with proper consideration of diversification and rebalancing. Peer data and historical returns are reviewed to check for reasonableness and appropriateness.

The Company expects to make cash contributions of approximately $76.4 million to its defined benefit pension plans in 2009.

Other Postretirement Benefit Plans

Several of the Company's subsidiaries currently provide retiree health care and life insurance benefits for certain employee groups. The following provides a reconciliation of benefit obligations and funded status of the Company's other postretirement benefit plans as of December 31, (in millions, except percentages):

	2008	2007
Change in benefit obligation:		
Benefit obligation at beginning of period	**$ 164.5**	$ 178.7
Service cost	**1.6**	1.7
Interest cost	**9.6**	10.7
Actuarial loss (gain)	**5.6**	(8.6)
Benefits paid, net [1]	**(21.6)**	(18.0)
FAS 158 measurement date adoption adjustments [2]	**2.8**	—
Benefit obligation at end of period	**$ 162.5**	$ 164.5
Funded Status:		
Funded status at end of plan year	**$(162.5)**	$(164.5)
Contributions made between measurement date and December 31 [3]	**N/A**	4.0
Net liability recognized at December 31	**$(162.5)**	$(160.5)
Amounts recognized in the Consolidated Balance Sheets:		
Accrued current benefit cost [4]	**$ (16.1)**	$ (17.6)
Accrued noncurrent benefit cost [5]	**(146.4)**	(142.9)
Total	**$(162.5)**	$(160.5)
Amounts recognized in Accumulated Other Comprehensive Income (Loss):		
Prior service credit	**$ 18.1**	$ 21.2
Net loss	**(15.4)**	(10.3)
Accumulated other comprehensive income, pre-tax	**$ 2.7**	$ 10.9

(1) The 2008 amounts include activity for the 15 month period from October 1, 2007 to December 31, 2008, and the 2007 amounts include activity for the 12 month period from October 1, 2006 to September 30, 2007.
(2) Adjustment for service and interest costs for the three months ended December 31, 2007 relating to the adoption of the measurement date provisions of SFAS 158 for plans historically measured at September 30.
(3) Not applicable for 2008, as Company used a December 31 measurement date.
(4) Recorded in other accrued liabilities.
(5) Recorded in other noncurrent liabilities.

There are no plan assets associated with the Company's other postretirement benefit plans.

The weighted average discount rate at the measurement dates for the Company's other postretirement benefit plans is developed using a spot interest yield curve based on a broad population of corporate bonds rated AA or higher. The following are the weighted-average assumptions used to determine net periodic benefit cost for the other postretirement benefit plans:

	2008	2007	2006
Discount rate	**6.25%**	6.00%	5.75%
Long-term health care cost trend rate	**5.00%**	6.00%	6.00%

Other postretirement benefit costs include the following components as of December 31, (in millions):

	2008 [1]	2007 [1]	2006 [1]
Service cost-benefits earned during the year	**$ 1.6**	$ 1.7	$ 2.6
Interest cost on projected benefit obligation	**9.6**	10.7	10.0
Amortization of:			
Prior service benefit	**(2.4)**	(2.4)	(2.4)
Actuarial loss	**—**	0.1	—
Curtailments	**—**	—	(0.1)
Net postretirement benefit costs	**$ 8.8**	$10.1	$10.1

(1) 2008 represents 12 months of net postretirement benefit costs from January 1, 2008 to December 31, 2008, while 2007 and 2006 represent 12 months of net postretirement benefit costs activity from October 1, 2006 to September 30, 2007 and from October 1, 2006 to September 30, 2006, respectively. Net postretirement benefit costs for the three months ended December 31, 2007 are included in the SFAS 158 adjustment table above.

Assumed health care cost trends have been used in the valuation of the benefit obligations for postretirement benefits. The trend rate used to measure the benefit obligation was 9% for all retirees in 2008, declining by 0.5% each year to 5% in 2016 and thereafter.

The health care cost trend rate significantly affects the reported postretirement benefit costs and obligations. A one-percentage point change in the assumed rate would have the following effects (in millions):

	1% Increase	1% Decrease
Effect on total of service and interest cost components	$ 0.9	$ (0.8)
Effect on postretirement benefit obligations	$13.9	$(12.3)

Estimated future benefit payments under the Company's defined benefit pension plans and other postretirement benefit plans are as follows as of December 31, 2008 (in millions):

	2009	2010	2011	2012	2013	2014-2018
Pension benefits [1]	$75.4	$76.6	$78.0	$80.2	$82.7	$443.9
Other postretirement benefits	$19.3	$18.9	$18.3	$17.6	$17.3	$ 82.5

(1) Certain pension benefit payments will be funded by plan assets.

The estimated other postretirement benefit payments are net of annual Medicare Part D subsidies of approximately $3.0 million per year. The Company expects to make direct cash benefit payments of approximately $16.1 million for its other postretirement benefit plans in 2009.

FOOTNOTE 13
EARNINGS PER SHARE

The calculation of basic and diluted earnings per share for the years ended December 31 is shown below (in millions, except per share data):

	2008	2007	2006
Numerator for basic (loss) earnings per share:			
(Loss) income from continuing operations	**$ (51.8)**	$479.2	$470.7
Loss from discontinued operations	**(0.5)**	(12.1)	(85.7)
Net (loss) income for basic earnings per share	**$ (52.3)**	$467.1	$385.0
Numerator for diluted earnings per share:			
(Loss) income from continuing operations	**$ (51.8)**	$479.2	$470.7
Effect of convertible preferred securities, net of tax [1]	—	14.2	—
(Loss) income from continuing operations for diluted earnings per share	**(51.8)**	493.4	470.7
Loss from discontinued operations	**(0.5)**	(12.1)	(85.7)
Net (loss) income for diluted earnings per share	**$ (52.3)**	$481.3	$385.0
Denominator:			
Denominator for basic (loss) earnings per share—weighted-average shares	**277.0**	276.0	274.6
Dilutive securities [2]	—	1.8	0.9
Convertible preferred securities [1]	—	8.3	—
Denominator for diluted (loss) earnings per share	**277.0**	286.1	275.5
Basic (loss) earnings per share: (Loss) earnings from continuing operations	**$ (0.19)**	$ 1.74	$ 1.71
Loss from discontinued operations	—	(0.04)	(0.31)
(Loss) earnings per share	**$ (0.19)**	$ 1.69	$ 1.40
Diluted (loss) earnings per share:			
(Loss) earnings from continuing operations	**$ (0.19)**	$ 1.72	$ 1.71
Loss from discontinued operations	—	(0.04)	(0.31)
(Loss) earnings per share	**$ (0.19)**	$ 1.68	$ 1.40

(1) The convertible preferred securities are anti-dilutive for 2008 and 2006, and therefore have been excluded from diluted earnings per share. Had the convertible preferred securities been included in the diluted earnings per share calculation, $14.2 million of expenses would have been added back to the net income (loss) for both 2008 and 2006. Weighted average shares outstanding would have increased by 8.3 million shares for both 2008 and 2006, respectively.

(2) Dilutive securities include "in the money options" and restricted stock awards. The weighted-average shares outstanding for 2008, 2007 and 2006 exclude the effect of approximately 17.2 million, 9.5 million and 11.1 million stock options, respectively, because such options were anti-dilutive.

FOOTNOTE 14
STOCK-BASED COMPENSATION

The Company offers stock-based compensation to its employees that includes stock options, restricted stock units, performance share units and an employee stock purchase plan, as follows:

Stock Options

The Company's stock plans include plans adopted in 1993 and 2003. The Company has issued both non-qualified and incentive stock options at exercise prices equal to the Company's common stock price on the date of grant with contractual terms of ten years. Historically, stock options issued by the Company generally vested and were expensed ratably over five years, except that in the case of termination due to death, disability or retirement at age 65 or older, options became fully vested and were exercisable for one year following termination. In 2008, the Company modified the retirement provisions applicable to future option grants so that in the case of retirement (as defined in the stock option agreement), options fully vest and are exercisable for a period of time depending on the employee's age and years of service. Stock option grants are generally subject to forfeiture if employment terminates prior to vesting.

Restricted Stock

Awards of restricted stock and restricted stock units are independent of stock option grants and are generally subject to forfeiture if employment terminates prior to vesting. The awards generally cliff-vest three years from the date of grant. In 2008, the Company modified the retirement provisions applicable to future restricted stock awards so that in the case of retirement at age 65 or older the awards fully vest. With respect to future awards of restricted stock units, in the case of retirement (as defined in the award agreement), awards vest depending on the employee's age and years of service. Prior to vesting, ownership of restricted shares cannot be transferred. The restricted stock has the same dividend and voting rights as the common stock, and the restricted stock units have rights to dividend equivalents payable in cash. The Company expenses the cost of these restricted stock awards and restricted stock units ratably over the vesting period.

Performance Shares

Performance share awards issued under the 2003 Stock Plan represent the right to receive unrestricted shares of stock based on the achievement of Company performance objectives and/or individual performance goals established by the Organizational Development & Compensation Committee and the Board of Directors. The Company awarded performance shares in February 2007 based on 2006 performance and awarded performance shares in 2006 related to a transition grant as the Company moved to a new cash bonus structure.

Employee Stock Purchase Plan

The Company established an Employee Stock Purchase Plan ("ESPP") effective August 1, 2006. The ESPP allows all employees the ability to purchase shares of the Company's $1.00 par value per share common stock at a 5% discount at the end of each quarter. Pursuant to the ESPP, $0.9 million of shares were purchased during each of 2008 and 2007.

The Company accounts for stock-based compensation pursuant to SFAS 123(R), which requires measurement of compensation cost for all stock awards at fair value on the date of grant and recognition of compensation, net of estimated forfeitures, over the requisite service period for awards expected to vest.

The table below highlights the expense related to share-based payments for the years ended December 31, (in millions):

	2008	2007	2006
Stock options	**$16.9**	$17.2	$17.8
Restricted stock	**18.7**	19.2	14.3
Performance shares	**—**	—	11.9
Stock-based compensation	**$35.6**	$36.4	$44.0
Stock-based compensation, net of income tax benefit of $11.6 million, $13.8 million and $16.7 million in 2008, 2007 and 2006, respectively	**$24.0**	$22.6	$27.3

The fair value of stock option awards granted during the years ended December 31, was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2008	2007	2006
Risk-free interest rate	**2.8%**	4.7%	4.6%
Dividend yield	**3.8%**	2.8%	3.0%
Expected volatility	**25%**	25%	33%
Expected life (in years)	**5.5**	5.5	6.5

The Company utilized its historical experience to estimate the expected life of the options and volatility.

The following summarizes the changes in the number of shares of common stock under option for the following periods (shares and aggregate intrinsic value in millions):

	Shares	Weighted Average Exercise Price	Exercisable at End of Year	Weighted Average Exercise Price	Weighted Average Fair Value of Options Granted During the Year	Aggregate Intrinsic Value
Outstanding at December 31, 2005	13.2	$27	5.8	$29		
Granted	3.2	25			$7	
Exercised	(0.8)	24				$ 3.5
Forfeited / expired	(1.5)	27				
Outstanding at December 31, 2006	14.1	$26	6.8	$28		$52.2
Granted	4.3	30			$7	
Exercised	(0.9)	25				$ 3.4
Forfeited / expired	(1.5)	29				
Outstanding at December 31, 2007	16.0	$27	7.3	$27		$19.7
Granted	4.7	22			$4	
Exercised	(0.1)	23				$ 0.1
Forfeited / expired	(4.2)	27				
Outstanding at December 31, 2008	**16.4**	**$26**	**6.6**	**$27**		**$ —**
Vested and expected to vest at December 31, 2008	**14.9**	**$26**				

At December 31, 2008, the aggregate intrinsic value of exercisable options was zero.

The weighted average remaining contractual life for options outstanding and options exercisable was 7 years and 5 years, respectively, as of December 31, 2008.

The following table summarizes the changes in the number of shares of restricted stock and restricted stock units for the following periods (shares in millions):

	Shares	Weighted-average grant date fair value
Outstanding at December 31, 2005	1.0	$23
Granted	1.5	24
Forfeited	(0.3)	24
Outstanding at December 31, 2006	2.2	$24
Granted	1.2	30
Vested	(0.5)	23
Forfeited	(0.3)	24
Outstanding at December 31, 2007	2.6	$26
Granted	**1.4**	**20**
Vested	**(0.4)**	**23**
Forfeited	**(0.4)**	**26**
Outstanding at December 31, 2008	**3.2**	**$24**
Expected to vest at December 31, 2008	**2.9**	**$24**

The following table summarizes the Company's total unrecognized compensation cost related to stock-based compensation as of December 31, 2008 (in millions):

	Unrecognized Compensation Cost	Weighted Average Period of Expense Recognition (in years)
Stock options	$41.1	2
Restricted stock	31.9	2
Total	$73.0	

FOOTNOTE 15
INCOME TAXES

The Company adopted the provisions of FIN 48 on January 1, 2007. The adoption of FIN 48 did not result in an adjustment to beginning retained earnings. However, the adoption of FIN 48 did result in the reclassification of certain income tax assets and liabilities from current to long-term in the Company's Consolidated Balance Sheet.

As of December 31, 2008 and 2007, the Company had unrecognized tax benefits of $129.2 million and $145.8 million, respectively, all of which, if recognized, would affect the effective tax rate. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as a component of income tax expense. As of December 31, 2008 and 2007, the Company had recorded accrued interest and penalties related to the unrecognized tax benefits of $35.0 million and $18.6 million, respectively. During the years ended December 31, 2008 and 2007, the Company recognized approximately $16.3 million and $6.1 million, respectively, of interest and penalties.

The following table summarizes the changes in gross unrecognized tax benefits for the year ended December 31, (in millions):

	2008	2007
Unrecognized tax benefits balance at January 1,	**$145.8**	$161.8
Increases in tax positions for prior years	**4.6**	29.6
Decreases in tax positions for prior years	**(21.0)**	(1.3)
Increases in tax positions for current year	**12.5**	19.2
Settlements with taxing authorities	**—**	(34.9)
Lapse of statute of limitations	**(12.7)**	(28.6)
Unrecognized tax benefits balance at December 31,	**$129.2**	$145.8

The provision for income taxes consists of the following for the years ended December 31, (in millions):

	2008	2007	2006
Current:			
Federal	**$ (6.0)**	$ 81.3	$ (8.8)
State	**4.7**	4.0	1.0
Foreign	**46.2**	66.7	67.2
Total current	**44.9**	152.0	59.4
Deferred	**8.7**	(2.3)	(15.2)
Total provision	**$53.6**	$149.7	$44.2

The non-U.S. component of income from continuing operations before income taxes was $206.4 million, $223.4 million and $231.2 million in 2008, 2007 and 2006, respectively.

A reconciliation of the U.S. statutory rate to the effective income tax rate is as follows for the years ended December 31,:

	2008	2007	2006
Statutory rate	**35.0 %**	35.0 %	35.0 %
Add (deduct) effect of:			
State income taxes, net of federal income tax effect	**104.3**	0.4	0.1
Foreign tax credit	**(2,649.9)**	(1.5)	(1.5)
Foreign rate differential and other	**1,440.5**	1.1	(5.1)
Resolution of tax contingencies	**(1,204.9)**	(11.2)	(4.8)
Tax basis differential on goodwill impairment	**5,705.0**	—	—
Reversal of previously recorded valuation reserve	**(452.3)**	—	—
Impact of legal entity restructuring	**—**	—	(15.1)
Effective rate	**2,977.7 %**	23.8 %	8.6 %

The Company files numerous consolidated and separate income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. The statute of limitations for the Company's U.S. federal income tax returns has expired for years prior to 2005. During the three months ended December 31, 2008, the Company received an IRS Revenue Agent Report for tax years 2005 and 2006, assessing additional tax and interest relating to the Company's tax treatment of the financing entity described in Footnote 9. The Company disagrees with the IRS' characterization of the entity and the associated assessment, and in January 2009, the Company filed a protest with the IRS and requested a conference with the IRS Appeals Office. The Company believes it is adequately reserved for the uncertain tax position relating to this issue. The Company's Canadian income tax returns are subject to examination for years after 2000. With few exceptions, the Company is no longer subject to other income tax examinations for years before 2005.

It is reasonably possible that there could be a change in the amount of the Company's unrecognized tax benefits within the next 12 months due to activities of the IRS or other taxing authorities, including proposed assessments of additional tax, possible settlement of audit issues, or the expiration of applicable statutes of limitations. The range of the possible change in unrecognized tax benefits within the next 12 months cannot be reasonably estimated at December 31, 2008.

The components of net deferred tax assets are as follows as of December 31, (in millions):

	2008	2007
Deferred tax assets:		
Accruals not currently deductible for tax purposes	**$ 147.1**	$ 132.1
Postretirement liabilities	**59.0**	62.9
Inventory reserves	**2.2**	2.0
Pension liabilities	**108.8**	62.4
Self-insurance liability	**10.5**	7.9
Foreign tax credit carryforward	**84.7**	45.3
Foreign net operating losses	**227.0**	201.8
Other	**137.4**	110.0
Total gross deferred tax assets	**776.7**	624.4
Less valuation allowance	**(303.3)**	(272.6)
Net deferred tax assets after valuation allowance	**$ 473.4**	$ 351.8
Deferred tax liabilities:		
Accelerated depreciation	**$ (81.6)**	$ (68.9)
Amortizable intangibles	**(179.6)**	(146.1)
Other	**(4.0)**	(5.4)
Total gross deferred tax liabilities	**(265.2)**	(220.4)
Net deferred tax assets	**$ 208.2**	$ 131.4
Current deferred income tax assets	**$ 100.4**	$ 102.0
Noncurrent deferred income tax assets	**107.8**	29.4
	$ 208.2	$ 131.4

No U.S. deferred taxes have been provided on the undistributed non-U.S. subsidiary earnings that are considered to be indefinitely invested. At December 31, 2008, the estimated amount of total unremitted non-U.S. subsidiary earnings is $605.8 million. It is not practical to estimate the amount of U.S. tax that might be payable on the eventual remittance of such earnings.

FOOTNOTE 16

OTHER EXPENSE (INCOME), NET

Other expense, net consists of the following for the years ended December 31, (in millions):

	2008	2007	2006
Equity in earnings	**$ (1.3)**	$(0.1)	$(0.9)
Minority interest	**2.0**	3.1	3.6
Currency transaction loss	**7.3**	4.2	3.0
Loss on debt extinguishment [1]	**52.2**	—	—
Other	**0.9**	0.1	4.0
	$61.1	$ 7.3	$ 9.7

(1) See Footnote 9 for further information regarding charges recognized related to debt extinguishment.

FOOTNOTE 17

FAIR VALUE

In the first quarter of 2008, the Company adopted SFAS 157, which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and requires expanded disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, but rather generally applies to other accounting pronouncements that require or permit fair value measurements. The FASB issued Staff Position 157-2 "Effective Date of FASB Statement No. 157" ("FSP 157-2") which delayed the effective date of SFAS 157 for all non-financial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis, until January 1, 2009. The FSP 157-2 deferral applies to the Company's assets that are measured at fair value as part of its annual impairment assessment, including goodwill, other indefinite-lived intangible assets and other long-lived assets, and other assets and liabilities adjusted to fair value from as circumstances require.

SFAS 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and defines fair value as the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). These valuation techniques are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. SFAS 157 utilizes a fair value hierarchy that prioritizes valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

- Level 1: Observable inputs such as quoted prices for identical assets or liabilities in active markets.
- Level 2: Observable inputs other than quoted prices that are directly or indirectly observable for the asset or liability, including quoted prices for similar assets or liabilities in active markets; quoted prices for similar or identical assets or liabilities in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.
- Level 3: Unobservable inputs that reflect the reporting entity's own assumptions.

The Company's financial assets and liabilities adjusted to fair value at least annually are its money market fund investments included in cash and cash equivalents, its mutual fund investments included in other assets, and its derivative instruments, which are primarily included in prepaid expenses and other, other assets and other accrued liabilities. These assets and liabilities are subject to the measurement and disclosure requirements of SFAS 157 as they are adjusted to fair value at least annually. As the Company adjusts the value of its investments and derivative instruments to fair value each reporting period, no adjustment to retained earnings resulted from the adoption of SFAS 157.

The Company determines the fair value of its mutual fund investments based on quoted market prices (Level 1).

Level 2 fair value determinations are derived from directly or indirectly observable (market based) information. Such inputs are the basis for the fair values of the Company's money market investments and derivative instruments. The money market investments held by the Company and included in cash and cash equivalents are not publicly traded, but the fair value is determined based on the values of the underlying investments in the money market fund (Level 2). The Company generally uses derivatives for hedging purposes pursuant to SFAS 133, and the Company's derivatives are primarily foreign currency forward contracts and interest rate swaps. The Company determines the fair value of its derivative instruments based on Level 2 inputs in the SFAS 157 fair value hierarchy. Level 2 fair value determinations are derived from directly or indirectly observable (market based) information. Such inputs are the basis for the fair values of the Company's money market investments and derivative instruments.

The following table presents the Company's non-pension related financial assets and liabilities which are measured at fair value on a recurring basis and that are subject to the disclosure requirements of SFAS 157 as of December 31, 2008 (in millions):

Description	Fair Value at 12/31/2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Money market fund investments	**$ 42.1**	$ —	$ 42.1	$—
Mutual fund investments	**11.7**	11.7	—	—
Interest rate swaps	**62.3**	—	62.3	—
Foreign currency derivatives	**6.9**	—	6.9	—
Total	**$123.0**	$11.7	$111.3	$—
Liabilities				
Foreign currency derivatives	**130.1**	—	130.1	—
Total	**$130.1**	$ —	$130.1	$—

FOOTNOTE 18
INDUSTRY SEGMENT INFORMATION

The Company's reporting segments reflect the Company's focus on building large consumer brands, promoting organizational integration, achieving operating efficiencies in sourcing and distribution and leveraging its understanding of similar consumer segments and distribution channels. The reportable segments are as follows:

Segment	Description of Products
Cleaning, Organization & Décor	Cleaning and refuse, indoor/outdoor organization, food storage, and home storage products; material handling solutions; drapery hardware and window treatments; restroom hygiene systems
Office Products	Writing instruments, including markers, highlighters, pens, pencils, and fine writing instruments; office technology solutions such as label makers and printers, card-scanning solutions, and on-line postage; and art and office organization products
Tools & Hardware	Hand tools, power tool accessories, industrial bandsaw blades, propane torches, manual paint applicators and cabinet and window hardware
Other (Home & Family)	Infant and juvenile products such as car seats, strollers, highchairs, and playards; gourmet cookware, bakeware and cutlery; and hair care accessories

The Company's segment results are as follows as of and for the years ended December 31, (in millions):

	2008	2007	2006
Net sales [1]			
Cleaning, Organization & Décor	**$2,147.3**	$2,096.4	$1,995.7
Office Products	**2,005.8**	2,042.3	2,031.6
Tools & Hardware	**1,200.3**	1,288.7	1,262.2
Other (Home & Family)	**1,117.2**	979.9	911.5
	$6,470.6	$6,407.3	$6,201.0
Operating income [2]			
Cleaning, Organization & Décor	**$ 238.6**	$ 273.3	$ 209.1
Office Products	**215.8**	317.9	287.0
Tools & Hardware	**145.3**	181.5	185.0
Other (Home & Family)	**102.7**	135.6	117.9
Corporate	**(81.9)**	(82.0)	(76.0)
Impairment charges	**(299.4)**	—	—
Restructuring costs	**(120.3)**	(86.0)	(66.4)
	$ 200.8	$ 740.3	$ 656.6
Depreciation and amortization			
Cleaning, Organization & Décor	**$ 58.9**	$ 57.8	$ 67.9
Office Products	**49.7**	52.2	55.9
Tools & Hardware	**28.0**	33.6	34.2
Other (Home & Family)	**16.2**	10.1	11.7
Corporate	**30.5**	23.3	23.6
	$ 183.3	$ 177.0	$ 193.3
Capital expenditures [3]			
Cleaning, Organization & Décor	**$ 39.9**	$ 40.8	$ 22.1
Office Products	**20.9**	25.4	29.7
Tools & Hardware	**21.8**	13.1	15.6
Other (Home & Family)	**7.0**	9.3	7.7
Corporate	**68.2**	68.7	62.1
	$ 157.8	$ 157.3	$ 137.2
Identifiable assets			
Cleaning, Organization & Décor	**$ 821.6**	$ 794.3	
Office Products	**1,201.7**	1,451.6	
Tools & Hardware	**666.5**	771.2	
Other (Home & Family)	**502.3**	344.6	
Corporate [4]	**3,600.4**	3,321.2	
	$6,792.5	$6,682.9	

In the first quarter of 2009, the Company consolidated its segment structure from four to three segments as part of its reorganization to realize structural cost efficiencies.

Geographic Area Information

	2008	2007	2006
Net sales			
U.S.	**$4,447.2**	$4,624.3	$4,603.4
Canada	**413.4**	425.7	387.9
North America	**4,860.6**	5,050.0	4,991.3
Europe	**996.0**	879.5	781.0
Central and South America	**275.4**	250.2	239.3
Other	**338.6**	227.6	189.4
	$6,470.6	$6,407.3	$6,201.0
Operating income (loss) [(2),(5)]			
U.S.	**$ 152.4**	$ 572.4	$ 517.4
Canada	**92.0**	108.5	78.8
North America	**244.4**	680.9	596.2
Europe	**(98.9)**	10.9	15.4
Central and South America	**8.9**	11.9	5.3
Other	**46.4**	36.6	39.7
	$ 200.8	$ 740.3	$ 656.6
Property, plant and equipment, net			
U.S.	**$ 428.8**	$ 479.5	
Canada	**11.7**	15.7	
North America	**440.5**	495.2	
Europe	**114.1**	121.1	
Central and South America	**22.2**	30.7	
Other	**53.9**	41.6	
	$ 630.7	$ 688.6	

(1) All intercompany transactions have been eliminated. Sales to Wal-Mart Stores, Inc. and subsidiaries amounted to approximately 13% of consolidated net sales for each of the years ended December 31, 2008 and 2007, and 12% of consolidated net sales for the year ended December 31, 2006, substantially across all segments.

(2) Operating income (loss) is net sales less cost of products sold, selling, general and administrative expenses. Certain headquarters expenses of an operational nature are allocated to business segments and geographic areas primarily on a net sales basis.

(3) Capital expenditures associated with discontinued businesses have been excluded. Corporate capital expenditures are mainly related to the SAP implementation.

(4) Corporate assets primarily include goodwill, capitalized software, cash and deferred tax assets.

(5) The restructuring costs and impairment charges have been reflected in the appropriate geographic regions. The following table summarizes the restructuring costs and impairment charges by region included in operating income above:

	2008	2007	2006
Restructuring costs:			
U.S.	**$ (80.9)**	$(32.5)	$(21.2)
Canada	**—**	(0.1)	(2.1)
North America	**(80.9)**	(32.6)	(23.3)
Europe	**(38.7)**	(41.1)	(33.1)
Central and South America	**—**	(5.1)	(7.4)
Other	**(0.7)**	(7.2)	(2.6)
	$(120.3)	$(86.0)	$(66.4)

	2008	2007	2006
Impairment charges:			
U.S.	**$(129.9)**	$ —	$ —
Canada	**—**	—	—
North America	**(129.9)**	—	—
Europe	**(169.5)**	—	—
Central and South America	**—**	—	—
Other	**—**	—	—
	$(299.4)	$ —	$ —

FOOTNOTE 19
LITIGATION AND CONTINGENCIES

The Company is involved in legal proceedings in the ordinary course of its business. These proceedings include claims for damages arising out of use of the Company's products, allegations of infringement of intellectual property, commercial disputes and employment matters as well as environmental matters described below. Some of the legal proceedings include claims for punitive as well as compensatory damages, and certain proceedings purport to be class actions.

The Company, using current product sales data and historical trends, actuarially calculates the estimate of its exposure for product liability. As a result of the most recent analysis, the Company has product liability reserves of $42.5 million as of December 31, 2008. The Company is insured for product liability claims for amounts in excess of established deductibles and accrues for the estimated liability as described up to the limits of the deductibles. All other claims and lawsuits are handled on a case-by-case basis.

On July 1, 2007, the Company acquired all of the outstanding equity interests of PSI System, Inc. ("Endicia"), provider of Endicia Internet Postage, for $51.2 million plus related acquisition costs and contingent payments of up to $25.0 million based on future revenues. Endicia is party to a lawsuit against it alleging patent infringement which was filed on November 22, 2006 in the U.S. District Court for the Central District of California. In this case, Stamps.com seeks injunctive relief in order to prevent Endicia from continuing to engage in activities that are alleged to infringe on Stamps.com's patents. An unfavorable outcome in this litigation, which management does not believe is probable, could materially adversely affect the Endicia business.

As of December 31, 2008, the Company was involved in various matters concerning federal and state environmental laws and regulations, including matters in which the Company has been identified by the U.S. Environmental Protection Agency and certain state environmental agencies as a potentially responsible party ("PRP") at contaminated sites under the Federal Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and equivalent state laws.

In assessing its environmental response costs, the Company has considered several factors, including the extent of the Company's volumetric contribution at each site relative to that of other PRPs; the kind of waste; the terms of existing cost sharing and other applicable agreements; the financial ability of other PRPs to share in the payment of requisite costs; the Company's prior experience with similar sites; environmental studies and cost estimates available to the Company; the effects of inflation on cost estimates; and the extent to which the Company's, and other parties', status as PRPs is disputed.

The Company's estimate of environmental response costs associated with these matters as of December 31, 2008 ranged between $12.6 million and $30.3 million. As of December 31, 2008, the Company had a reserve equal to $15.1 million for such environmental response costs in the aggregate, which is included in other accrued liabilities and other noncurrent liabilities in the Consolidated Balance Sheet. No insurance recovery was taken into account in determining the Company's cost estimates or reserve, nor do the Company's cost estimates or reserves reflect any discounting for present value purposes, except with respect to four long-term (30 year) operations and maintenance CERCLA matters which are estimated at their present value of $7.8 million.

Because of the uncertainties associated with environmental investigations and response activities, the possibility that the Company could be identified as a PRP at sites identified in the future that require the incurrence of environmental response costs and the possibility that sites acquired in business combinations may require environmental response costs, actual costs to be incurred by the Company may vary from the Company's estimates.

Although management of the Company cannot predict the ultimate outcome of these legal proceedings with certainty, including the items discussed above, it believes that the ultimate resolution of the Company's legal proceedings, including any amounts it may be required to pay in excess of amounts reserved, will not have a material effect on the Company's financial statements.

In the normal course of business and as part of its acquisition and divestiture strategy, the Company may provide certain representations and indemnifications related to legal, environmental, product liability, tax or other types of issues. Based on the nature of these representations and indemnifications, it is not possible to predict the maximum potential payments under all of these agreements due to the conditional nature of the Company's obligations and the unique facts and circumstances involved in each particular agreement. Historically, payments made by the Company under these agreements did not have a material effect on the Company's business, financial condition or results of operations.

As of December 31, 2008, the Company had $82.2 million in standby letters of credit primarily related to the Company's self-insurance programs, including workers' compensation, product liability, and medical.

COMMON STOCK PRICE PERFORMANCE GRAPH

The following common stock price performance graph compares the yearly change in the Company's cumulative total stockholder returns on its common stock during the years 2004 through 2008, with the cumulative total return of the Standard & Poor's 500 Index and the Dow Jones Consumer Goods Index, assuming the investment of $100 on December 31, 2003 and the reinvestment of dividends (rounded to the nearest dollar).


Comparison of Cumulative Five Year Total Return
$200
$150
$100
$ 50
0
2003
2004
2005
2006
2007
2008
Newell Rubbermaid Inc.
S&P 500 Index
DJ Consumer Goods Index

	2003	2004	2005	2006	2007	**2008**
Newell Rubbermaid, Inc.	$100	$110.11	$112.27	$141.04	$129.84	**$ 51.41**
S&P 500 Index	$100	$110.88	$116.33	$134.70	$142.10	**$ 89.53**
DJ Consumer Goods Index	$100	$113.02	$115.33	$132.54	$145.37	**$108.02**

NEW YORK STOCK EXCHANGE CERTIFICATIONS

The certifications of the Company's Chief Executive Officer and Chief Financial Officer have been included as Exhibits 31.1 and 31.2 to the 2008 Form 10-K, as required by the Sarbanes-Oxley Act. In addition, in 2008, the Company's Chief Executive Officer provided to the New York Stock Exchange the annual Chief Executive Officer certification regarding the Company's compliance with the New York Stock Exchange's corporate governance listing standards.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's common stock is listed on the New York and Chicago Stock Exchanges (symbol: NWL). As of January 31, 2009, there were 16,178 stockholders of record. The following table sets forth the high and low sales prices of the common stock on the New York Stock Exchange Composite Tape for the calendar periods indicated:

	2008		2007	
Quarters	**High**	**Low**	High	Low
First	**$25.94**	**$21.24**	$32.00	$28.66
Second	**24.08**	**16.68**	32.19	28.80
Third	**21.38**	**14.89**	29.88	24.22
Fourth	**17.59**	**9.13**	29.50	24.69

The Company has paid regular cash dividends on its common stock since 1947. The Company paid a quarterly cash dividend of $0.21 per share from February 1, 2000 through December 15, 2008. On January 29, 2009, the Company announced a 50 percent reduction in its quarterly dividend to $0.105 per share. On March 24, 2009, the Company announced a further reduction in its quarterly dividend to $0.05 per share. The payment of dividends to holders of the Company's common stock remains at the discretion of the Board of Directors and will depend upon many factors, including the Company's financial condition, earnings, legal requirements and other factors the Board of Directors deems relevant.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Operating Income, Excluding Charges

	2006	2007	**2008**
Operating income as reported	$ 656.6	$ 740.3	**$ 200.8**
Add: Restructuring costs	66.4	86.0	**120.3**
Add: Impairment charges	—	—	**299.4**
Operating income, excluding charges	$ 723.0	$ 826.3	**$ 620.5**
Net sales	$6,201.0	$6,407.3	**$6,470.6**
Operating margin	11.7%	12.9%	**9.6%**

"Normalized" EPS

	2006	2007	**2008**
Diluted earnings (loss) per share from continuing operations, as reported	$ 1.71	$ 1.72	**$(0.19)**
Project Acceleration restructuring costs	0.17	0.25	**0.31**
Diluted earnings per share from continuing operations, excluding charges	$ 1.88	$ 1.97	**$ 0.12**
One time events:			
Tax benefit	(0.36)	(0.15)	**(0.10)**
Non-cash goodwill impairment charge	—	—	**1.07**
Purchase of call option with respect to Reset notes	—	—	**0.13**
"Normalized" EPS	$ 1.52	$ 1.82	**$ 1.22**

BOARD OF DIRECTORS

William D. Marohn
Chairman of the Board—Newell Rubbermaid Inc. and
Former President and Chief Operating Officer—Whirlpool Corporation

Mark D. Ketchum
President and Chief Executive Officer— Newell Rubbermaid Inc.

Thomas E. Clarke
President of New Business Ventures—Nike, Inc.

Scott S. Cowen
President and Seymour S Goodman Memorial Professor
of Business—Tulane University

Michael T. Cowhig
Former President, Global Technical and Manufacturing—
The Procter & Gamble Company

Elizabeth Cuthbert-Millett
Private Investor

Domenico De Sole
Chairman—Tom Ford International

Cynthia A. Montgomery
Timken Professor of Business Administration and Chair of the
Strategy Unit—Harvard University Graduate School of Business

Steven J. Strobel
Former Senior Vice President and Treasurer—Motorola, Inc.

Michael A. Todman
President—Whirlpool North America

Raymond G. Viault
Former Vice Chairman—General Mills, Inc.

EXECUTIVE OFFICERS

Mark D. Ketchum
President and Chief Executive Officer

Hartley D. Blaha
President, Corporate Development

Paul G. Boitmann
President, Sales Operations and Global Wal-Mart

William A. Burke
Group President, Tools, Hardware & Commercial Products

Jay D. Gould
Group President, Home & Family

Dale L. Matschullat
Senior Vice President, General Counsel and Corporate Secretary

Magnus R. Nicolin
President, Newell Rubbermaid Europe, Middle East and Africa

J. Patrick Robinson
Executive Vice President and Chief Financial Officer

J. Eduardo Senf
President, Newell Rubbermaid Latin America

Gordon C. Steele
Senior Vice President, Program Management Office
and Chief Information Officer

James M. Sweet
Executive Vice President, Human Resources
and Corporate Communications

Theodore W. Woehrle
Senior Vice President, Marketing & Brand Management

FORWARD-LOOKING STATEMENTS

We discuss expectations regarding future performance, events and outcomes, such as our business outlook and objectives, in this annual report. All such statements are "forward-looking statements," and are based on financial data and our business plans available as of the date of this annual report, which may become out-of-date or incomplete. We assume no obligation to update any forward-looking statements as a result of new information, future events or other factors. Forward-looking statements are inherently uncertain and investors must recognize that actual results could be significantly different from our expectations. Risks and uncertainties that could cause results to differ from expectations are detailed in Item 1A in Newell Rubbermaid's Annual Report on Form 10-K for the year ended December 31, 2008, and in our other filings with the Securities and Exchange Commission.

Corporate Information

Shareholder Information

Newell Rubbermaid is traded on the New York Stock Exchange under the symbol NWL. Additional copies of this annual report, Newell Rubbermaid's Form 10-K and proxy statement filed with the Securities and Exchange Commission, dividend reinvestment plan information, recent and historical financial data, and other information about Newell Rubbermaid are available without charge to interested stockholders upon request.

Contact Information

All requests and inquiries should be directed to:

Newell Rubbermaid Inc.
Investor Relations
3 Glenlake Parkway
Atlanta, GA 30328
(800) 424-1941
investor.relations@newellco.com
www.newellrubbermaid.com

Annual Meeting Of Stockholders

The annual meeting of stockholders will be held on Tuesday, May 5, 2009, at 9:00 a.m. ET at:

Newell Rubbermaid Inc.
Corporate Headquarters
3 Glenlake Parkway
Atlanta, Georgia 30328
Phone: (770) 418-7000

Stockholder Account Maintenance

Communications concerning the transfer of shares, lost certificates, dividends, dividend reinvestment, receipt of multiple dividend checks, duplicate mailings or change of address should be directed to the Transfer Agent and Registrar:

Computershare Investor Services
P.O. Box 43036
Providence, RI 02940-3036
(877) 233-3006
www.computershare.com

This annual report should be read in conjunction with Newell Rubbermaid's 2009 annual meeting proxy statement and the 2008 Form 10-K. Copies of the proxy statement and Form 10-K may be obtained online at www.newellrubbermaid.com.

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Newell Rubbermaid Inc.
3 Glenlake Parkway
Atlanta, GA 30328
www.newellrubbermaid.com